
05008974

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Millepede International Limited**

*CURRENT ADDRESS **219-221 York Street**
Subiaco Western Australia 6008

**FORMER NAME

**NEW ADDRESS

FILE NO. 82-34687

FISCAL YEAR 2004

* Complete for initial submissions only

** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE:06/15/05

SCHEDULE I

Documents made public, filed or distributed since 1 July 2003

Number	Date of Document	Name of Document
1	30 July 2003	ASX Announcement – Release from escrow
2	31 July 2003	30 June 2003 Quarterly Report
3	29 August 2003	Appendix 3B – Quotation of securities
4	2 September 2003	ASX Announcement – Erico places third re-stock order
5	10 September 2003	ASX Announcement – Emtelle adopts mille-tie as standard
6	12 September 2003	Preliminary final report for the fiscal year ended 30 June 2003
7	16 September 2003	ASX Announcement – Millepede boosts North American sales development
8	19 September 2003	ASX Announcement – Millepede raises $1.89 million to fund business expansion
9	22 September 2003	Appendix 3B – New issue announcement
10	22 September 2003	ASIC Notification of Issue of Shares
11	22 September 2003	ASIC Notification of Ceasing to be a Company Officeholder – (J Nemcovsky)
12	24 September 2003	ASX Announcement – Issue of Millepede International Limited Shares
13	24 September 2003	ASX Announcement – Director Resignation
14	30 September 2003	2003 Annual Report
15	1 October 2003	ASX Announcement – Repeat purchase cycle developing in the USA
16	2 October 2003	ASIC Notification of Issue of Shares
17	6 October 2003	Appendix 3B – Exercise of Options
18	16 October 2003	Appendix 3B – Exercise of Options
19	16 October 2003	ASIC Notification of Issue of Shares

20	27 October 2003	Notice of Annual General Meeting and Annual Report Mailout
21	31 October 2003	30 September 2003 Quarterly Report
22	25 November 2003	ASX Announcement – Outcome of Annual General Meeting
23	3 December 2003	Appendix 3B – New issue announcement
24	3 December 2003	Appendix 3B – New issue announcement
25	3 December 2003	Appendix 3Y – Change of Directors' interest notices
26	3 December 2003	ASIC Notification of Issue of Shares
27	22 December 2003	ASIC Notification of Change to Share Structure Table
28	29 January 2004	ASX Announcement – Millepede reaches critical mass in key US market
29	30 January 2004	31 December 2003 Quarterly Report
30	8 February 2004	ASIC Notification of Correction to Annual Company Statement
31	27 February 2004	Financial Report for the Half Year ended 31 December 2003
32	27 February 2004	Half Year Report to the ASX for the half year ended 31 December 2003
33	18 March 2004	ASX Announcement – Wider acceptance of the Mille-Tie
34	30 April 2004	31 March 2004 Quarterly Report
35	25 June 2004	Form 605 Notice of ceasing to be substantial shareholder
36	28 June 2004	Appendix 3Y – Change of Directors' interest notices
37	28 June 2004	For m 605 Notice of ceasing to be substantial shareholder
38	8 July 2004	ASX Announcement – John Butterworth appointed Managing Director
39	8 July 2004	Appendix 3Z – Final Director's interest notice
40	30 July 2004	30 June 2004 Quarterly Report
41	4 August 2004	ASX Announcement – Mille-Tie used on UK Type 45 Destroyer

42	12 August 2004	ASX Announcement – Mille-Tie opens South African market
43	25 August 2004	ASX Release – Bell South approval and listing for the Mille-Tie
44	31 August 2004	Appendix 4E – Preliminary final report for the fiscal year ended 30 June 2004
45	5 October 2004	ASX Announcement – Resignation of Director and Appendix 3Z – Final Director's Interest Notice
46	5 October 2004	ASIC Notice of ceasing to be a company officeholder
47	21 October 2004	2004 Annual Report
48	21 October 2004	Notice of Annual General Meeting and Proxy Form
49	29 October 2004	30 September 2004 Quarterly Report
50	22 November 2004	ASX Announcement – Chairman's Address given at the Annual General Meeting
51	22 November 2004	ASX Announcement – Outcome of Annual General Meeting
52	22 November 2004	Notice of Change of address to the ASX
53	30 November 2004	ASX Announcement – Additional production capacity commissioned for Europe
54	8 December 2004	ASX Announcement – Millepede signs contracts for national sales and marketing operations for the United States and Mexico
55	17 December 2004	Form 603 – Notice of initial substantial shareholder
56	21 December 2004	ASX Announcement – Millepede wins supply agreement with U.S. electronics giant
57	22 December 2004	ASX Announcement – Radioshack Agreement – Further Details
58	31 January 2004	31 December 2004 Quarterly Report
59	31 January 2005	ASIC Notice of Change to Members Register to Annual Company Statement
60	21 February 2005	Change of address notice to ASIC
61	23 February 2005	ASX Announcement – Vendor Number for Radio Shack

		Supplied & UK Navy Approval
62	28 February 2005	Half Year Financial Report for the half year ended 31 December 2004
63	28 February 2005	Half Year Report to the ASX for the half year ended 31 December 2004
64	9 March 2005	ASX Announcement – Millepede USA signs major US supply agreement
65	16 March 2005	ASX Announcement – MPD completes first developments with US retail giant Radioshack
66	5 April 2005	ASX Announcement – Bellsouth extends Mille-Tie usage across entire network
67	13 April 2005	Press Release – Placement to raise $644,000
68	13 April 2005	Press Release – Millepede completes capital raising to boost global production
69	13 April 2005	ASIC Notification of Issue of Shares and Change to Share Structure
70	15 April 2005	Appendix 3B – New issue announcement
71	26 April 2005	Media Release – USA's biggest electronics retailer completes developments with Millepede
72	29 April 2005	31 March 2005 Quarterly Report and Activities Update
73	10 May 2005	Media Release – Millepede to establish Level 1 American Depository Receipt Program
74	11 May 2005	Notice of General Meeting and Proxy Form


millepede

www.millepede.com

30 July 2003

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

Release From Escrow

Pursuant to Listing Rule 3.10A, the Company wishes to advise that the following restricted securities will be released from escrow on 28 August 2003:

Ordinary fully paid shares	38,000,000
Options exercisable at 20 cents each on or before 31 December 2005	17,500,000

Application for quotation of these securities will be made under separate cover.

Yours sincerely

Blair Sergeant
Director

MILLEPEDE INTERNATIONAL LTD
84 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

MILLEPEDE INTERNATIONAL LTD

ABN	Quarter ended ("current quarter")
84 095 821 971	**30 June 2003**

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		55	264
1.2	Payments for	(a) staff costs	(187)	(727)
		(b) advertising and marketing	(58)	(65)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(177)	(846)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		9	65
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		**(300)**	**(1,309)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(300)**	**(1,309)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	(17)
	(d) physical non-current assets	(3)	(6)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(3)**	**(23)**
1.14	**Total operating and investing cash flows**	**(303)**	**(1,332)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	3
1.18	Repayment of borrowings	(1)	(14)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**(1)**	**(11)**
	Net increase (decrease) in cash held	**(304)**	**(1,343)**
1.21	Cash at beginning of quarter/year to date	1,066	2,105
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	**762**	**762**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	**67**
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Directors remuneration - 67

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	**38**	**38**
3.2	Credit standby arrangements	**Nil**	**Nil**

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	**65**	**166**
4.2 Deposits at call	**697**	**900**
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	**762**	**1,066**

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	**Nil**	**Nil**
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: **31 July 2003**
Director

Print name: **Vincent de Villers**

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Millepede International Ltd

ABN

84 095 821 971

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)		

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	38,000,000 Shares 17,500,000 Options
39	Class of +securities for which quotation is sought	Shares – fully paid ordinary Options – exercisable at 20 cents each on or before 31 December 2005
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	The Securities were released from escrow on 28 August 2003.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
67,452,348	Fully paid ordinary shares.
56,644,337	Options exercisable at $0.20 each on or before 31 December 2005.

(now go to 43)

All entities

Fees

43 Payment method (tick one)

- [x] Cheque attached

- [ ] Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [ ] Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 August 2003
Company Secretary

Print name: Blair E Sergeant

== == == == ==

+ See chapter 19 for defined terms.


millepede

www.millepede.com

2 September 2003

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

ERICO PLACES THIRD RE-STOCK ORDER

The Company is pleased to announce that ERICO has just placed its third re-stock order for Mille-Ties following a successful BICSI Conference in Nashville (Tennessee), where not only did both Millepede and ERICO have demonstration booths, but both companies presented the Mille-Tie at "New Product" seminars.

John Butterworth, Millepede's Global Marketing Director said. " When we have the chance to demonstrate the Mille-Tie, the response to the benefits offered by the Mille-Tie is always amazing. Following the new product presentation, we had queues forming just to receive samples. It was a similar story on the ERICO booth. Awareness trial and usage, thanks to Millepede's own marketing campaign and that of partners, is helping to achieve end user awareness and sales."

Vincent de Villers, Managing director said "The advantage of having co-labelling partners is the size of their sales infrastructure which allows the Mille-Tie to access end users and distributors at a much faster rate. Repeat orders of the Mille-Tie are at there highest so far and we are stocking up in anticipation of distributor pipe fills."

New Product Release

The new heavy duty Mille-Tie has also now been designed with cable management system requirements in mind. It is currently being manufactured in the UK (the standard and plenum Mille-tie is being manufactured in the US) and most distributors have stated they will stock it along with the regular Mille-Tie. It is an exciting new product with the same huge global potential as the regular version. It has the capacity to carry heavier loads of cables but still will not over-tighten.

The Mille-Tie is already crossing into other industrial sectors (non-Telecommunications) on its own merits, just as did standard cable ties when they were originally designed as

MILLEPEDE INTERNATIONAL LTD
84 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322


millepede

camouflage netting for tanks and yet now sell billions of ties to almost every market sector in existence.

The feedback from the Millepede team is that the heavy duty Mille-Tie is the appropriate product to take Millepede into its next purposefully targeted market which will be horticulture."

Over 1,500 key industry personnel attended the BICSI conference and numerous additional trade and customer developments are expected from the show.

Yours sincerely

Vincent de Villers
Managing Director

MILLEPEDE INTERNATIONAL LTD
84 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322


millepede

www.millepede.com

10 September 2003

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

MEDIA RELEASE

EMTELLE ADOPTS MILLE-TIE AS STANDARD

Not pipefill but tube fill - product continues to evolve

Millepede (ASX: MPD) today announced that the Emtelle Group has adopted the Mille-Tie as standard on Emtelle's fibreflow blown fibre-tubing system.

The Emtelle Group is a leading international supplier of fibre optic network solutions, utilising blown fibre technology.

On a monthly basis, Emtelle manufactures 4 million metres of primary tubing, which results in an average 7-way bundle of 570km of tube.

Emtelle's Managing Director, Steven King, said the Mille-Tie solution would assist Emtelle in its aim to provide 100 per cent long-term reliability for its cable installations.

"Our customers have an expectation that our systems will function reliably for a period of no less than 20 years," King said. "Adopting the Mille-Tie will eliminate the risk to our tubes, and will overcome the problems of cable ties that have been applied too tightly and which dry and shrink over the years."

Millepede Sales Executive, Stephen Townsend, said: "It is critical to installation efficiency that the internal diameter of the blown fibre tubing is maintained and, as the Mille-Tie system addresses all the problems caused by standard cable ties, it is the perfect solution."

Millepede International's Managing Director, Vincent de Villers, said: "It is important to recognise that the Mille-Tie is being utilised in this instance to harness fibres, and does not relate to the pipefill Millepede referred to in its last announcement.

MILLEPEDE INTERNATIONAL LTD
84 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322


millepede

www.millepede.com

"Emtelle's decision to adopt the Mille-Tie is also another example of how its usage is evolving and crossing unassisted into other industrial sectors," de Villers said.

"While use of the Mille-Tie by British Telecom and Unisys are examples of its industrial standardisation into the Category 6 market, Emtelle's Mille-Tie adoption is proof that the Mille-Tie has a much wider appeal than the huge Cat 6 market alone."

About Millepede
Millepede is a Perth based company that has been listed on the Australian Stock exchange since 2001.

Its principal activity is the marketing of the award winning Mille-Tie (and development of related variants) to the fastening world. Products are manufactured under license by custom moulders and sold to end users through globally known distribution outlets.

Millepede's Mille-Tie is a highly ubiquitous fastener initially aimed at the global datacoms industry. The Mille-Tie's benefits/uses are fast crossing into other industrial sectors, thereby delivering broader promotion of the 'Millepede' brand name.

The heavier-duty Mille-Tie is the next Millepede branded product to follow.

Yours sincerely

Vincent de Villers
Managing Director

MILLEPEDE INTERNATIONAL LTD
84 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

Appendix 4E

Preliminary Final Report
to the Australian Stock Exchange

Part 1

Name of Entity	Millepede International Limited
ABN	84 095 821 971
Financial Year Ended	30 June 2003
Previous Corresponding Reporting Period	Financial year ended 30 June 2002

Part 2 – Results for Announcement to the Market

	$'000	Percentage increase /(decrease) over previous corresponding period
Revenue from ordinary activities	269	22%
Loss from ordinary activities after tax attributable to members	(1,399)	(41%)
Net loss attributable to members	(1,399)	(41%)

Dividends (distributions)	Amount per security	Franked amount per security
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividends (if any)	Not Applicable	

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Refer Part 10 for commentary on the results for the year.

Part 3 – Contents of ASX Appendix 4E

Section	Contents
Part 1	Details of entity, reporting period
Part 2	Results for announcement to the market
Part 3	Contents of ASX Appendix 4E
Part 4	Consolidated statement of financial performance
Part 5	Accumulated losses
Part 6	Consolidated statement of financial position
Part 7	Consolidated statement of cash flows
Part 8	Basis of preparation
Part 9	Loss from ordinary activities
Part 10	Commentary on results
Part 11	Notes to the consolidated statement of cash flows
Part 12	Details relating to dividends
Part 13	Earnings per share
Part 14	Net tangible assets per security
Part 15	Details of entities over which control has been gained or lost
Part 16	Details of associates and joint venture entities
Part 17	Issued securities
Part 18	Segment information
Part 19	Subsequent events
Part 20	Information on audit or review

Part 4 – Consolidated Statement of Financial Performance

	2003 ($)	2002 ($)
Revenue from sale of goods	206,272	111,068
Other revenue from ordinary activities	62,668	108,861
Total revenue	**268,940**	**219,929**
Changes in inventories of finished goods	(108,727)	(72,153)
Depreciation and amortisation expenses	(146,331)	(119,957)
Employee expenses	(533,527)	(613,356)
Advertising and marketing expenses	(114,996)	(220,393)
Consultants expenses	(143,779)	(169,719)
Write-off of intangible asset	–	(495,728)
Provision for diminution in investment	–	(192,566)
Other expenses from ordinary activities	(620,630)	(644,623)
Loss from ordinary activities before related income tax benefit	(1,399,050)	(2,308,563)
Income tax benefit relating to ordinary activities	–	–
Loss from ordinary activities after related income tax benefit	**(1,399,050)**	**(2,308,563)**
Loss attributable to outside equity interest	–	(54,169)
Loss attributable to members of the parent entity	**(1,399,050)**	**(2,362,732)**

Part 5 – Accumulated losses

	2003 ($)	2002 ($)
Accumulated losses at the beginning of the year	(2,456,539)	(93,807)
Loss for the year	(1,399,050)	(2,362,732)
Accumulated losses at the end of the year	(3,855,589)	(2,456,539)

Part 6 – Consolidated Statement of Financial Position

	Note	2003 ($)	2002 ($)
CURRENT ASSETS			
Cash assets		761,192	2,104,737
Receivables		74,996	80,714
Inventories		47,138	57,246
Other		4,461	12,477
Total Current Assets		887,787	2,255,174
NON CURRENT ASSETS			
Plant & equipment		178,347	218,098
Intangible assets		250,835	320,633
Total Non Current Assets		429,182	538,731
TOTAL ASSETS		1,316,969	2,793,905
CURRENT LIABILITIES			
Payables		138,310	214,944
Interest bearing liabilities		29,078	8,278
Provisions		15,174	29,781
Total Current Liabilities		182,562	253,003
NON-CURRENT LIABILITIES			
Interest bearing liabilities		13,947	21,392
Total Non Current Liabilities		13,947	21,392
TOTAL LIABILITIES		196,509	274,395
NET ASSETS		**1,120,460**	**2,519,510**
EQUITY			
Contributed equity		4,701,318	4,701,318
Reserves		274,731	274,731
Accumulated losses		(3,855,589)	(2,456,539)
TOTAL EQUITY		**1,120,460**	**2,519,510**

Part 7 – Consolidated Statement of Cash Flows

	2003 ($)	2002 ($)
Cash flows from operating activities		
Cash receipts in the course of operations	262,640	208,910
Cash payments in the course of operations	(1,638,125)	(1,935,119)
Interest received	65,946	101,751
Net cash used in operating activities	(1,309,539)	(1,624,458)
Cash flows from investing activities		
Payments for investments	–	(192,567)
Payments for intellectual property	(17,569)	(73,719)
Payments for plant and equipment	(29,792)	(78,824)
Net cash used in investing activities	(47,361)	(345,110)
Cash flows from financing activities		
Proceeds from issue of shares and options	–	4,344,221
Transaction costs for the issue of shares	–	(347,862)
Proceeds from borrowings	26,945	28,942
Repayment of borrowings	(13,590)	–
Net cash provided by financing activities	13,355	4,025,301
NET INCREASE/(DECREASE) IN CASH HELD	(1,343,545)	2,055,733
Cash at the beginning of the financial year	2,104,737	49,004
Cash at the end of the financial year	**761,192**	**2,104,737**

Part 8 – Basis of Preparation

This preliminary final report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of ASX Appendix 4E.

The accounting policies adopted in the preparation of the preliminary final report are consistent with those adopted and disclosed in the 2002 annual financial report.

Part 9 – Loss from Ordinary Activities

The loss from ordinary activities before income tax benefit includes the following items of revenue and expense:

	2003 ($)	2002 ($)
Revenue		
Sale of goods revenue from operating activities	206,272	111,068
Interest income	62,668	108,861
Expenses		
Depreciation - plant and equipment	(69,543)	(50,271)
Amortisation of patents and trademarks	(76,788)	(69,687)
Total depreciation and amortisation	(146,331)	(119,958)
Goodwill on consolidation written off	-	(495,727)
Provision for diminution in investments	-	(192,567)
Lease rental expense – operating leases	(30,728)	(32,083)
Net foreign exchange gain/(loss)	11,829	(534)
Provision for employee entitlements	14,607	(29,502)

Part 10 – Commentary on Results

The Company has made significant progress over the last financial year. Consolidated gross revenues from the "sale of goods" rose by 86%, compared to last year, while consolidated revenue from "ordinary activities" rose by 22%. The overall operating loss of $1,399,050, represents a reduction of 41% on the previous year.

Significant operational milestones achieved during the last financial year are as follows:

- Co-labelling agreement with the Krone Group who are a major global supplier of copper and fibre-optic cabling systems for telecommunications and data networks with sales and operations covering 140 countries.
- The company's patented Mille-Tie has been passed by the US Underwriter's Laboratory, as a Wire Positioning Device "suitable for air handling spaces", having passed UL1565, Wiring Position Device, and conforming to UL 2043 Smoke & Heat Release Test and UL94HB flammability.
- Co-labelling agreement with the American-based company ERICO, which has a worldwide network of offices and manufacturing facilities in over 24 countries and has more than 1600 employees. ERICO are offering an exclusive Yellow version available in two formats, LSOH (Low Smoke Zero HALOGEN) and, Plenum.
- Combined sales of the US and UK marketing companies exceeded 1 million units in a month for the first time
- British Telecom and UNISYS confirmed that they had chosen to use the Millepede Mille-Tie as standard on Category 6 systems offered to their customers.
- Increased its ownership in the UK subsidiary to 97% and reached agreement with the major shareholders of the US operation to acquire their interests, taking the Company's position to approximately 94%.
- Appointment of Mr Ray Badnall as Non-Executive Chairman and Mr Glenn Tetley as Non-Executive Director.

The Company's closing cash at bank as at 30 June 2003 was $761,192.

Part 11 – Notes to the Consolidated Statement of Cash Flows

		2003 ($)	2002 ($)
(a)	**Reconciliation of cash**		
	Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:		
	Cash assets	761,192	2,104,737
(b)	**Reconciliation of loss from ordinary activities after income tax to net cash used in operating activities**		
	Loss after income tax	(1,399,050)	(2,308,563)
	Add non-cash items:		
	Amortisation of goodwill	–	495,727
	Provision for diminution in investments	–	192,567
	Amortisation of patents and trademarks	76,788	69,687
	Depreciation of plant and equipment	69,543	50,271
	Amounts set aside to provisions	(14,607)	29,502
	Net cash used in operating activities before change in assets and liabilities	(1,267,326)	(1,470,809)
	Changes in assets and liabilities during the financial year:		
	Decrease in receivables	5,718	104,717
	Decrease/(increase) in inventories	10,108	(10,255)
	(Increase) in prepayments	8,016	12,522
	Increase in accounts payable	(66,055)	(260,633)
	Net cash used in operating activities	(1,309,539)	(1,624,458)

Part 12 – Details Relating to Dividends

Date the dividend is payable	N/A
Record date to determine entitlement to the dividend	
Amount per security	
Total dividend	
Amount per security of foreign sourced dividend or distribution	
Details of any dividend reinvestment plans in operation	
The last date for receipt of an election notice for participation in any dividend reinvestment plans	

Part 13 – Earnings per Share

	2003	2002
Basic earnings per share		
Ordinary shares	(2.07 cents)	(3.65 cents)

The Company's potential ordinary shares are not considered dilutive and accordingly basic loss per share is the same as diluted loss per share.

	No.	No.
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	67,452,348	64,718,985

Part 14 – Net Tangible Assets per Security

	2003	2002
Net tangible asset backing per ordinary security	1.3 cents	3.3 cents

Part 15 – Details of Entities Over Which Control has been Gained or Lost

Name of entity (or group of entities)	Not Applicable
Date control gained or lost	
Contribution of the controlled entity (or group of entities) to the profit/(loss) from ordinary activities during the period, from the date of gaining or losing control	
Profit (loss) from ordinary activities of the controlled entity (or group of entities) for the whole of the previous corresponding period	
Contribution to consolidated profit/(loss) from ordinary activities from sale of interest leading to loss of control	

Part 16 – Details of Associates and Joint Venture Entities

	Ownership Interest		Contribution to net profit/(loss)	
	2003 %	2002 %	2003 $A'000	2002 $A'000
Name of entity	N/A	N/A	N/A	N/A
Associates				
Joint Venture Entities				
Aggregate Share of Losses				

Part 17 – Issued Securities

	2003 ($)	2002 ($)
Share capital		
67,452,348[2002: 67,452,348] fully paid ordinary shares	4,701,318	4,701,318

There were no movements in contributed equity during the year.

Options

The following options to subscribe for ordinary fully paid shares are outstanding at balance date:

- 56,644,337 options exercisable at 20 cents each on or before 31 December 2005.

No options were granted during the year and no options lapsed during the year.

Part 18 – Segment Information

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest revenue and corporate assets and expenses.

Primary reporting - Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Geographical Segments	Australia $		UK $		USA $		Eliminations $		Consolidated $	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenue										
External segment revenue	-	-	116,166	131,200	90,105	(20,185)	-	-	206,271	111,015
Inter-segment revenue	-	-	240,000	160,000	-	-	(240,000)	(160,000)	-	-
	-	-	356,166	291,200	90,105	(20,185)	(240,000)	(160,000)	206,271	111,015
Unallocated interest revenue									62,669	108,914
Total Segment Revenue									268,940	219,929
Result										
Segment result	(408,069)	(1,082,865)	(627,130)	(835,102)	(154,338)	(553,679)	-	-	(1,189,537)	(2,471,646)
Unallocated items									(209,513)	108,914
Net loss									(1,399,050)	(2,362,732)
Depreciation and amortisation	(81,362)	(69,687)	(34,285)	(24,116)	(30,684)	(26,154)	-	-	(146,331)	(119,957)
Individually significant items:										
Provision for diminution in investment	(1,768,928)	(192,566)	-	-	-	-	-	-	(1,768,928)	(192,566)
Assets										
Segment assets	1,479,914	1,940,588	84,531	411,177	284,186	252,681	(1,259,920)	(1,909,516)	588,711	694,930
Unallocated corporate assets									728,258	2,098,975
Consolidated total assets									1,316,969	2,793,905
Liabilities										
Consolidated total liabilities	(119,764)	(53,997)	(310,729)	(483,037)	(36,688)	(863,592)	270,672	1,126,232	(196,509)	(274,394)

Part 19 – Subsequent Events

At the date of this report, there is no matter or circumstance which has arisen since 30 June 2003 that has significantly affected or may significantly affect the operations of the consolidated entity constituted by Millepede International Limited and the entities it controls from time to time, or the results of those operations, or the state of affairs, in financial years subsequent to balance date.

Part 20 – Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	
The accounts are in the process of being audited or subject to review	✓	The accounts have not yet been audited or reviewed	

If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:

Not applicable

If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:

Not applicable


millepede

www.millepede.com

16 September 2003

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

MILLEPEDE BOOSTS NORTH AMERICAN SALES DEVELOPMENT

Millepede's North American sales development has taken a significant step forward in Canada.

One of the largest distributors of electrical and data communication products in Canada, Wesco Distribution Canada, Inc. (**"Wesco"**), is placing major stock packages of the Millepede Mille-Tie into both of its central distribution depots and also its main data communication branches.

Wesco was originally part of the Westinghouse Group, and has a network of 48 branches across Canada.

Millepede's Global Marketing Director, John Butterworth, said: "The establishment of an excellent supply channel with Wesco will assist Millepede in its implementation of an aggressive sales push into the Canadian market."

"We are supporting this sales push with a very active awareness campaign, in-store sampling and an advertising program designed to assist pull through of stock," Butterworth said.

"These are the first of several expected developments to take place in Canada with our newly established representatives, JFC Solutions."

Wesco's National DataComm Sales Manager, Dan Drazilov, said: "As one of the largest distributors in Canada, Wesco believes that it will achieve traction for the Mille-Tie in this market through our complementary product range and extensive branch network."

"The Mille-Tie is unique to this marketplace, and we look forward to working with Millepede to establish a national acceptance of the product across Canada."

MILLEPEDE INTERNATIONAL LTD
84 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

"The Mille-Tie is an ideal example of a revolutionary product that has been very successful in other markets but has not yet been promoted in Canada."

"We feel that once the Canadian Specifiers and Installers see and feel this product they will be quick to utilize it."

Millepede Managing Director, Vincent de Villiers, said: "These latest developments in the Canadian market reflect the work Millepede has undertaken in Europe and the US to create awareness of the product across the industry.

"This awareness and reputation can also be leveraged as we enter and develop new countries and markets, and allow us to more quickly realise the product's potential."

About Millepede

Millepede is a Perth based company that has been listed on the Australian Stock exchange since 2001.

Its principal activity is the marketing of the award winning Mille-tie (and development of related variants) to the fastening world. Products are manufactured under license by custom moulders and sold to end users through globally known distribution outlets.

Millepede's Mille-tie is a highly ubiquitous fastener initially aimed at the global datacoms industry. The Mille-tie's benefits/uses are fast crossing into other industrial sectors, thereby delivering broader promotion of the 'Millepede' brand name.

The heavier-duty Mille-tie is the next Millepede branded product to follow.

Yours sincerely

Vincent de Villers
Managing Director


millepede

www.millepede.com

19 September 2003

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

Millepede raises $1.89 million to fund business expansion

Millepede International Limited ("MPD") today announced it has raised AUD1.89 million, having received applications from a number of private investors and existing shareholders for a total of 6,308,333 million fully paid ordinary shares at an issue price of 30 cents per share.

The funds raised will enable Millepede to:

1. broaden its sales network with a view to more aggressively pursuing international business development of its Mille-Tie product in datacoms
2. manufacture a new production tool for the UK; and
3. diversify marketing channels into Horticultural and the Military for which Millepede already has a NATO part number.

Millepede's Managing Director, Vincent de Villers, said that he was very encouraged by the strength of investor appetite for the fundraising.

"We believe the market support for the raising is a solid endorsement of the success we have been having recently in introducing the Mille-Tie to new geographic and industrial sectors," he said.

"This raising will help enable Millepede capitalise on the growing international acceptance of the Mille-Tie.

"The Mille-Tie continues to make inroads into new international markets and, equally importantly, is beginning to cross over into industrial sectors other than its traditional communications focus. We have an excellent marketing platform, our product is world class and we have all the money we need.

MILLEPEDE INTERNATIONAL LTD
84 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

About Millepede
Millepede is a Perth based company that has been listed on the Australian Stock exchange since 2001.

Its principal activity is the marketing of the award winning Mille-Tie (and development of related variants) to the fastening world. Products are manufactured under license by custom moulders and sold to end users through globally known distribution outlets.

Millepede's Mille-Tie is a highly ubiquitous fastener initially aimed at the global datacoms industry. The Mille-Tie's benefits/uses are fast crossing into other industrial sectors, thereby delivering broader promotion of the 'Millepede' brand name.

The heavier-duty Mille-Tie is the next Millepede branded product to follow.

Yours sincerely

Vincent de Villers
Managing Director

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Millepede International Ltd

ABN

84 095 821 971

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).



1	+Class of +securities issued or to be issued	Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,308,332
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	30 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To raise $1,892,499.60 (before costs) for working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 September 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	73,760,680	Shares
		56,644,337	Options exercisable at 20 cents each on or before 31 December 2005.

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☒ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 September 2003
Company Secretary

Print name: Blair E Sergeant

== == == == ==

+ See chapter 19 for defined terms.



ASIC

Australian Securities & Investments Commission



Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Millepede International Limited

ACN/ ABN

095 821 871

Is this document being lodged to update the Annual Company Statement that was sent to you?

[ ] Yes

[X] No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	6,308,332	$0.30	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occured

2 2 / 0 9 / 0 3
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	**Shares increased by** ... *(number)*	**Shares decreased by** ... *(number)*	**Number now held**	**Total $ paid on these shares**	**Total $ unpaid on these shares**	**Fully paid (y/n)**	**Beneficially held (y/n)**	**Top 20 member (y/n)**

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has *changed*

☐ Family name
Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City
State/Territory

Postcode
Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Blair Sergeant

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed

2 2 / 0 9 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[ ] Signatory above

[ ] ASIC registered agent above

[X] Name of lodging party

Anthony Ho & Associates

Office, unit, level, or PO Box number

PO Box 543

Street number and Street name

Suburb/City: Subiaco
State/Territory: WA

Postcode: 6008
Country (if not Australia)

DX Number
DX City/suburb

Telephone Number

(08) 9382 1311



Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge





ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section B

Section B may be lodged independently if no changes are to be notified via Sections A or C.

Use this form to notify ASIC of:

B1 **Appoint company officeholder**

B2 **Cease company officeholder**

B3 **Change to special purpose company status**

Related Forms

484 A - change of address, name (officeholders or members), details (ultimate holding company)

484 C - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Millepede International Ltd

ACN/ ABN

095 821 971

Continues on next page...

B1 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

- [ ] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date
[D D] / [M M] / [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name | Given names

Place of birth (town/city) | (state/country)

Date of Birth
[D D] / [M M] / [Y Y]

Former name
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name | Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (If applicable)
[D D] / [M M] / [Y Y]

Has the role been extended? (Select one box)

- [ ] Yes
- [ ] No

B1 Continued... **Appoint another company officeholder**

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
(Select one or more boxes)

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (Provide full given names, not initials)

Family name | Given names

Place of birth (town/city) | (state/country)

Date of Birth

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Former name
(eg change by deed poll, marriage.)

Their previous name was (Provide full given names, not initials)

Family name | Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom
Note: Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (If applicable)

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Has the role been extended? (Select one box)

☐ Yes

☐ No

B2 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.

Role of ceased officeholder
(Select one or more boxes)

[X] Director

[0] Secretary

[ ] Alternate director

Person alternate for

Date officeholder ceased

Date
2 2 / 0 9 / 0 3
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Nemcovsky

Given names: John

Place of birth (town/city) (state/country): Reading, PA, USA

Date of Birth
0 7 / 1 0 / 5 8
[D D] [M M] [Y Y]

B2 Continued... Cease another company officeholder

Role of ceased officeholder
(Select one or more boxes)

[ ] Director

[ ] Secretary

[ ] Alternate director

Person alternate for

Date officeholder ceased

Date
/ /
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name

Given names

Place of birth (town/city) (state/country)

Date of Birth
/ /
[D D] [M M] [Y Y]

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below. Note: If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 2A of the Corporations (Fees) Regulations.

The change is

Commence
- ☐ Home unit company
- ☐ Superannuation trustee company
- ☐ For charitable purposes only

☐ Cease

Date of change

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

A resigning officeholder's signature is not acceptable.

I certify that the information in this form is true and complete

Name

Blair Sergeant

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed

2 4 / 0 9 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[ ] Signatory above

[ ] ASIC registered agent above

[X] Name of lodging party

Anthony Ho & Associates

Office, unit, level, or PO Box number

PO Box 543

Street number and Street name

Suburb/City: West Perth

State/Territory: WA

Postcode: 6872

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(08) 9382 1311



Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge


millepede

www.millepede.com

24 September 2003

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

ISSUE OF MILLEPEDE INTERNATIONAL LIMITED SHARES - SECONDARY TRADING NOTICE - NOTIFICATION PURSUANT TO ASIC CLASS ORDER 02/1180

On 22 September 2003 Millepede International Limited ("**Company**") announced that it had allotted to professional and sophisticated investors, a total of 6,308,332 fully paid ordinary shares (**"Shares"**) at an issue price of 30 cents per share raising $1.89 million,.

Secondary Trading and ASIC relief

The Corporations Act 2001 (Cth) restricts the on-sale of securities issued without a prospectus. On 29 November 2002 the Australian Investments Commission ("**ASIC**") issued Class Order 02/1180 ("**Class Order**") granting relief from the secondary trading provisions in specified circumstances.

The Class Order relief applies where an offer of securities for sale fulfils the following conditions:

1. the securities were issued on or after 12 December 2002; and

2. the securities are covered by at least one of the categories of relief set out in the Class Order.

Category 1 Relief

The issue of the Shares noted above will fall within Category 1 of the Class Order.

MILLEPEDE INTERNATIONAL LTD
84 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

For the purpose of Item 5 of Category 1 of the Class Order, the Company hereby notifies the ASX that all information of the kind that would be required to be disclosed under subsection 713(5) of the Act if a prospectus were to be issued in reliance on section 713 of the Act in relation to an offer of the securities has been disclosed to ASX.

Yours sincerely

Vincent de Villers
Managing Director


millepede

www.millepede.com

24 September 2003

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

DIRECTOR RESIGNATION

Millepede International Ltd ("MPD") wishes to advise that Mr John Nemcovsky has resigned as a Director of the Company.

Following is Mr Nemcovsky's *"Appendix 3Z – Final Director's Interest Notice"*.

Yours sincerely

Blair Sergeant
Company Secretary

MILLEPEDE INTERNATIONAL LTD
84 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Millepede International Limited
ABN	84 095 821 971

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	John Nemcovsky
Date of last notice	8 January 2002
Date that director ceased to be director	22 September 2003

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest *Note: Provide details of the circumstances giving rise to the relevant interest*	**Number & class of securities**
Mr Nemcovsky's wife is a director of Millepede Holdings Limited, the registered holder of Mr Nemcovsky's indirect interest.	34,113,334 ordinary shares 17,500,000 options exercisable at 20 cents each on or before 31 December 2005

Part 3 – Director's interests in contracts

Detail of contract	–
Nature of interest	–
Name of registered holder (if issued securities)	–
No. and class of securities to which interest relates	–

+ See chapter 19 for defined terms.


millepede

www.millepede.com

1 October 2003

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

REPEAT PURCHASE CYCLE DEVELOPING IN THE USA

Millepede today announced that it has now received repeat purchase orders from all of its US-based distributors.

"Our distributor relationships have now completed the full cycle of initial purchase, sell through and re-order," said Millepede's President of its US operations, John Nemcovsky.

"The re-ordering of Mille-Tie stocks from all distributors is a milestone for the Company and a key indicator of the potential of this product in the US market," he said.

"It also highlights to us that sell-through is being achieved and, as a consequence, contributing to the consolidation and ongoing success of our distributor relationships."

Millepede Managing Director, Vincent de Villers, said: "The measurement of repeat purchase cycles is a key milestone in our business plan."

"Initial stock ordered has moved into the market and additional product distributions are ongoing," he said.

"Our distributors have always indicated that they do not like holding inventory and will only make repeat purchases on the back of new sales."

MILLEPEDE INTERNATIONAL LTD
84 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

"As such, we are re-assured by the flow of multiple orders currently taking place in the US market."

"The repeat orders are also an indication that the Mille-Tie is being utilised in a broader range of industrial sectors than just the Company's initial target market of datacoms."

"It also re-affirms the success of our marketing and distribution strategy, which involved building a foundation of demand in datacoms before progressively introducing the Mille-Tie to new industrial sectors."

"The next objective for the business is to build some momentum in the lucrative retail market."

The first order for the more recently released heavy duty Mille-Tie has been received in the UK. While only a relatively small order, it is a reflection of the potential of this version of the Mille-Tie, and the readiness of end-users to adopt the product.

The first tonne shipment of heavy duty Mille-ties will arrive in the US this week.

About Millepede

Millepede is a Perth-based company that has been listed on the Australian Stock Exchange since 2001.

Its principal activity is the marketing of plastic products and technologies. Its products are manufactured under licence, allowing Millepede to focus on marketing and research and development.

Millepede's current major focus is the marketing and distribution of its Mille-Tie product, which is an advanced cable management tool utilised primarily across the telecommunications and cable sector.

Mille-Ties have already been adopted globally by cable companies seeking a more efficient means of bundling sensitive cabling such as Category 6 and optical fibre.

Further information can be found at www.millepede.com.

Yours sincerely

Blair Sergeant
Company Secretary



ASIC

Australian Securities & Investments Commission



Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Millepede International Limited

ACN/ ABN

095 821 871

Is this document being lodged to update the Annual Company Statement that was sent to you?

[ ] Yes

[X] No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	**C2** - Issue of shares	**C3** - Cancellation of shares	**C4** - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	2,500	$0.20	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occured

0 2 / 1 0 / 0 3
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back only
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Blair Sergeant

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed

0 2 / 1 0 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[ ] Signatory above

[ ] ASIC registered agent above

[X] Name of lodging party

Anthony Ho & Associates

Office, unit, level, or PO Box number

PO Box 543

Street number and Street name

Suburb/City

West Perth

State/Territory

WA

Postcode

6008

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(08) 9382 1311



Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MILLEPEDE INTERNATIONAL LIMITED

ABN

84 095 821 971

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Questions 1 to 10 – Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 – Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**2,500**
39	Class of +securities for which quotation is sought	**Ordinary fully paid shares**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**Exercise of listed options at 20 cents each (expiry date: 31 December 2005).**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
73,763,180	**Ordinary fully paid shares.**
56,641,837	**Options exercisable at 20 cents each on or before 31 December 2005.**

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **6 October 2003**
(Company Secretary)

Print name: **Blair Sergeant**

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MILLEPEDE INTERNATIONAL LIMITED

ABN

84 095 821 971

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Questions 1 to 10 – Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 – Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**2,500**
39	Class of +securities for which quotation is sought	**Ordinary fully paid shares**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**Exercise of listed options at 20 cents each (expiry date: 31 December 2005).**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
73,765,680	**Ordinary fully paid shares.**
56,639,337	**Options exercisable at 20 cents each on or before 31 December 2005.**

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **16 October 2003**
(Company Secretary)

Print name: **Blair Sergeant**

+ See chapter 19 for defined terms.



ASIC
Australian Securities & Investments Commission



Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Millepede International Limited

ACN/ ABN

095 821 871

Is this document being lodged to update the Annual Company Statement that was sent to you?

[ ] Yes

[X] No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to *share structure table*	**C2** - Issue of shares	**C3** - Cancellation of *shares*	**C4** - Change to *members register*
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	2,500	$0.20	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[1][6] / [1][0] / [0][3]
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Blair Sergeant

Capacity

☐ Director

☒ Company secretary

Signature

Date signed

16 / 10 / 03
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☐ ASIC registered agent above

☒ Name of lodging party

Anthony Ho & Associates

Office, unit, level, or PO Box number

PO Box 543

Street number and Street name

Suburb/City: West Perth

State/Territory: WA

Postcode: 6008

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(08) 9382 1311



Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge


millepede

www.millepede.com

27 October 2003

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

NOTICE OF ANNUAL GENERAL MEETING
AND ANNUAL REPORT MAILOUT

In accordance with Listing Rule 15.2, we attach the Company's Notice of Annual General Meeting, to be held on Tuesday 25 November 2003.

Please also find following this announcement, pursuant to Listing Rule 15.2, the Company's Annual Report for the year ended 30 June 2003, as despatched to shareholders.

Yours sincerely

Blair E Sergeant
Company Secretary

att.

MILLEPEDE INTERNATIONAL LTD
84 095 821 971

219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322


millepede

MILLEPEDE INTERNATIONAL LIMITED

ACN 095 821 971

NOTICE OF ANNUAL GENERAL MEETING

PROXY FORM

EXPLANATORY MEMORANDUM

Date of Meeting
25 November 2003

Time of Meeting
10.00am

Place of Meeting
Parkwater Business Centre
45 Ventnor Avenue
West Perth, Western Australia



MILLEPEDE INTERNATIONAL LIMITED
ACN 095 821 971

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of Millepede International Limited ACN 095 821 971 ("**Company**") will be held at the Parkwater Business Centre, West Perth, Western Australia on 25 November 2003 at 10.00am Western Standard Time, for the purpose of transacting the following business referred to in this Notice of Annual General Meeting.

An Explanatory Memorandum containing information in relation to the following Resolutions accompanies this Notice of Meeting.

AGENDA

Financial Reports

To receive and consider the annual Financial Statements of the Company for the year ended 30 June 2003 including the Director's Report and the Auditor's Report.

Resolution 1 – Election of Mr Raymond Badnall as Director

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, Mr Raymond Badnall, who retires in accordance with clause 13.5 of the Company's Constitution, be elected as a Director of the Company."

Resolution 2 – Election of Mr Glenn Tetley as Director

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, Mr Glenn Tetley, who retires in accordance with clause 13.5 of the Company's Constitution, be elected as a Director of the Company."

Resolution 3 – Election of Mr Blair Sergeant as Director

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, Mr Blair Sergeant, who retires in accordance with clause 13.5 of the Company's Constitution, be elected as a Director of the Company."

Resolution 4 – Election of Mr John Butterworth

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"That, Mr John Butterworth, who retires by rotation in accordance with the Company's Constitution, be elected as a Director of the Company."

Resolution 5 – Grant Class A Options to Raymond Badnall, Chairman

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"Pursuant to section 208 of the Corporations Act and Listing Rule 10.11, the Company approve and authorise the grant of up to 1,000,000 Class A Options for no issue price to Mr Raymond Badnall, the Chairman of the Company, on the terms and conditions set out in Annexure A attached to the Explanatory Memorandum accompanying this Notice of Meeting."

The Company will in accordance with section 224 of the Corporations Act 2001 disregard any votes cast on Resolution 5 by Mr Badnall and any associate of Mr Badnall. However, the Company need not disregard a vote if it is cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on the proposed resolution and it is not cast on behalf of Mr Badnall or an associate of Mr Badnall, in accordance with sub-section 224(2) of the Corporations Act 2001.

Resolution 6 – Issue Shares to Mr John Butterworth for the Acquisition of Millepede USA, Inc. Shares

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"Pursuant to section 208 of the Corporations Act and Listing Rule 10.11, the Company approve and authorise the issue of 110,000 Shares to Mr John Butterworth, a director of the Company, in consideration for the transfer of his 110,000 MUI Shares to the Company, on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

The Company will in accordance with section 224 of the Corporations Act 2001 disregard any votes cast on Resolution 6 by Mr Butterworth and any associate of Mr Butterworth. However, the Company need not disregard a vote if it is cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on the proposed resolution and it is not cast on behalf of Mr Butterworth or an associate of Mr Butterworth, in accordance with sub-section 224(2) of the Corporations Act 2001.

Resolution 7 – Issue Shares to Mr John Nemcovsky for the Acquisition of Millepede USA, Inc. Shares

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"Pursuant to section 208 of the Corporations Act and Listing Rule 10.11, the Company approve and authorise the issue of 870,000 Shares to Mr John Nemcovsky, a director of the Company, in consideration for the transfer of his 870,000 MUI Shares to the Company, on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

The Company will in accordance with section 224 of the Corporations Act 2001 (Commonwealth of Australia) disregard any votes cast on Resolution 7 by Mr Nemcovsky and any associate of Mr Nemkovsky. However, the Company need not disregard a vote if it is cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on the proposed resolution and it is not cast on behalf of Mr Nemkovsky or an associate of Mr Nemkovsky, in accordance with sub-section 224(2) of the Corporations Act 2001.

Resolution 8 – Grant Class B Options to Glenn Tetley

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

"Pursuant to section 208 of the Corporations Act and Listing Rule 10.11, the Company approve and authorise the grant of up to 2,000,000 Class B Options for no issue price to Mr Glenn Tetley, a director of the Company, on the terms and conditions set out in Annexure B attached to the Explanatory Memorandum accompanying this Notice of Meeting."

The Company will in accordance with section 224 of the Corporations Act 2001 (Commonwealth of Australia) disregard any votes cast on Resolution 8 by Mr Tetley and any associate of Mr Tetley. However, the Company need not disregard a vote if it is cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on the proposed resolution and it is not cast on behalf of Mr Tetley or an associate of Mr Tetley, in accordance with sub-section 224(2) of the Corporations Act 2001.

For the purposes of Resolutions 5 – 8, the following definitions apply:

*"**ASX**" means Australian Stock Exchange Limited;*

*"**Class A Option**" means an option to acquire one Share exercisable at $0.25 each, on or before 31 December 2004, on the terms and conditions set out in Annexure A to the Explanatory Memorandum accompanying this Notice of Meeting;*

*"**Class B Option**" means an option to acquire one Share exercisable at $0.25 each, on or before 30 June 2004, on the terms and conditions set out in Annexure B to the Explanatory Memorandum accompanying this Notice of Meeting;*

*"**Company**" means Millepede International Limited ACN 095 821 971;*

*"**Corporations Act**" means Corporations Act 2001 (Cth);*

*"**Directors**" means the Directors of the Company;*

*"**Listing Rules**" means the Listing Rules of the ASX;*

*"**MUI**" means Millepede USA, Inc a company incorporated in the United States of America;*

*"**MUI Shares**" means fully paid ordinary shares in the capital of the MUI; and*

*"**Shares**" means fully paid ordinary shares in the capital of the Company.*

Other business

To deal with any other business which may be brought forward in accordance with the Constitution and the Corporations Act.

BY ORDER OF THE BOARD

Blair Sergeant
Company Secretary
27 October 2003

PROXIES

- Votes at the general meeting may be given personally or by proxy, attorney or representative.
- A shareholder entitled to attend and vote at the above meeting may appoint not more than two proxies to attend and vote at this meeting. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholders voting rights.
- A proxy may but need not be a shareholder of the Company.
- The instrument appointing of a proxy must be in writing, executed by the appointor or his/her attorney duly authorised in writing or, if such appointer is a corporation, either under seal or under hand of an officer or his/her attorney duly authorised.
- The instrument of proxy (and the power of attorney or other authority, if any, under which it is signed) must be lodged by person, post, courier or facsimile and reach the Registered office of the Company at least 48 hours prior to the meeting. For the convenience of shareholders a Proxy Form is enclosed.

For the purposes of section 1074E(2) of the Corporations Act 2001 and regulation 7.11.37 of the Corporations Regulations 2001, the Company determines that members holding ordinary shares at the close of business on 21 November 2003 will be entitled to attend and vote at the General Meeting.

Corporations

A corporation may elect to appoint a representative in accordance with the Act in which case the Company will require written proof of the representative's appointment which must be lodged with, or presented to the Company before the meeting.



MILLEPEDE INTERNATIONAL LIMITED
ACN 095 821 971

EXPLANATORY MEMORANDUM

This Explanatory Memorandum is intended to provide shareholders with information to assess the merits of the resolutions contained in the accompanying Notice of General Meeting of Millepede International Limited ("**Company**").

The Directors recommend shareholders read this Explanatory Memorandum in full before making any decision in relation to the resolution.

RESOLUTION 1 – ELECTION OF MR RAYMOND BADNALL AS DIRECTOR

Mr Raymond Badnall who, was appointed as Chairman of the Company on 19 May 2003, retires in accordance with clause 13.5 of the Company's Constitution and, being eligible, offers himself for re-election.

Mr Badnall is one a highly respected and experienced senior executive in the Australian telecommunications industry. Mr Badnall spent the last 4 years as Director – Network Operations of SingTel Optus (Australia) having been headhunted by the then Cable & Wireless Optus from Telstra Corporation Limited, where Mr Badnall held numerous senior positions spanning 11 years.

In Mr Badnall's previous position with SingTel Optus as Director - Network Operations, he was responsible for over 1,400 staff and a cost centre of up to $300m. His role included high-level negotiation of vendor contracts and tendering with global vendors such as IBM, HP, Fujitsu, various utilities, contractors, etc. In addition, Mr Badnall played a significant role in the technological negotiations of SingTel Limited's acquisition of Optus, following which Mr Badnall was appointed Director of SingTel Optus (Australia).

RESOLUTION 2 – ELECTION OF MR GLENN TETLEY AS DIRECTOR

Mr Glenn Tetley, who was appointed as a director of the Company on 16 June 2003, retires in accordance with clause 13.5 of the Company's Constitution and, being eligible, offers himself for re-election.

After gaining a Bachelor of Economics from Sydney University, Mr Tetley worked for over 30 years in the investment field. Initially employed by the Bank of NSW (now Westpac) in the investment research area, Mr Tetley moved into the area of funds management employers such as MGICA (a listed mortgage insurer which became an AMP subsidiary), Bankers Trust and Morgan Grenfell.

Since July 1987, Mr Tetley has been involved in financial journalism, most recently through Huntley's Smaller Companies Guide. In later years he has provided seed capital for a number of smaller companies. In this role, he is currently Chairman and major shareholder of MXL Ltd, an ASX listed software group. He has become increasingly interested in ASX listed small "cap" companies where above average growth can be consistently achieved over a medium term of 5 years by those companies which are properly structured, well run, have a niche market or unique product advantage.

RESOLUTION 3 – ELECTION OF MR BLAIR SERGEANT AS DIRECTOR

Mr Blair Sergeant, who was appointed as a director of the Company on 16 June 2003, retires in accordance with clause 13.5 of the Company's Constitution and, being eligible, offers himself for re-election.

Mr Sergeant graduated as a Bachelor of Business in 1992 and completed a Post Graduate Diploma in Corporate Administration in 1999, both from Curtin University, WA. He is a member of the Chartered Institute of Company Secretaries and an Associate of the Australian Society of Certified Practicing Accountants. Mr Sergeant is currently Non-Executive Director or Company Secretary to a number of ASX listed and non-listed companies, and a Partner with boutique accounting firm, Anthony Ho & Associates.

RESOLUTION 4 – ELECTION OF MR JOHN BUTTERWORTH AS DIRECTOR

Mr John Butteworth who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

After starting his career in retail management spending five years with Kimberly Clark, Mr Butterworth joined Cussons for twelve years, becoming Sales and Marketing Director of their Chinese operations.

He then joined WD40 and was responsible for International Business Development, specifically the launching of their product into new geographic markets, such as Eastern Europe. Mr Butterworth left WD40 in 1998 and launched a new maintenance spray in Eastern Europe and a new suncare range in the UK now being sold in Boots and Asda. Mr Butterworth brings a wealth of commercial and marketing experience to Millepede and is based in England.

RELATED PARTY TRANSACTIONS GENERALLY

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the public company unless either:

1. the giving of the financial benefit falls within one of the nominated exceptions to the provision; or

2. prior shareholder approval is obtained to the giving of the financial benefit.

Resolution 5

For the purposes of Chapter 2E of the Corporations Act, Mr Badnall is considered to be a related party of the Company, as he a director and Chairman of the Company. The grant of Class A Options to a related party is a financial benefit that requires shareholder approval.

Resolution 6

For the purposes of Chapter 2E of the Corporations Act, Mr Butterworth is considered to be a related party of the Company, as he is a director of the Company. The issue of Shares to a related party is a financial benefit that requires shareholder approval.

Resolution 7

For the purposes of Chapter 2E of the Corporations Act, Mr Nemcovsky is considered to be a related party of the Company, as he is a director of the Company. The issue of Shares to a related party is a financial benefit that requires shareholder approval.

Resolution 8

For the purposes of Chapter 2E of the Corporations Act, Mr Tetley is considered to be a related party of the Company, as he a director of the Company. The grant of Class B Options to a related party is a financial benefit that requires shareholder approval.

RESOLUTION 5 – GRANT OPTIONS TO RAYMOND BADNALL, CHAIRMAN

Shareholder approval is being sought in Resolution 5 to grant 1,000,000 Class A Options to Raymond Badnall, Chairman of the Company, for no issue price. The terms and conditions of the Class A Options to be issued to Mr Badnall are set out in Annexure A to this Explanatory Memorandum.

The grant of Class A Options is designed to encourage the recipient to have a greater involvement in the achievement of the Company's objectives and to provide an incentive to strive to that end by participating in the future growth and prosperity of the Company through share ownership. Mr Badnall qualifications and experience are noted above and the directors believe he has added, and will continue to add, considerable value to the Company.

Under the Company's current circumstances, the Directors consider that the incentives to Raymond Badnall, represented by the issue of these Class A Options, are a cost effective and efficient reward and incentive for the Company, as opposed to alternative forms of incentive, such as the payment of cash compensation. The Directors are of the view that it is far better for Raymond Badnall to be compensated by way of securities in the Company, rather than by way of additional cash payments.

Related Party Transactions

Accordingly, shareholder approval pursuant to Chapter 2E of the Corporations Act is required for the issue of Class A Options to Raymond Badnall.

For the purposes of Chapter 2E of the Corporations Act the following information is provided.

The related party to whom the proposed resolution would permit the financial benefit to be given

The Class A Options will be issued to Raymond Badnall.

The nature of the financial benefit

The proposed financial benefit is the grant to Mr Badnall of 1,000,000 Class A Options, for no issue price.

Directors' recommendation

The following Directors wish to make a recommendation about the proposed Resolution 1:

Directors	Recommendation
Vincent de Villers John Butterworth Blair Sergeant Glenn Tetley	The Directors recommend shareholders vote in favour of Resolution 5, as the Class A Options are considered by the Directors to provide a cost effective means of giving an incentive to Mr Badnall to advance the Company's interests in accordance with the directions given from time to time by the Board of Directors.
Raymond Badnall	Abstained from consideration and voting in respect of this recommendation, as he has an interest in the outcome of Resolution 5.

All of the Directors were available to consider the proposed resolution, other than Mr Badnall who was available but declined to make a recommendation due to his material personal interest.

Interests of Directors

None of the Directors who voted in respect of the above recommendation have an interest in the outcome of Resolution 5.

Any other information that is reasonably required by members to make a decision and that is known to the Company or any of its officers.

(a) The proposed resolution would have the effect of giving power to the Directors to grant 1,000,000 Class A Options to Raymond Badnall.

(b) The Company's advisers have valued the Class A Options using the Black-Scholes Option Pricing Model ("**BSModel**"), which is the most widely used and recognised model for pricing options. The acceptance of this model is due to its derivation being grounded in economic theory. The value of an option calculated by the BSModel is a function of a number of variables. Their assessment of the value of the Class A Options has been prepared using the following variables:

- the price of the underlying share is 28 cents which was the closing price on 8 October 2003, being the day the valuation was conducted;
- the exercise price is 25 cents;
- the Class A Option term is 1.1 years;
- a volatility factor of 30%; and
- a risk free interest rate of 5.55%, as at 8 October 2003.

In deriving the valuation the BSModel relies upon the following assumptions:

- that the Class A Options are American call options (ie. they can be exercised at any time during the period);

- there are no transaction costs, options and shares are infinitely divisible, and information is available to all without cost;
- short selling is allowed without restriction or penalty;
- the risk free interest rate is known and constant throughout the duration of the option contract;
- the underlying shares do not pay a dividend; and
- share prices behave in a manner consistent with a random walk in continuous time.

Using the abovementioned variables the BSModel calculates the value of the Class A Options to be 5.9 cents each, giving a total value of $59,000. Any change in the variables applied in the BSModel between the date of the valuation and the date the Class A Options are granted would have an impact on their value.

(c) Mr Badnall receives a base fee of $35,000 p.a. for his services as Chairman of the Board. Therefore based on the above assumptions, the total financial benefit to be received by Mr Badnall in the current period is $94,000.

(d) If the Class A Options granted to Raymond Badnall are exercised, the effect would be to dilute the shareholdings of the existing shareholders.

(e) As at the date of this Notice of Meeting, the total issued capital of the Company comprised 73,763,1800 ordinary fully paid shares and 56,641,837 options. On a fully diluted basis assuming all options are exercised, the issue of 1,000,000 Class A Options represents approximately 0.76% of the Company's total issued capital.

(f) As at the date of this Notice of Meeting, Raymond Badnall and his associates do not have any relevant interest in any securities in the Company.

(g) The market price of the Shares during the term of the Class A Options will normally determine whether or not the option holder exercises the Class A Option. At the time any Class A Options are exercised and Shares issued pursuant to the exercise of the Class A Options, Shares may be trading on the ASX at a price which is higher than the exercise price of the Class A Options.

(h) The Class A Options will **not** be quoted on ASX and as such have no actual market value. The Company currently has a quoted class of options on issue, which are exercisable at 20 cents each on or before 31 December 2005, which closed at 10 cents per option on 8 October 2003.

(i) The following table gives details of the highest, lowest and latest price of the Company's shares trading on the ASX over the past 12 months ending on 22 October 2003:

Security	**Highest Price**	**Date of highest price**	**Lowest Price**	**Date of lowest price**	**Latest Price on 22 October 2003**
Ordinary Shares	36 cents	09/09/03	14.5 cents	06/05/03	30 cents

(j) The Class A Options are capable of being converted to shares by payment of the exercise price.

(k) Under the Company's current circumstances, the Directors consider that the incentive to Raymond Badnall which would be represented by the Class A Options would be a cost-effective and efficient incentive for the Company to provide, as opposed to alternative forms of incentives.

(l) The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Class A Options to Raymond Badnall pursuant to Resolution 5.

(m) The issue of options to Mr Badnall and the exercise price of those options was determined using the closing price of the Company's shares on the day of his appointment, being 19 May 2003. The closing price on that day was 14.5 cents;

(n) Neither the Directors nor the Company are aware of any other information that would be reasonably required by shareholders to make a decision in relation to the financial benefits contemplated by Resolution 5.

Listing Rule 10.11

Listing Rule 10.11 requires shareholder approval for the issue of securities to a related party of the Company. As Raymond Badnall is a related party of the Company as noted above, shareholder approval under Listing Rule 10.11 is sought for the issue of Class A Options to him.

The following information is provided to shareholders for the purposes of Listing Rule 10.13:

1. the number of Class A Options to be granted under Resolutions 1 is 1,000,000;

2. the Class A Options will be issued within one month of the date of the meeting;

3. the Class A Options will be granted as incentive options hence will attract no issue price;

4. the allottee is Raymond Badnall;

5. the terms and conditions of the Class A Options are set out in Annexure A to this Explanatory Memorandum; and

6. no funds will be raised from the grant of the Class A Options.

If approval is given for the issue of the Class A Options under Listing Rule 10.11, approval is not required under Listing Rule 7.1.

(Note: Listing Rule 7.1 broadly provides, subject to certain exceptions, that shareholder approval is required for any issue of securities where the securities proposed to be issued represent more than 15% of the Company's Shares then on issue. Listing Rule 7.1.4 provides that for the purposes of Listing Rule 7.1, Options are treated as if they were the Shares into which they will, upon exercise, convert.)

RESOLUTIONS 6 AND 7 – APPROVAL TO ISSUE SHARES AS CONSIDERATION FOR THE ACQUISITION OF MINORITY INTEREST IN MILLEPEDE USA, INC

Introduction and Summary of Transaction

The Company announced on 9 April 2003 that it had reached an agreement "in principle" to acquire up to 1,000,000 MUI Shares from the minority shareholders of MUI ("**Agreement**"). This acquisition will increase the Company's holding in MUI from 55% to 94%. Two minority shareholders of MUI that have agreed in principle to sell their MUI Shares to the Company are John Butterworth and John Nemcovsky. Mr Butterworth is a director of the Company and Mr Nemcovsky is a former director of the Company. Based upon a closing price of the Company's Shares on the day immediately before the announcement of $0.15 per Share, this valued the acquisition at $150,000.

This acquisition is consistent with the corporate strategy adopted by the Board of the Company and announced to ASX on 9 April 2003 to ultimately have full and absolute ownership and control of its subsidiary marketing companies based in both the USA (ie. through MUI) and the UK (ie. through Millepde Marketing Limited). The Board's objective with this strategy is to simplify the corporate and operational structure of the Company and to maximise returns for its shareholders. The proposed acquisition is also consistent with the Company completing on 2 May 2003, a debt-to-equity conversion that resulted in its controlling interest in the UK subsidiary rising to 97%.

No valuation was conducted on MUI, largely due the difficult nature in the valuation of intangible assets, in MUI's case, the right to exploit the Intellectual Property rights and branding of Mille-Tie in the United States of America. Accordingly, the consideration agreed to be paid to the vendors was agreed as a result of the negotiation between the parties - effectively being the price agreed between a willing seller and a willing buyer.

MUI is an unlisted private company incorporated in the United States of America with outstanding share capital of 2,630,000 Shares. A Statement of Financial Performance and Statement of Financial Position for MUI for the financial year ended 30 June 2003 is annexed to this Explanatory Memorandum. You will note that the statements reflect a net asset deficiency of AUD$226,197 or *negative* 8.6 cents per share (the rate of exchange applied was determined on 30 June 2003, being AUD$1 to US$0.6671). Accordingly, the acquisition price represents payment for goodwill associated with MUI and its business, which the Directors believe is justified for the reasons noted above.

Under the terms of the Agreement, Messrs Butterworth and Nemcovsky have agreed to sell and the Company has agreed to purchase the following number of MUI Shares from them, in consideration for the issue of the following Shares for no issue price:

Holder of MUI Shares	MUI Shares to be sold	Shares to be issued
John Butterworth	110,000	110,000
John Nemcovsky	870,000	870,000

Completion of the Agreement is subject to the Company obtaining all appropriate shareholder and regulatory approvals for the transaction (including, without limitation, shareholder approval pursuant to Resolutions 6 & 7, to enable Messrs Butterworth and Nemcovsky to receive a financial benefit contemplated by the Agreement pursuant to section 208 of the Corporations Act).

Related Party Transactions

For the purposes of Chapter 2E of the Corporations Act the following information is provided.

The related party to whom the proposed resolution would permit the financial benefit to be given

The Shares will be issued to John Butterworth and John Nemcovsky.

The nature of the financial benefit

The proposed financial benefit is the issue of 980,000 Shares allocated as follows:

Holder of MUI Shares	MUI Shares to be sold to the Company	Shares to be issued by the Company
John Butterworth	110,000	110,000
John Nemcovsky	870,000	870,000

Based on the closing share price of 30 cents as at 23 October 2003, the total financial benefit to Mr Butterworth and Mr Nemcovsky is $33,000 and $261,000 respectively.

Directors' recommendation

The following Directors wish to make a recommendation about the proposed Resolution 6 & 7:

Directors	Recommendation
Raymond Badnall Vincent de Villers Glenn Tetley Blair Sergeant	The Directors recommend shareholders vote in favour of Resolutions 6 and 7, as the issue of Shares is in accordance with the corporate strategy adopted by the Board to acquire full and absolute control and ownership of its marketing companies based in the UK and USA.
John Butterworth	Mr Butterworth abstained from considering and voting in respect of this recommendation, as he has an interest in the outcome of Resolution 6 and does not consider it appropriate to make a recommendation about Resolution 7.

All of the Directors were available to consider the proposed resolution, other than Mr Butterworth who was available but declined to make a recommendation due to his material personal interest.

Interests of Directors

None of the directors who voted in respect of the above recommendation have an interest in the outcome of Resolutions 6 & 7.

Any other information that is reasonably required by members to make a decision and that is known to the Company or any of its officers.

(a) The proposed resolution would have the effect of giving power to the Directors to grant 110,000 Shares to John Butterworth and 870,000 Shares to John Nemcovsky.

(b) A table detailing of the highest, lowest and latest price of Shares trading on the ASX over the past 12 months ending on 8 October 2003 is set out on page 4 of this Explanatory Memorandum.

(c) As at the date of this Notice of Meeting, the total issued capital of the Company comprised 73,763,180 ordinary fully paid shares and 56,641,837 options. On a fully diluted basis assuming all options are exercised, the issue of 980,000 Shares to Messrs Nemcovksy and Butterworth represents approximately 0.75% of the Company's total issued capital.

(d) John Butterworth and his associates do not have a relevant interest any securities in the Company.

The issue of 110,000 Shares to Mr Butterworth will increase his voting power in the Company from 0% to 0.08%, on a fully diluted basis (ie. assuming all options are exercised)

(e) John Nemcovksy and his associates currently have a relevant interest in the following securities in the Company:
- Shares: 34,766,667
- Options: 17,500,000 options exercisable at 20 cents each on or before 31 December 2005.

The issue of 870,000 Shares to Mr Butterworth will increase his voting power in the Company from 26.66% to 27.33%(ie. assuming all options are exercised).

(f) The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Shares to Messrs Butterworth and Nemcovsky pursuant to Resolution 6 & 7.

(g) Neither the Directors nor the Company are aware of any other information that would be reasonably required by shareholders to make a decision in relation to the financial benefits contemplated by Resolution 6 & 7.

Listing Rule 10.11

Listing Rule 10.11 requires shareholder approval for the issue of securities to a related party of the Company. As each of Messrs Butterworth and Nemcovsky is a related party of the Company as noted above, shareholder approval under Listing Rule 10.11 is sought for the issue of Shares to them.

The following information is provided to shareholders for the purposes of Listing Rule 10.13:

(a) the number of Shares to be granted under Resolution 6 is 110,000 and for Resolution 7 is 870,000;

(b) the Shares will be issued within one month of the date of the meeting;

(c) the Shares will be granted as consideration for the acquisition of 110,000 MUI Shares (from John Butterworth) and 870,000 MUI Shares (from John Nemcovsky) and accordingly will have no issue price;

(d) the terms and conditions of the Shares to be issued are on the same terms as the Company's existing Shares; and

(e) no funds will be raised by the issue however, as discussed above, the Company will acquire 980,000 MUI Shares to further the Company's corporate strategy to ultimately take full control and ownership of MUI.

If approval is given for the issue of the Shares under Listing Rule 10.11, approval is not required under Listing Rule 7.1.

(Note: Listing Rule 7.1 broadly provides, subject to certain exceptions, that shareholder approval is required for any issue of securities where the securities proposed to be issued represent more than 15% of the Company's Shares then on issue.)

RESOLUTION 8 – GRANT CLASS B OPTIONS TO GLENN TETLEY

Shareholder approval is being sought in Resolution 8 to grant 2,000,000 Class B Options to Glenn Tetley, a director of the Company, for no issue price. The terms and conditions of the Class B Options to be issued to Mr Tetley are set out in Annexure B to this Explanatory Memorandum.

The grant of Class B Options is designed to encourage the recipient to have a greater involvement in the achievement of the Company's objectives and to provide an incentive to strive to that end by participating in the future growth and prosperity of the Company through share ownership. Mr Tetleys qualifications and experience are noted above and the directors believe he has added, and will continue to add, considerable value to the Company.

Under the Company's current circumstances, the Directors consider that the incentives to Glenn Tetley, represented by the issue of these Class B Options, are a cost effective and efficient reward and incentive for the Company, as opposed to alternative forms of incentive, such as the payment of cash compensation. The Directors are of the view that it is far better for Glenn Tetley to be compensated by way of securities in the Company, rather than by way of cash.

Related Party Transactions

Accordingly, shareholder approval pursuant to Chapter 2E of the Corporations Act is required for the issue of Class B Options to Glenn Tetley.

For the purposes of Chapter 2E of the Corporations Act the following information is provided.

The related party to whom the proposed resolution would permit the financial benefit to be given

The Class B Options will be issued to Glenn Tetley.

The nature of the financial benefit

The proposed financial benefit is the grant to Mr Tetley of 2,000,000 Class B Options, for no issue price.

Directors' recommendation

The following Directors wish to make a recommendation about the proposed Resolution 4:

Directors	Recommendation
Vincent de Villers John Butterworth Blair Sergeant Raymond Badnall	The Directors recommend shareholders vote in favour of Resolution 8, as the Class B Options are considered by the Directors to provide a cost effective means of giving an incentive to Mr Tetley to advance the Company's interests in accordance with the directions given from time to time by the Board of Directors.
Glenn Tetley	Abstained from consideration and voting in respect of this recommendation, as he has an interest in the outcome of Resolution 4.

All of the Directors were available to consider the proposed resolution, other than Mr Tetley who was available but declined to make a recommendation due to his material personal interest.

Interests of Directors

None of the Directors who voted in respect of the above recommendation have an interest in the outcome of Resolution 8.

Any other information that is reasonably required by members to make a decision and that is known to the Company or any of its officers.

(a) The proposed resolution would have the effect of giving power to the Directors to grant 2,000,000 Class B Options to Glenn Tetley.

(b) The Company's advisers have valued the Class B Options using the BSModel, which is the most widely used and recognised model for pricing options. The acceptance of this model is due to its derivation being grounded in economic theory. The value of an option calculated by the BSModel is a function of a number of variables. Their assessment of the value of the Class B Options has been prepared using the following variables:

- the price of the underlying share is 28 cents, which was the closing price on 8 October 2003, being the day the valuation was conducted;
- the exercise price is 25 cents;
- the Class B Option term is 7 months;
- a volatility factor of 30%; and
- a risk free interest rate of 5.55%, as at 8 October 2003.

In deriving the valuation the BSModel relies upon the following assumptions:

- that the Class B Options are American call options (ie. they can be exercised at any time during the period);
- there are no transaction costs, options and shares are infinitely divisible, and information is available to all without cost;
- short selling is allowed without restriction or penalty;
- the risk free interest rate is known and constant throughout the duration of the option contract;
- the underlying shares do not pay a dividend; and
- share prices behave in a manner consistent with a random walk in continuous time.

Using the abovementioned variables the BSModel calculates the value of the Class B Options to be 4.7 cents each, giving a total value of $94,000. Any change in the variables applied in the BSModel between the date of the valuation and the date the Class B Options are granted would have an impact on their value.

(c) Mr Tetley receives a fee of $30,000 p.a. for his services as a director of the Board. Therefore based on the above assumptions, the total financial benefit to be received by Mr Tetley in the current period is $124,000.

(d) If the Class B Options granted to Glenn Tetley are exercised, the effect would be to dilute the shareholdings of the existing shareholders.

(e) As at the date of this Notice of Meeting, the total issued capital of the Company comprised 73,763,180 ordinary fully paid shares and 56,641,837 options. On a fully diluted basis assuming all options are exercised, the issue of 2,000,000 Class B Options represents approximately 1.51% of the Company's total issued capital.

(f) As at the date of this Notice of Meeting, Glenn Tetley holds an interest in 250,000 Options in the Company exercisable at $0.20 each on or before 31 December 2005 through Idamaneo No. 62 Pty Ltd, a company which he is the sole shareholder and director of.

(g) Glenn Tetley and his associates do not have a relevant interest in any other securities in the Company.

(h) The market price of the Shares during the term of the Class B Options will normally determine whether or not the option holder exercises the Class B Option. At the time any Class B Options are exercised and Shares issued pursuant to the exercise of the Class B Options, Shares may be trading on the ASX at a price which is higher than the exercise price of the Class B Options.

(i) The Class B Options will not be quoted on ASX and as such have no actual market value. The Company currently has a quoted class of options on issue, which are exercisable at 20 cents each on or before 31 December 2005, which closed at 10 cents per option on 8 October 2003.

(j) The following table gives details of the highest, lowest and latest price of the Company's shares trading on the ASX over the past 12 months ending on 8 October 2003:

Security	Highest Price	Date of highest price	Lowest Price	Date of lowest price	Latest Price on 22 October 2003
Ordinary Shares	36 cents	09/09/03	14.5 cents	06/05/03	30 cents

(k) The Class B Options are capable of being converted to shares by payment of the exercise price.

(l) Under the Company's current circumstances, the Directors consider that the incentive to Glenn Tetley which would be represented by the Class B Options would be a cost-effective and efficient incentive for the Company to provide, as opposed to alternative forms of incentives.

(m) The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Class B Options to Glenn Tetley pursuant to Resolution 8.

(n) The issue of options to Mr Tetley and the exercise price of those options was determined using the closing price of the Company's shares on the day of his appointment, being 16 June 2003. The closing price on that day was 19 cents;

(o) Neither the Directors nor the Company are aware of any other information that would be reasonably required by shareholders to make a decision in relation to the financial benefits contemplated by Resolution 8.

Listing Rule 10.11

Listing Rule 10.11 requires shareholder approval for the issue of securities to a related party of the Company. As Glenn Tetley is a related party of the Company as noted above, shareholder approval under Listing Rule 10.11 is sought for the issue of Class B Options to him.

The following information is provided to shareholders for the purposes of Listing Rule 10.13:

1. the number of Class B Options to be granted under Resolutions 8 is 2,000,000;

2. the Class B Options will be issued within one month of the date of the meeting;

3. the Class B Options will be granted as incentive options hence will attract no issue price;

4. the allottee is Glenn Tetley;

5. the terms and conditions of the Class B Options are set out in Annexure B to this Explanatory Memorandum; and

6. no funds will be raised from the grant of the Class B Options.

If approval is given for the issue of the Class B Options under Listing Rule 10.11, approval is not required under Listing Rule 7.1.

GLOSSARY

"**ASX**" means Australian Stock Exchange Limited;

"**Class A Option**" means an option to acquire one Share exercisable at $0.25 each, on or before 31 December 2004, on the terms and conditions set out in Annexure A to this Explanatory Memorandum;

"**Class B Option**" means an option to acquire one Share exercisable at $0.25 each, on or before 30 June 2004, on the terms and conditions set out in Annexure B to this Explanatory Memorandum;

"**Company**" means Millepede International Limited ACN 095 821 971;

"**Corporations Act**" means Corporations Act 2001 (Cth);

"**Directors**" means the Directors of the Company;

"**Listing Rules**" means the Listing Rules of the ASX;

"**MUI**" means Millepede USA, Inc a company incorporated in the United States of America;

"**MUI Shares**" means fully paid ordinary shares in the capital of the MUI;

"**Notice of Meeting**" means the notice of meeting which accompanies this Explanatory Memorandum;

"**Options**" means options to subscribe for Shares;

"**Shares**" means fully paid ordinary shares in the capital of the Company;

"**UK**" means the United Kingdom; and

"**USA**" means the United States of America.

ANNEXURE A

TERMS OF CLASS A OPTIONS

The terms and conditions of the Class A Options the subject of Resolution 5 are:

1. Each option shall be issued for no consideration.

2. Each option entitles the holder to subscribe for 1 ordinary share in Millepede International Limited ACN 095 821 971("**Company**") upon the payment of $0.25.

3. The options will lapse at 5.00 pm, Western Standard Time on 31 December 2004 ("**Expiry Date**").

4. The options are transferable and will not be listed for official quotation on the ASX.

5. There are no participating rights or entitlements inherent in these options and holders of the options will not be entitled to participate in new issues of capital that may be offered to shareholders during the currency of the option.

6. Optionholders have the right to exercise their options prior to the date of determining entitlements to any capital issues to the then existing shareholders of the Company made during the currency of the options, and will be granted a period of at least 10 business days before books closing date to exercise the options.

7. In the event of any re-organisation (including reconstruction, consolidation, subdivision, reduction or return of capital) of the issued capital of the Company, the options will be re-organised as required by the Listing Rules, but in all other respects the terms of exercise will remain unchanged.

8. The options shall be exercisable at any time before the Expiry Date ("**Exercise Period**") by the delivery to the registered office of the Company of a notice in writing ("**Notice**") stating the intention of the optionholder to exercise all or a specified number of options held by them accompanied by an Option Certificate and a cheque made payable to the Company for the subscription monies for the shares. The Notice and cheque must be received by the Company during the Exercise Period. An exercise of only some options shall not affect the rights of the optionholder to the balance of the options held by him.

9. The Company shall allot the resultant shares and deliver a statement of shareholdings with a holders' identification number within 5 business days of exercise of the options.

10. The shares allotted shall rank, from the date of allotment, equally with the existing ordinary shares of the Company in all respects.

ANNEXURE B

TERMS OF CLASS B OPTIONS

The terms and conditions of the Class B Options the subject of Resolution 8 are:

1. Each option shall be issued for no consideration.

2. Each option entitles the holder to subscribe for 1 ordinary share in Millepede International Limited ACN 095 821 971("**Company**") upon the payment of $0.25.

3. The options will lapse at 5.00 pm, Western Standard Time on 30 June 2004 ("**Expiry Date**").

4. The options are transferable and will not be listed for official quotation on the ASX.

5. There are no participating rights or entitlements inherent in these options and holders of the options will not be entitled to participate in new issues of capital that may be offered to shareholders during the currency of the option.

6. Optionholders have the right to exercise their options prior to the date of determining entitlements to any capital issues to the then existing shareholders of the Company made during the currency of the options, and will be granted a period of at least 10 business days before books closing date to exercise the options.

7. In the event of any re-organisation (including reconstruction, consolidation, subdivision, reduction or return of capital) of the issued capital of the Company, the options will be re-organised as required by the Listing Rules, but in all other respects the terms of exercise will remain unchanged.

8. The options shall be exercisable at any time before the Expiry Date ("**Exercise Period**") by the delivery to the registered office of the Company of a notice in writing ("**Notice**") stating the intention of the optionholder to exercise all or a specified number of options held by them accompanied by an Option Certificate and a cheque made payable to the Company for the subscription monies for the shares. The Notice and cheque must be received by the Company during the Exercise Period. An exercise of only some options shall not affect the rights of the optionholder to the balance of the options held by him.

9. The Company shall allot the resultant shares and deliver a statement of shareholdings with a holders' identification number within 5 business days of exercise of the options.

10. The shares allotted shall rank, from the date of allotment, equally with the existing ordinary shares of the Company in all respects.

Millepede USA, Inc. ACCOUNTS AS AT 30 JUNE 2003

(i) STATEMENT OF FINANCIAL PERFORMANCE

	2003 $
INCOME	
Product Sales	90,106
Total Income	**90,106**
EXPENSES	
Operating expenses	213,760
Depreciation	30,684
Total Expenses	**244,444**
NET LOSS FOR THE PERIOD	(154,338)

The above figues are in Austraian Dollars, translated from US$ based on the exchange rate as at 30 June 2003, being 1AUD to US$0.6671

	B. 30 June 03
	$
CURRENT ASSETS	
Cash	22,349
Receivables	21,850
Inventories	23,806
Total Current Assets	**68,005**
NON-CURRENT ASSETS	
Property, Plant & Equipment	16,527
Total Non-Current Assets	**16,527**
TOTAL ASSETS	**84,532**
CURRENT LIABILITIES	
Payables	53,427
Total Current Liabilities	**53,427**
NON-CURRENT LIABILITIES	
Borrowings	257,302
Total Non-Current Liabilities	**257,302**
TOTAL LIABILITIES	**310,729**
NET ASSETS/(DEFICIENCY)	**(226,197)**
SHAREHOLDERS' EQUITY	
Contributed equity	1,284,967
Accumulated losses	(1,511,164)
TOTAL SHAREHOLDERS' EQUITY	(226,197)

The above figues are in Austraian Dollars, translated from US$ based on the exchange rate as at 30 June 2003, being 1AUD to US$0.6671

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

MILLEPEDE INTERNATIONAL LTD

ABN	Quarter ended ("current quarter")
84 095 821 971	**30 September 2003**

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		74	74
1.2	Payments for	(a) staff costs	(180)	(180)
		(b) advertising and marketing	(11)	(11)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(113)	(113)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		7	7
1.5	Interest and other costs of finance paid		(1)	(1)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		**(224)**	**(224)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(224)**	**(224)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(14)	(14)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(14)**	**(14)**
1.14	**Total operating and investing cash flows**	**(238)**	**(238)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,814	1,814
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(4)	(4)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**1,810**	**1,810**
	Net increase (decrease) in cash held	**1,572**	**1,572**
1.21	Cash at beginning of quarter/year to date	762	762
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	**2,334**	**2,334**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	**(90)**
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Directors remuneration - (90)

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	**38**	**38**
3.2	Credit standby arrangements	**Nil**	**Nil**

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	**1,955**	**65**
4.2	Deposits at call	**379**	**697**
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	**2,334**	**762**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	**Nil**	**Nil**
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: **31 October 2003**
Company Secretary

Print name: **Blair Sergeant**

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.



www.millepede.com

25 November 2003

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

OUTCOME OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 and Section 251AA(2) of the Corporations Act, we wish to advise the following outcomes of the resolutions considered at the Company's Annual General Meeting held earlier today:

Resolution 1: Election of Mr R Badnall as Director

The resolution was carried unanimously by a show of hands and the total number of proxy votes in respect of validly appointed proxies were as follows:

FOR:	41,319,753
AGAINST:	-
ABSTAIN:	20,000
DISCRETIONARY:	-
	41,339,753

Resolution 2: Election of Mr G Tetley as Director

The resolution was carried unanimously by a show of hands and the total number of proxy votes in respect of validly appointed proxies were as follows:

FOR:	41,319,753
AGAINST:	-
ABSTAIN:	20,000
DISCRETIONARY:	-
	41,339,753

MILLEPEDE INTERNATIONAL LTD
ABN 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

Resolution 3: Election of Mr B Sergeant as Director

The resolution was carried unanimously by a show of hands and the total number of proxy votes in respect of validly appointed proxies were as follows:

FOR:	41,319,753
AGAINST:	-
ABSTAIN:	20,000
DISCRETIONARY:	-
	41,339,753

Resolution 4: Election of Mr J Butterworth as Director

The resolution was carried unanimously by a show of hands and the total number of proxy votes in respect of validly appointed proxies were as follows:

FOR:	41,319,753
AGAINST:	-
ABSTAIN:	20,000
DISCRETIONARY:	-
	41,339,753

Resolution 5: Grant of Options to Mr R Badnall

The resolution was carried unanimously by a show of hands and the total number of proxy votes in respect of validly appointed proxies were as follows:

FOR:	35,318,667
AGAINST:	5,241,086
ABSTAIN:	110,000
DISCRETIONARY:	-
	40,669,753

Resolution 6: Issue Shares to Mr J Butterworth for the Acquisition of Millepede USA, Inc Shares

The resolution was carried unanimously by a show of hands and the total number of proxy votes in respect of validly appointed proxies were as follows:

FOR:	40,597,253
AGAINST:	72,500
ABSTAIN:	10,000
DISCRETIONARY:	-
	40,679,753

Resolution 7: Issue Shares to Mr J Nemcovsky for the Acquisition of Millepede USA, Inc Shares

The resolution was carried unanimously by a show of hands and the total number of proxy votes in respect of validly appointed proxies were as follows:

FOR:	6,233,919
AGAINST:	72,500
ABSTAIN:	260,000
DISCRETIONARY:	-
	6,566,419

Resolution 8: Grant of Options to Mr G Tetley

The resolution was carried unanimously by a show of hands and the total number of proxy votes in respect of validly appointed proxies were as follows:

FOR:	35,318,667
AGAINST:	5,251,086
ABSTAIN:	110,000
DISCRETIONARY:	-
	40,679,753

Yours sincerely

Blair Sergeant
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MILLEPEDE INTERNATIONAL LTD

ABN

84 095 821 971

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**1,000,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Deemed issue price $0.15 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**To acquire a total of 1,000,000 shares in Millepede USA, Inc. taking the Company's interest to approximately 94%.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**3 December 2003**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
74,765,680	**Shares**
56,639,337	**Options exercisable at 20 cents each on or before 31 December 2005.**

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Not applicable.

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 – Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Questions 35 to 42 - Not Applicable

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **3 December 2003**
Company Secretary

Print name: **Blair Sergeant**

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MILLEPEDE INTERNATIONAL LTD

ABN

84 095 821 971

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Options over unissued shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**3,000,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Options exercisable as follows:** **as to 1,000,000: at $0.25 each on or before 31 December 2004; and** **as to 2,000,000: at $0.25 each on or before 30 June 2004.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No.** **Additional securities are options over unissued shares, and may only be exercised in accordance with their respective terms and conditions. Upon conversion of the options to shares, the shares will rank equally with existing shares.**
5	Issue price or consideration	**Nil.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Options have been issued to directors of the Company as an incentive for performance.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**3 December 2003**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**74,765,680** **56,639,337**	**Shares** **Options exercisable at 20 cents each on or before 31 December 2005.**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**1,000,000**	**Options exercisable at $0.25 each on or before 31 December 2004.**
		2,000,000	**Options exercisable at $0.25 each on or before 30 June 2004.**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Not applicable.**

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Questions 34 to 42 – Not Applicable

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those +securities should not be granted +quotation.
   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **3 December 2003**
Company Secretary

Print name: **Blair Sergeant**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Millepede International Limited**
ABN	**84 095 821 971**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Butterworth**
Date of last notice	**11 January 2002**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	**3 December 2003**
No. of securities held prior to change	**678,920 options exercisable at $0.20 each on or before 31 December 2005.**
Class	**Ordinary fully paid shares.**
Number acquired	**110,000**
Number disposed	**Nil.**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Deemed issue price of $0.15 each, i.e. $16,500.**
No. of securities held after change	**110,000 ordinary fully paid shares; and** **678,920 options exercisable at $0.20 each on or before 31 December 2005.**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Issued as consideration to acquire 110,000 shares in Millepede USA, Inc (approved by shareholders at AGM held on 25 November 2003).**

Part 2 – Change of director's interests in contracts

Detail of contract	**Not Applicable**
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Millepede International Limited**
ABN	**84 095 821 971**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Raymond Badnall**
Date of last notice	**19 May 2003**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	**3 December 2003**
No. of securities held prior to change	**Nil.**
Class	**Options exercisable at $0.25 each on or before 31 December 2004.**
Number acquired	**1,000,000**
Number disposed	**Nil.**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Nil – options awarded as an incentive for performance (approved by shareholders at AGM held on 25 November 2003).**
No. of securities held after change	**1,000,000 options exercisable at $0.25 each on or before 31 December 2004.**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Options awarded as an incentive for performance (approved by shareholders at AGM held on 25 November 2003).**

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	**Not Applicable**
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Millepede International Limited**
ABN	**84 095 821 971**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Glenn Tetley**
Date of last notice	**16 June 2003**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Idamaneo No. 62 Pty Ltd.** **Mr Tetley is a director of the company which is the registered holder.**
Date of change	**3 December 2003**
No. of securities held prior to change	**250,000 options exercisable at $0.20 each on or before 31 December 2005.**
Class	**Options exercisable at $0.25 each on or before 30 June 2004.**
Number acquired	**2,000,000**
Number disposed	**Nil.**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Nil – options awarded as an incentive for performance (approved by shareholders at AGM held on 25 November 2003).**
No. of securities held after change	**250,000 options exercisable at $0.20 each on or before 31 December 2005; and** **2,000,000 options exercisable at $0.25 each on or before 30 June 2004.**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Options awarded as an incentive for performance (approved by shareholders at AGM held on 25 November 2003).**

Part 2 – Change of director's interests in contracts

Detail of contract	**Not Applicable**
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASIC

Australian Securities & Investments Commission



Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Millepede International Limited

ACN/ ABN

095 821 971

Is this document being lodged to update the Annual Company Statement that was sent to you?

[ ] Yes

[X] No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	1,000,000	$0.15	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[0][3] / [1][2] / [0][3]
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

[ ] **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

[ ] **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Blair Sergeant

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed

0 3 / 1 2 / 0 3
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[ ] Signatory above

[ ] ASIC registered agent above

[X] Name of lodging party

Anthony Ho & Associates

Office, unit, level, or PO Box number

PO Box 543

Street number and Street name

Suburb/City

West Perth

State/Territory

WA

Postcode

6872

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(08) 9382 1311



Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge



ASIC

Australian Securities & Investments Commission



Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Millepede International Limited

ACN/ ABN

095 821 971

Is this document being lodged to update the Annual Company Statement that was sent to you?

[X] Yes

[ ] No

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD	Ordinary	74,765,680	$6,666,857	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occured

2 2 / 1 2 / 0 3
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back only
- [ ] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

[D D] / [M M] / [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

REFER "ANNEXURE A" OF THREE PAGES FOR TOP 20 MEMBERS

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

REFER "ANNEXURE A" OF THREE PAGES FOR TOP 20 MEMBERS

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

REFER "ANNEXURE A" OF THREE PAGES FOR TOP 20 MEMBERS

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

REFER "ANNEXURE A" OF THREE PAGES FOR TOP 20 MEMBERS

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Blair Sergeant

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed

1 7 / 0 2 / 0 4
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[ ] Signatory above

[ ] ASIC registered agent above

[X] Name of lodging party

Anthony Ho & Associates

Office, unit, level, or PO Box number

PO Box 543

Street number and Street name

Suburb/City

West Perth

State/Territory

WA

Postcode

6872

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(08) 9382 1311



Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge


millepede

www.millepede.com

29 January 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

MILLEPEDE REACHES CRITICAL MASS IN KEY US MARKET

The Company is pleased to announce that sales levels have moved through critical mass in the key US market, where its revolutionary plastic Mille-Ties are finding increasing acceptance. All US based marketing costs have been fully funded solely through revenue generated from sales in that market since January 2003. Manufacturing capacity is being reviewed to meet the growing demand, which is being generated from a range of industries. Telecommunications is one industry where demand is escalating in recognition of the impact of shrinkage in older nylon ties and the resulting impact on bandwidth.

The Millepede Board has been monitoring sales in the US closely to assess whether sales of Mille-Ties are being derived from end-user sales or wholesalers/distributors pipe filling their outlets. The feedback from the Bicsi Show in Orlando confirmed that more and more companies are now using the product in installations and therefore sales revenues are increasingly based on repeat sales.

Indicative of the growing awareness of the Mille-Tie is this recent installer testimonial from the Bicsi show in Orlando, January 2004.

"As discussed I am confirming that we have tested and now are specifying and using the Mille-Tie for managing our data cable installations. Here at ExxonMobil, personnel safety is a primary focus for our employees and contractors. Striving for a "Zero Incident" in all operations requires the safest solutions. We have been concerned in the past about the risk of sharp edges posed by the improper cutting of nylon cable ties. The risks are reduced to zero by the use of Mille-Tie. When cut, the ends of the Mille-Tie are not sharp so there is no risk to the system or installer. The Mille-Ties also have added benefits, one of which reduces the over tightening of the cable tie. We have used the Mille-Tie on several installations to date, including the refurbishment of our Houston Headquarters. I am delighted with the results and I am specifying and recommending their use on all of our installations" - Gary A. Trojacek, ExxonMobil/UteC, Houston Network Engineering & Support Operations and Network Division.

While overall group operations are still short of critical mass, the monthly cash outflow is continuing to fall. The Directors expect the response to recent marketing efforts in Europe and the US will lead into a sustainable break-even cashflow for the Company as a whole at some stage during this financial year.

Yours sincerely

Vincent de Villers
Managing Director

MILLEPEDE INTERNATIONAL LTD
ABN 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

MILLEPEDE INTERNATIONAL LTD

ABN	Quarter ended ("current quarter")
84 095 821 971	31 December 2003

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		43	117
1.2	Payments for	(a) staff costs	(182)	(362)
		(b) advertising and marketing	(20)	(31)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(207)	(320)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		22	29
1.5	Interest and other costs of finance paid		-	(1)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		**(344)**	**(568)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(344)**	**(568)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(53)	(67)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(53)**	**(67)**
1.14	**Total operating and investing cash flows**	**(397)**	**(635)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1	1,815
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(4)	(8)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**(3)**	**1,807**
	Net increase (decrease) in cash held	**(400)**	**1,172**
1.21	Cash at beginning of quarter/year to date	2,334	762
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	**1,934**	**1,934**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	**(87)**
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Directors remuneration - (87)

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	**36**	**36**
3.2	Credit standby arrangements	**Nil**	**Nil**

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	**1,793**	**1,955**
4.2 Deposits at call	**141**	**379**
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	**1,934**	**2,334**

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	**Nil**	**Nil**
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: **30 January 2004**
Company Secretary

Print name: **Blair Sergeant**

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.



ASIC

Australian Securities & Investments Commission

Notification of corrections

Form 492 — Corporations Act 2001

Use this form to notify ASIC of **corrections** to previously notified changes.

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company/scheme details

Company/scheme name

Millepede International Limited

ACN/ARBN/ARSN/ABN

095 821 971

1 Provide details of original document

Form number

480

Form title

Annual Company Statement

Document number (Number allocated by ASIC)

0X0661700

Date of lodgement

0 8 / 0 2 / 0 4
[D D] [M M] [Y Y]

2 Provide details of correction

Supporting documentation is required for a correction to a **date of change**.

Documentation is defined as a copy of any company record (minute, resolution, file note, memorandum, letter etc)] evidencing the company's decision relating to the event seeking to be corrected.

The copy must be duly authorised by an existing company officeholder (signed, dated, signatory capacity).

Lee Brown resigned as a director of the Company on 4 July 2002. Form 316 Annual Return of a Company (2002) was lodged 22 November 2002 advising of Lee Brown's resignation.

A copy of this document number 09582197M is attached herewith and marked "Annexure A".

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this form is true and complete

Name

Blair Sergeant

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed

17 / 02 / 04
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[ ] Signatory above

[ ] ASIC registered agent above

[X] Name of lodging party

Anthony Ho & Associates

Office, unit, level, or PO Box number

PO Box 543

Street number and Street name

Suburb/City

West Perth

State/Territory

WA

Postcode

6872

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(08) 9382 1311



Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge



MILLEPEDE INTERNATIONAL LIMITED

Millepede International Limited
ABN 84 085 821 971

Half-year Financial Report

31 December 2003

DIRECTORS' REPORT

The Directors present their Report together with the consolidated financial report for the half-year ended 31 December 2003 and the auditor's review report thereon.

Directors

The directors of the Company at any time during or since the end of the half-year are:

Name	*Period of directorship*
Vincent De Villers *Managing Director*	Director since May 2001.
John Butterworth *Director*	Director since May 2001.
Raymond Badnall *Director*	Director since May 2003.
Blair Edward Sergeant *Director*	Director since December 2002.
Glenn Tetley *Director*	Director since June 2003.
John Nemcovsky *Director*	Director since 17 May 2001. Resigned 22 September 2003.

Results

The loss of the consolidated entity for the half-year was $731,746 (2002: loss of $781,976) after income tax of nil (2002: nil).

Review of Activities

During the half-year, the Company's sales levels moved through "critical mass" in the key US market, where the revolutionary plastic Mille-Ties are finding increasing acceptance. All US - based marketing costs have been fully funded solely through revenue generated from sales in that market since January 2003, notwithstanding the continued small losses due to administration costs and corporate overheads. Manufacturing capacity is being assessed in light of the growing demand, which is being generated from a range of industries. The telecommunications industry, in particular, shows demand escalating in recognition of the impact of shrinkage in older nylon ties and the resulting impact on bandwidth.

In September 2003, Millepede's North American sales development took a significant step forward in Canada. One of the largest distributors of electrical and data communication products in Canada, Wesco Distribution Canada, Inc. ("Wesco") placed major stock packages of the Millepede Mille-Tie into both of its central distribution depots and into its main data communication branches. Wesco was originally part of the Westinghouse Group, and has a network of 48 branches across Canada.

Also in September 2003, the Emtelle Group, a leading international supplier of fibre optic network solutions utilising blown fibre technology, adopted the Mille-Tie as standard on its fibreflow blown fibre-tubing system. Emtelle's decision to adopt the Mille-Tie is an example of how the Mille-Tie's usage is expanding into other industrial sectors.

The Company's customer database has continued to increase, with regular purchasing of the Mille-Tie by end-users both in Europe and the US. It is anticipated that the sales and marketing platform created over the past two years will start to yield a positive cashflow for the Group in the not-too-distant future. However the Board believes that the continued expenditure on sales and marketing activities in the short term will be beneficial to the longer term growth and profit prospects of the Company.

Dated at Perth, Western Australia, this 27th day of February 2004.

Signed in accordance with a resolution of the directors:

Blair E Sergeant
Director

STATEMENT OF FINANCIAL PERFORMANCE
for the half-year ended 31 December 2003

	Consolidated	
	31 December 2003 $	31 December 2002 $
Revenue from sale of goods	126,967	51,612
Other revenue	31,867	40,429
Total revenue	158,834	92,041
Cost of sales	(58,724)	(25,844)
Marketing and sales expenses	(500,490)	(518,619)
Administrative expenses	(183,952)	(297,823)
Research and development expenses	-	(30,080)
Write-off of intangible assets	(150,000)	-
Borrowing costs	(854)	(1,651)
Loss before income tax expense	(735,186)	(781,976)
Income tax expense relating to ordinary activities	-	-
Net loss	(735,186)	(781,976)
Loss attributable to outside equity interest	3,440	-
Loss attributable to members of the parent entity	(731,746)	(781,976)
Basic loss per share for Millepede International Limited	(1.03 cents)	(1.16 cents)

Diluted earnings per share does not represent an inferior view of the Company's performance and is not disclosed for this reason.

The statement of financial performance is to be read in conjunction with the accompanying notes.

STATEMENT OF FINANCIAL POSITION
as at 31 December 2003

	Note	Consolidated 31 December 03 $	30 June 03 $
CURRENT ASSETS			
Cash assets		1,931,225	761,192
Receivables		114,825	96,101
Inventories		43,138	47,138
Other		9,699	1,463
Total Current Assets		2,098,887	905,894
NON CURRENT ASSETS			
Plant and equipment		213,398	166,189
Intangibles		192,183	250,835
Total Non Current Assets		405,581	417,024
TOTAL ASSETS		2,504,468	1,322,918
CURRENT LIABILITIES			
Payables		120,929	150,572
Interest-bearing liabilities		22,707	14,661
Provisions		8,224	15,174
Total Current Liabilities		151,860	180,407
NON CURRENT LIABILITIES			
Interest-bearing liabilities		8,132	28,364
TOTAL LIABILITIES		159,992	208,771
NET ASSETS		**2,344,476**	**1,114,147**
EQUITY			
Contributed equity	3	6,666,858	4,701,318
Reserves		274,706	274,731
Accumulated losses	2	(4,600,891)	(3,869,145)
TOTAL PARENT ENTITY INTEREST		**2,340,673**	**1,106,904**
Outside equity interest		3,803	7,243
TOTAL EQUITY		**2,344,476**	**1,114,147**

The statement of financial position is to be read in conjunction with the accompanying notes.

STATEMENT OF CASH FLOWS
for the half-year ended 31 December 2003

	Consolidated	
	31 December 2003 $	31 December 2002 $
Cash flows used in operating activities		
Cash receipts in the course of operations	121,225	111,209
Cash payments in the course of operations	(711,355)	(906,931)
Interest received	28,876	42,073
Interest paid	(854)	(716)
Net cash used in operating activities	**(562,108)**	**(754,365)**
Cash flows used in investing activities		
Payments for plant and equipment	(66,799)	(2,161)
Payments for equity investments	-	-
Payments for intangible assets	-	(17,569)
Net cash used in investing activities	**(66,799)**	**(19,730)**
Cash flows from financing activities		
Net proceeds from issue of shares and options	1,815,515	-
Proceeds from borrowings	-	3,195
Repayment of borrowings	(12,187)	(6,321)
Net cash provided by/(used in) financing activities	**1,803,328**	**(3,126)**
NET INCREASE/(DECREASE) IN CASH HELD	**1,174,421**	**(777,221)**
Cash at the beginning of the financial period	761,192	2,104,737
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies	(4,388)	-
Cash at the end of the financial period	**1,931,225**	**1,327,516**

The statement of cash flows is to be read in conjunction with the accompanying notes.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of half-year financial report

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, the recognition and measurement requirements of applicable AASB standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*. This half-year financial report is to be read in conjunction with the 30 June 2003 Annual Financial Report and any public announcements made by the Company during the half-year in accordance with continuous disclosure obligations arising under the *Corporations Act 2001*.

It has been prepared on the basis of historical costs and except where stated does not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the 30 June 2003 Annual Financial Report.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

	Consolidated	
2. ACCUMULATED LOSSES	**31 December 2003 $**	**30 June 2003 $**
Accumulated losses at the beginning of the half-year	3,869,145	2,456,539
Loss attributable to members of the parent entity	731,746	1,412,606
Accumulated losses at the end of the half-year	**4,600,891**	**3,869,145**

3. CONTRIBUTED EQUITY

Issued and Paid-Up Capital

	31 December 2003 $	30 June 2003 $
74,765,680 (June 2003: 67,452,348) ordinary shares, fully paid	6,666,858	4,701,318

The following movements in share capital occurred during the period:

	Number of Ordinary Fully Paid Shares	Issued Capital $
Balance - 1 July 2003	67,452,348	4,701,318
Issue of 6,308,332 shares at 30 cents each on 22 September 2003	6,308,332	1,892,500
Exercise of 2,500 options on 2 October 2003	2,500	512
Exercise of 2,500 options on 16 October 2003	2,500	513
Issue of 1,000,000 shares at 15 cents each on 3 December 2003	1,000,000	150,000
Transaction costs arising from the share issue on 22 September 2003	-	(77,985)
Balance - 31 December 2003	74,765,680	6,666,858

Options

The following options to subscribe for ordinary fully paid shares are outstanding at balance date:

- 56,639,337 quoted options exercisable at 20 cents each on or before 31 December 2005;
- 1,000,000 unquoted options exercisable at 25 cents each on or before 31 December 2004; and
- 2,000,000 unquoted options exercisable at 25 cents each on or before 30 June 2004.

5,000 options were exercised during the half year at 20 cents each. No options expired during the period.

4. SEGMENT REPORTING

Geographical segments

31 December 2003	Australia $	United States $	United Kingdom $	Consolidated $
Segment revenue	-	88,684	38,283	126,967
Other unallocated revenue				31,867
Total revenue				158,834
Segment result	(295,511)	(50,836)	(114,670)	(461,017)
Unallocated revenues and expenses				(274,169)
Loss from ordinary activities before related income tax expense				**(735,186)**

31 December 2002	Australia $	United States $	United Kingdom $	Consolidated $
Segment revenue	-	2,295	49,317	51,612
Other unallocated revenue				40,429
Total revenue				92,041
Segment result	(199,119)	(108,812)	(364,949)	(672,880)
Unallocated revenues and expenses				(109,096)
Loss from ordinary activities before related income tax expense				**(781,976)**

5. NON-CASH FINANCING AND INVESTING ACTIVITIES

During the financial period, the Company acquired 1,000,000 shares in Millepede USA Inc. ("MUI") from the minority shareholders of MUI. The acquisition increased the Company's holding in MUI from 55% to 94%. Based upon a closing price of the Company's shares on the day immediately before the announcement dated 9 April 2003 of $0.15 per share, the deemed cost of the acquisition was $150,000.

The Board of the Company aims to ultimately have full and absolute ownership and control of its subsidiary marketing companies based in both the USA (ie. through MUI) and the UK (ie. through Millepede Marketing Limited). The Board's objective with this strategy is to simplify the corporate and operational structure of the Company and to maximise returns for its shareholders. The proposed acquisition is also consistent with the Company completing on 2 May 2003, a debt-to-equity conversion that resulted in its controlling interest in the UK subsidiary rising to 97%.

DIRECTORS' DECLARATION

In the opinion of the directors of Millepede International Limited:

(a) the financial statements and notes, set out on pages 3 to 8, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2003 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

(ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Perth, Western Australia, this 27th day of February 2004.

Signed in accordance with a resolution of the Directors:

Blair E Sergeant
Director



STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA

TELEPHONE: (08) 9481 3188

Facsimile: (08) 9321 1204

e-mail: australia@stanton.com.au

INDEPENDENT REVIEW REPORT

TO THE MEMBERS OF

MILLEPEDE INTERNATIONAL LIMITED

Scope

We have reviewed the financial report of Millepede International Ltd for the half-year ended 31 December 2003 as set out on pages 3 to 9. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half year or from time to time during the half year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing and Assurance Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Millepede International Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

REALISATION OF ASSETS AND INVESTMENTS

Without qualification to the audit review opinion expressed above, attention is drawn to the following matters:

Included in the Statement of Financial Position are intangible assets of $192,183. The recoverability of such assets is dependent on the successful commercial exploitation of the underlying intellectual property owned by the Company to generate profits in excess of the current carrying values of the intangibles.

In the event the Company is not successful in commercially exploiting its marketing rights or cannot raise further funds, the realisable value of the Company's non-current assets may be less than their current carrying values.

STANTON PARTNERS



Partner

West Perth, Western Australia
27 February 2004

Appendix 4D

Half year Report
to the Australian Stock Exchange

Part 1

Name of Entity	Millepede International Limited
ABN	84 095 821 971
Half Year Ended	31 December 2003
Previous Corresponding Reporting Period	Half year ended 31 December 2002

Part 2 – Results for Announcement to the Market

	$'000	Percentage increase /(decrease) over previous corresponding period
Revenue from ordinary activities	159	73%
Loss from ordinary activities after tax attributable to members	(732)	(6%)
Net loss attributable to members	(732)	(6%)

Dividends (distributions)	Amount per security	Franked amount per security
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividends (if any)	Not Applicable	

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Refer Part 4 for commentary on the results for the half year.

Part 3 – Contents of ASX Appendix 4D

Section	Contents
Part 1	Details of entity, reporting period
Part 2	Results for announcement to the market
Part 3	Contents of ASX Appendix 4D
Part 4	Commentary on results
Part 5	Details relating to dividends
Part 6	Net tangible assets per security
Part 7	Details of entities over which control has been gained or lost
Part 8	Details of associates and joint venture entities
Part 9	Information on audit or review

Part 4 – Commentary on Results

During the half-year, the Company's sales levels moved through "critical mass" in the key US market, where the revolutionary plastic Mille-Ties are finding increasing acceptance. All US - based marketing costs have been fully funded solely through revenue generated from sales in that market since January 2003, notwithstanding the continued small losses due to administration costs and corporate overheads. Manufacturing capacity is being assessed in light of the growing demand, which is being generated from a range of industries. The telecommunications industry, in particular, shows demand escalating in recognition of the impact of shrinkage in older nylon ties and the resulting impact on bandwidth.

In September 2003, Millepede's North American sales development took a significant step forward in Canada. One of the largest distributors of electrical and data communication products in Canada, Wesco Distribution Canada, Inc. ("Wesco") placed major stock packages of the Millepede Mille-Tie into both of its central distribution depots and into its main data communication branches. Wesco was originally part of the Westinghouse Group, and has a network of 48 branches across Canada.

Also in September 2003, the Emtelle Group, a leading international supplier of fibre optic network solutions utilising blown fibre technology, adopted the Mille-Tie as standard on its fibreflow blown fibre-tubing system. Emtelle's decision to adopt the Mille-Tie is an example of how the Mille-Tie's usage is expanding into other industrial sectors.

The Company's customer database has continued to increase, with regular purchasing of the Mille-Tie by end-users both in Europe and the US. It is anticipated that the sales and marketing platform created over the past two years will start to yield a positive cashflow for the Group in the not-too-distant future. However the Board believes that the continued expenditure on sales and marketing activities in the short term will be beneficial to the longer term growth and profit prospects of the Company.

Part 5 – Details Relating to Dividends

Date the dividend is payable	N/A
Record date to determine entitlement to the dividend	
Amount per security	
Total dividend	
Amount per security of foreign sourced dividend or distribution	
Details of any dividend reinvestment plans in operation	
The last date for receipt of an election notice for participation in any dividend reinvestment plans	

Part 6 – Net Tangible Assets per Security

	2003	2002
Net tangible asset backing per ordinary security	2.9 cents	2.1 cents

Part 7 – Details of Entities Over Which Control has been Gained or Lost

Name of entity (or group of entities)	**Not Applicable**
Date control gained or lost	
Contribution of the controlled entity (or group of entities) to the profit/(loss) from ordinary activities during the period, from the date of gaining or losing control	
Profit (loss) from ordinary activities of the controlled entity (or group of entities) for the whole of the previous corresponding period	
Contribution to consolidated profit/(loss) from ordinary activities from sale of interest leading to loss of control	

Part 8 – Details of Associates and Joint Venture Entities

	Ownership Interest		Contribution to net profit/(loss)	
Name of entity	2003 %	2002 %	2003 $A'000	2002 $A'000
	N/A	**N/A**	**N/A**	**N/A**
Associates				
Joint Venture Entities				
Aggregate Share of Losses				

Part 9 – Audit/Review Status

This report is based on accounts to which one of the following applies:
(Tick one)

The accounts have been audited		The accounts have been subject to review	✓
The accounts are in the process of being audited or subject to review		The accounts have not yet been audited or reviewed	

If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:

Not applicable

If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:

Not applicable


millepede

www.millepede.com

18 March 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

WIDER ACCEPTANCE OF THE MILLE-TIE

Millepede wishes to advise shareholders that during the course of the last year, the Company's customer database has increased substantially. The initial focus of targeting the Telecommunications industry, specifically the little recognised problem within that industry of bandwidth "pinching" by nylon cable ties, is starting to bear fruit with a number of household names in the industry currently assessing the product.

"Pinching" of cables can cause bandwidth loss of up to 25% in some instances. This presents a dual problem for telecommunication companies:

1. loss of bandwidth itself reducing performance and reliability; and
2. technician's time to repair the "pinching" as the constricting ties have to be cut loose and replaced.

Success in the broader market is in the form of gradually increasing small orders, however, clearly what is required in the short term is ongoing large orders from the major telecommunications companies or similar large end-user areas. Millepede is anticipating the first major telecommunications orders to start emerging over the next quarter based on recently completed test results.

Defence Applications

The Mille-Tie is being tested in a number of areas, which the stock market would probably not expect. For example, there are a number of military applications where secure ties are essential and the numbers of ties used per applications can run into the millions. Testing in one such area is ongoing with initial results easily exceeding the test results of competing products currently being used.

MILLEPEDE INTERNATIONAL LTD
ABN 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322


millepede

www.millepede.com

A Broader Distribution Base

It is now difficult to track the number of catalogues worldwide in which the Mille-Tie appears. Similarly, the number of on-sellers is rapidly increasing suggesting larger ongoing sales after the initial trial order quantities are utilised.

Cash Flow Break-Even

This growing recognition of the quality and advantages of the Mille-Tie are bringing the Company closer to achieving a sustainable operating break-even position. We have previously announced marketing operations in the key US market have reached a break-even position. The strength of that market could bring forward a similar break-even position on a Company wide basis. However it has been decided to increase the sales team and spend money on developing the next generation of manufacturing equipment and product in order to cater for the demand we see emerging, without experiencing production bottlenecks. Despite this additional expenditure, sustainable operating break-even is projected within six months.

Company Business Plan

On the basis of profit enjoyed on sales of the standard Mille-Tie, sales of approximately 1.2 million units per month are required to reach break-even. Plenum rated and larger ties are higher margin, so, to the extent that these form part of the monthly product mix, the break-even level in terms of number of units reduces. Based on our best expectations, 2005 will see a modest profit, rising to more than 10c per share pre tax in 2006. There is no allowance in those projections for the horticultural market where Millipede appears to have strong market potential for its latest generation product. Nor does it include projected sales in Defence applications mentioned above.

The board appreciates shareholder's patience thus far but believes that the Company will be able to announce recurring "cash flow positive" trading and profitability in the not to distant future.

Yours sincerely

Vincent de Villers
Managing Director

MILLEPEDE INTERNATIONAL LTD
ABN 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

MILLEPEDE INTERNATIONAL LTD

ABN	Quarter ended ("current quarter")
84 095 821 971	**31 March 2004**

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		71	192
1.2	Payments for	(a) staff costs	(168)	(528)
		(b) advertising and marketing	(42)	(76)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(121)	(439)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		22	51
1.5	Interest and other costs of finance paid		-	(1)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		**(238)**	**(801)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(238)**	**(801)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(3)	(70)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(3)**	**(70)**
1.14	**Total operating and investing cash flows**	**(241)**	**(871)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	1,815
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(3)	(16)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**(3)**	**1,799**
	Net increase (decrease) in cash held	**(244)**	**928**
1.21	Cash at beginning of quarter/year to date	1,934	762
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	**1,690**	**1,690**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	**(65)**
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Directors remuneration - (65)

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	**27**	**27**
3.2	Credit standby arrangements	**Nil**	**Nil**

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	**96**	**1,793**
4.2 Deposits at call	**1,594**	**141**
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	**1,690**	**1,934**

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	**Nil**	**Nil**
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: **30 April 2004**
Company Secretary

Print name: **Blair Sergeant**

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Form 605

Corporations Act 2001

Section 671B

Notice of ceasing to be a substantial shareholder

To: Company name/ Scheme	MILLEPEDE INTERNATIONAL LIMITED
ACN/ ARSN	095 821 971

1. Details of substantial holder (1)

Name	MILLEPEDE HOLDINGS LIMITED ("MHL")
ACN/ ARSN (if applicable)	
The holder ceased to be a substantial holder on	25 JUNE 2004
The previous notice was given to the company on	12 SEPTEMBER 2001
The previous notice was dated on	12 SEPTEMBER 2001

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
25 JUNE 2004	MHL	DISPOSAL BY WAY OF IN SPECIE DISTRIBUTION	NOT APPLICABLE	34,113,334 ORDINARY FULLY PAID SHARES	34,113,334 ORDINARY FULLY PAID SHARES

5. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
MILLEPEDE HOLDINGS LIMITED	LOCKWOOD COTTAGE KNOLL ROAD GODALMING GU7 2EP UNITED KINGDOM



Signature

print name VINCENT DE VILLERS capacity DIRECTOR

sign here date 25 JUNE 2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Millepede International Limited**
ABN	**84 05 821 971**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Vincent de Villers**
Date of last notice	**4 September 2002**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or Indirect interest	**Both**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Mr de Villers is a director and shareholder of Millepede Holdings Limited, the registered holder of Mr de Villers' indirect interest.**
Date of change	**25 June 2004**
No. of securities held prior to change	***Direct*** **653,333 ordinary shares** ***Indirect*** **34,113,334 ordinary shares** **17,500,000 options exercisable at 20 cents each on or before 31 December 2005**
Class	**See above**
Number acquired	***Direct*** **2,793,600 ordinary shares** **1,100,000 options exercisable at 20 cents each on or before 31 December 2005** ***Indirect*** **Nil**

+ See chapter 19 for defined terms.

Number disposed	*Direct* Nil *Indirect* 34,113,334 ordinary shares 17,500,000 options exercisable at 20 cents each on or before 31 December 2005
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	*Direct* Not applicable. *Indirect* Not applicable.
No. of securities held after change	*Direct* 3,446,933 ordinary shares 1,100,000 options exercisable at 20 cents each on or before 31 December 2005 *Indirect* Nil.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	*Direct* Acquisition by way of in specie distribution. *Indirect* Disposal by way of in specie distribution.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Millepede International Limited**
ABN	**84 095 821 971**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Butterworth**
Date of last notice	**3 December 2003**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	**25 June 2004**
No. of securities held prior to change	**110,000 ordinary fully paid shares; and** **678,920 options exercisable at $0.20 each on or before 31 December 2005.**
Class	**See above**
Number acquired	**727,107 ordinary fully paid shares; and** **402,500 options exercisable at $0.20 each on or before 31 December 2005.**
Number disposed	**Nil.**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Not applicable.**

+ See chapter 19 for defined terms.

No. of securities held after change	837,107 ordinary fully paid shares; and 1,081,420 options exercisable at $0.20 each on or before 31 December 2005.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition by way of in specie distribution.

Part 2 – Change of director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


millepede

www.millepede.com

28 June 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

SUBSTANTIAL SHAREHOLDER NOTICE

The Company received advice from Millepede Holdings Ltd ("MHL") that it has completed a disposal of its entire holding in Millepede International Limited by way of an *in specie* distribution to its shareholders. Subsequently a "Form 605 - Notice of ceasing to be a substantial shareholder" has been received from MHL and is attached herewith.

Yours sincerely

Blair E Sergeant
Company Secretary

MILLEPEDE INTERNATIONAL LTD
ABN 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

Form 605

Corporations Act 2001

Section 671B

Notice of ceasing to be a substantial shareholder

To: Company name/ Scheme	MILLEPEDE INTERNATIONAL LIMITED
ACN/ ARSN	095 821 971

1. Details of substantial holder (1)

Name	MILLEPEDE HOLDINGS LIMITED ("MHL")
ACN/ ARSN (if applicable)	
The holder ceased to be a substantial holder on	25 JUNE 2004
The previous notice was given to the company on	12 SEPTEMBER 2001
The previous notice was dated on	12 SEPTEMBER 2001

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
25 JUNE 2004	MHL	DISPOSAL BY WAY OF IN SPECIE DISTRIBUTION	NOT APPLICABLE	34,113,334 ORDINARY FULLY PAID SHARES	34,113,334 ORDINARY FULLY PAID SHARES

5. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are:

Name	Address
MILLEPEDE HOLDINGS LIMITED	LOCKWOOD COTTAGE KNOLL ROAD GODALMING GU7 2EP UNITED KINGDOM

Signature

print name VINCENT DE VILLERS capacity DIRECTOR



sign here date 25 JUNE 2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.



www.millepede.com

8 July 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

JOHN BUTTERWORTH APPOINTED MANAGING DIRCTOR

Millepede International Limited **("Millepede")** is pleased to announce the promotion of the Company's current Sales & Marketing Director, Mr John Butterworth, to the position of Managing Director. Mr Butterworth has an outstanding corporate Sales and Marketing background having worked at executive levels with major brands prior to joining Millepede.

Mr Butterworth has been responsible for most of Millepede's major sales and marketing successes to date. His recent marketing initiatives in the USA have resulted in major co-labelling partnerships, as well as establishing a huge distributor base with the largest electrical suppliers in the US. Further, he has established the infrastructure necessary to support anticipated major sales pull through.

Mr Butterworth's appointment is effective contemporaneously with the resignation of Mr Vincent de Villers, however the Company has secured the services of Mr de Villers for a period of 2 years whereby he will assist the Millepede Board in concluding the Company's major corporate strategic alliances with US organisations. His consultancy role will also include providing a direct link between Millepede and its major shareholders and investors alike.

The Board is of the opinion that the interests of Millepede and therefore its shareholders, will be best advanced by the Managing Director operating in the USA and Europe which is where Mr Butterworth is based. "I look forward to assisting the board in the next stage of the Company's development. We have created a huge groundswell of awareness for Millepde's products world wide and John Butterworth is the best person to build on these marketing successes and build a strong revenue base as well as a major global brand. I have been working on Millepede for 8 years and taken the idea from a single non working prototype to an ASX listing. It is time to pass over the role to someone who has the energy and vision to continue the Company's growth and expand Millepede into all of the world markets." Mr de Villers said.

The Board would like to take this opportunity to thank Mr de Villers for his outstanding achievements to date and look forward to Mr Butterworth taking the Company to the next level.

Yours sincerely

Blair E Sergeant
Company Secretary

MILLEPEDE INTERNATIONAL LTD
ABN 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Millepede International Limited**
ABN	**84 095 821 971**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	**Vincent de Villers**
Date of last notice	**28 June 2004**
Date that director ceased to be director	**8 July 2004**

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
3,446,933 ordinary fully paid shares **1,100,000 options exercisable at 20 cents each on or before 31 December 2005.**

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest Nil.	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

MILLEPEDE INTERNATIONAL LTD

ABN	Quarter ended ("current quarter")
84 095 821 971	**30 June 2004**

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers		101	293
1.2	Payments for	(a) staff costs	(161)	(689)
		(b) advertising and marketing	(101)	(177)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(147)	(586)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		19	70
1.5	Interest and other costs of finance paid		-	(1)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		**(289)**	**(1,090)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(289)**	**(1,090)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(1)	(71)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	2	2
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	1	**(69)**
1.14	**Total operating and investing cash flows**	**(288)**	**(1,159)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	1,815
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(3)	(19)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**(3)**	**1,796**
	Net increase (decrease) in cash held	**(291)**	**637**
1.21	Cash at beginning of quarter/year to date	1,690	762
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	**1,399**	**1,399**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	**(70)**
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Directors remuneration - (70)

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	**24**	**24**
3.2	Credit standby arrangements	**Nil**	**Nil**

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	**54**	**96**
4.2 Deposits at call	**1,345**	**1,594**
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	**1,399**	**1,690**

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	**Nil**	**Nil**
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: **30 July 2004**
Company Secretary

Print name: **Blair Sergeant**

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.



www.millepede.com

4 August 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

MILLE-TIE USED ON UK TYPE 45 DESTROYER

The Company is pleased to announce that Millepede Marketing Ltd, the UK subsidiary of Millepede International Ltd (**"Millepede"**) has secured a highly significant order for the new Heavy Duty Mille-Tie, which is to be used on a new state of the art, fibre optical communication system (**"system"**) on a new British War Ship, the Type 45 Destroyer.

The performance of the system, for which the Mille-Tie acts as the confinement method, was created by Emtelle for British Aerospace. In testing the system's performance was so successful it has already received a UK Ministry of Defence specification, which includes the Heavy Duty Mille-Tie.

The initial order was supplied in July for the first ship and there are a further five being built with two aircraft carriers to follow using this system.

This is a significant development for us, both in the short term and the long term. The first order alone is the largest single delivery supplied to a UK customer - 30,000 heavy duty ties per installation. This is a major victory in terms of the benefits of our Mille-Tie technology being discovered by yet another potentially huge end user.

There is significant worldwide commercial potential for this system to be used in other defence force applications worldwide.

Mr Butterworth said, "We have agreed to release a joint PR and press release with Emtelle on the commercial aspects of this technology at the end of August."

Yours sincerely

Ray Badnall
Chairman

MILLEPEDE INTERNATIONAL LTD
ABN 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322


millepede

www.millepede.com

12 August 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

MILLE-TIE OPENS SOUTH AFRICAN MARKET

Through the worldwide partnership Millepede has with Krone, the Mille-Tie has been used on a new data installation for Tiger Brands, a high profile and prestigious branded Food and Healthcare Company in South Africa.

The installation involved 1,350 Category 6 points across 3 floors, with two patch rooms per floor. Mille-Ties were used throughout the installation.

Dewald Booysen, the Operations Manager for Dimension Data who were the installation contractor said. "We have found the Mille-Ties have the following advantages: (a) easy installation, (b) no cable sheath deformation (can not pull the tie too tight) (c) reusable and (d) less wastage."

Following the test and interest from other installation companies, Krone (Africa) have taken a pallet of Mille-Ties (125,000 units) to commence development and supply of the strips across the Southern African region. Grant van Stittert, Executive Manager Sales of Krone (Africa) said, "The Mille-Tie performance and potential has impressed me greatly. We believe it can add significantly to our offering across the region. We have demonstrated that commitment through the stock purchase."

John Butterworth, Millepede's Managing Director said, "This demonstrates how our partnerships are opening up the benefits of the Mille-Tie's technology to new regions and consumers across the world. Krone are actively promoting and selling the Mille-Tie in other countries but this particular transaction represents their largest order to date outside of the United Kingdom".

Yours sincerely

Ray Badnall
Chairman
Mobile: 0414 254 350

MILLEPEDE INTERNATIONAL LTD
ABN 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322



www.millepede.com

25 August 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

BELL SOUTH APPROVAL AND LISTING FOR THE MILLE-TIE

Millepede International Limited (**"Millepede"**) is pleased to announce that it has gained approval and listing of its Mille-Tie with Bell South, one of the "Baby Bell" telecommunications supplier companies created by the break up of the Bell Company. Although a smaller entity than the original Bell conglomerate, Bell South is in its own right, larger than most national telecommunication suppliers.

This approval and listing for most of the Mille-Tie range, including the new heavy duty version, follows over a year of testing of the products within the Bell South organisation.

"Though all the Baby Bell companies are autonomous, this approval opens opportunities for listings in other Bell companies and gives the Company additional credibility in the telecommunications market" said John Butterworth, Millepede's Managing Director.

Mr Butterworth stated that "sales to Bell South are being developed by a full marketing program supported by AllTel, Bell South's nominated supplier for this product. At the same time as reducing Millepede's cash burn rate through careful restructuring, a number of similar opportunities to Bell South are currently being worked on. The Heavy Duty Tie's acceptance by our existing client base is proving very exciting as it has the potential to considerably expand the Company's sales platform".

Yours sincerely

Ray Badnall
Chairman
Mobile: 0414 254 350

Appendix 4E

Preliminary Final Report
to the Australian Stock Exchange

Part 1

Name of Entity	Millepede International Limited
ABN	84 095 821 971
Financial Year Ended	30 June 2004
Previous Corresponding Reporting Period	Financial year ended 30 June 2003

Part 2 – Results for Announcement to the Market

	$'000	**Percentage increase /(decrease) over previous corresponding period**
Revenue from ordinary activities	252	(7%)
Loss from ordinary activities after related income tax benefit	(1,575)	12%
Net loss attributable to members of the parent entity	(1,568)	11%

Dividends (distributions)	**Amount per security**	**Franked amount per security**
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividends (if any)	Not Applicable	

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Refer Part 10 for commentary on the results for the year.

Part 3 – Contents of ASX Appendix 4E

Section	Contents
Part 1	Details of entity, reporting period
Part 2	Results for announcement to the market
Part 3	Contents of ASX Appendix 4E
Part 4	Consolidated statement of financial performance
Part 5	Accumulated losses
Part 6	Consolidated statement of financial position
Part 7	Consolidated statement of cash flows
Part 8	Basis of preparation
Part 9	Loss from ordinary activities
Part 10	Commentary on results
Part 11	Notes to the consolidated statement of cash flows
Part 12	Details relating to dividends
Part 13	Earnings per share
Part 14	Net tangible assets per security
Part 15	Details of entities over which control has been gained or lost
Part 16	Details of associates and joint venture entities
Part 17	Issued securities
Part 18	Segment information
Part 19	Subsequent events
Part 20	Impact of adopting Australian equivalents to International Financial Reporting Standards
Part 21	Information on audit or review

Part 4 – Consolidated Statement of Financial Performance

	2004 ($)	2003 ($)
Revenue from sale of goods	180,253	206,272
Other revenue from ordinary activities	71,578	63,690
Total revenue	**251,831**	**269,962**
Changes in inventories of finished goods	(87,568)	(133,062)
Depreciation and amortisation expenses	(434,753)	(158,676)
Employee expenses	(681,087)	(772,164)
Advertising and marketing expenses	(203,260)	(137,473)
Consultants expenses	(192,110)	(247,085)
Occupancy expenses	(21,192)	(84,780)
Loss on disposal of fixed assets	(13,341)	–
(Provision for)/reversal of provision for non-recoverability of inter-company loans	–	–
Other expenses from ordinary activities	(193,484)	(142,085)
Loss from ordinary activities before related income tax benefit	(1,574,964)	(1,405,363)
Income tax benefit relating to ordinary activities	–	–
Loss from ordinary activities after related income tax benefit	**(1,574,964)**	**(1,405,363)**
Loss attributable to outside equity interest	7,243	(7,243)
Loss attributable to members of the parent entity	**(1,567,721)**	**(1,412,606)**

Part 5 – Accumulated losses

	2004 ($)	2003 ($)
Accumulated losses at the beginning of the year	(3,869,145)	(2,456,539)
Loss for the year	(1,567,721)	(1,412,606)
Accumulated losses at the end of the year	(5,436,866)	(3,869,145)

Part 6 – Consolidated Statement of Financial Position

	2004 ($)	2003 ($)
CURRENT ASSETS		
Cash assets	1,399,160	761,192
Receivables	56,347	96,101
Inventories	69,188	47,138
Other	4,169	1,463
Total Current Assets	1,528,864	905,894
NON CURRENT ASSETS		
Plant and equipment	164,174	166,189
Intangible assets	-	250,835
Total Non Current Assets	164,174	417,024
TOTAL ASSETS	1,693,038	1,322,918
CURRENT LIABILITIES		
Payables	161,655	150,572
Interest bearing liabilities	13,708	14,661
Provisions	682	15,174
Total Current Liabilities	176,045	180,407
NON-CURRENT LIABILITIES		
Interest bearing liabilities	12,296	28,364
Total Non Current Liabilities	12,296	28,364
TOTAL LIABILITIES	188,341	208,771
NET ASSETS	**1,504,697**	**1,114,147**
EQUITY		
Contributed equity	6,666,857	4,701,318
Reserves	274,706	274,731
Accumulated losses	(5,436,866)	(3,869,145)
Total parent entity interest	**1,504,697**	**1,106,904**
Outside equity interests	-	7,243
TOTAL EQUITY	**1,504,697**	**1,114,147**

Part 7 – Consolidated Statement of Cash Flows

	2004 ($)	2003 ($)
Cash flows from operating activities		
Cash receipts in the course of operations	293,125	270,018
Cash payments in the course of operations	(1,476,073)	(1,645,679)
Interest received	69,962	65,946
Net cash used in operating activities	(1,112,986)	(1,309,715)
Cash flows from investing activities		
Payments for intellectual property	-	(17,569)
Payments for plant and equipment	(48,584)	(30,637)
Proceeds from sale of plant and equipment	1,045	1,021
Net cash used in investing activities	(47,539)	(47,185)
Cash flows from financing activities		
Proceeds from issue of shares and options	1,893,500	–
Transaction costs for the issue of shares	(77,986)	–
Proceeds from borrowings	-	26,945
Repayment of borrowings	(17,021)	(13,590)
Net cash provided by financing activities	1,798,493	13,355
NET INCREASE/(DECREASE) IN CASH HELD	637,968	(1,343,545)
Cash at the beginning of the financial year	761,192	2,104,737
Cash at the end of the financial year	**1,399,160**	**761,192**

Part 8 – Basis of Preparation

This preliminary final report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of ASX Appendix 4E.

The accounting policies adopted in the preparation of the preliminary final report are consistent with those adopted and disclosed in the 2003 annual financial report.

Part 9 – Loss from Ordinary Activities

The loss from ordinary activities before income tax benefit includes the following items of revenue and expense:

	2004 ($)	2003 ($)
Revenue		
Sale of goods revenue from operating activities	180,253	206,272
Interest income	71,578	62,669
Proceeds from sale of non-current assets	-	1,021
Expenses		
Depreciation - plant and equipment	(33,918)	(81,888)
Amortisation of intangibles	(250,835)	(76,788)
Amortisation of goodwill	(150,000)	-
Total depreciation and amortisation	(434,753)	(158,676)
Lease rental expense – operating leases	(20,009)	(30,728)
Net foreign exchange gain/(loss)	(11,528)	793
Provision for employee entitlements	(14,492)	(14,607)
Net gain/(loss) on disposal of non-current assets	(13,341)	176

Part 10 – Commentary on Results

During the financial year the Company increased its level of ownership in Millepede Marketing Ltd (UK) ("MMUK") from 71.43% to 97% through its participation in a rights issue of shares in MMUK. The acquisition of the additional shares was effected through the capitalization of loans previously advanced to MMUK, consistent with the Company's overall corporate strategy of increasing its interest in marketing companies based in both the USA and the UK.

The loss for the year includes the accelerated amortisation of the Group's intangible assets, with the amortisation expense for the year totalling $300,835. In accordance with the Company's accounting policies, the carrying values of intangibles at year-end were reviewed to assess their appropriateness, and it was decided to adopt a conservative approach and write off the remaining balances.

Other than this higher-than-usual expense, operating and administrative expenses were generally lower than the previous year, with the Group adopting a greater focus on its marketing efforts in certain areas. This revised focus will continue in 2004/05, with the appointment of Mr John Butterworth as Managing Director. The Company considered Mr Butterworth the best person to build on the now-established awareness of the Millepede product range, and to build a strong revenue base as well as a major global brand.

The Group has revised its infrastructure to align expenditures more closely with the development curve of its products and business, thus accelerating its push toward break even. At the same time, additional product developments are being investigated to enhance this push on the back of the Heavy Duty Tie success. Whilst revenues for the year declined slightly from the previous year, the revised management structure, and the introduction of new products such as the Heavy Duty Tie, will start to generate increased revenues and put the Group on the road to profitability in 2004/05.

Part 11 – Notes to the Consolidated Statement of Cash Flows

		2004 ($)	2003 ($)
(a)	**Reconciliation of cash**		
	Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:		
	Cash assets	1,399,160	761,192
(b)	**Reconciliation of loss from ordinary activities after income tax to net cash used in operating activities**		
	Loss after income tax	(1,574,964)	(1,405,363)
	Add non-cash items:		
	Amortisation of goodwill	150,000	-
	Amortisation of intangible assets	249,575	76,788
	Depreciation of plant and equipment	35,178	81,888
	Loss on sale of non-current assets	13,341	(176)
	Amounts set aside to provisions	(14,492)	(14,607)
	Net cash used in operating activities before change in assets and liabilities	(1,141,363)	(1,267,326)
	Changes in assets and liabilities during the financial year:		
	Decrease in receivables	39,754	(15,387)
	Decrease/(increase) in inventories	(22,050)	10,108
	(Increase) in prepayments	(2,706)	11,014
	Increase in accounts payable	13,378	(53,804)
	Net cash used in operating activities	(1,112,986)	(1,309,539)

(c) Non-cash investing and financing activities

During the year the Company allotted 1,000,000 ordinary fully paid shares at a deemed price of $0.15 per share to increase its shareholding in Millepede USA, Inc. This transaction is not reflected in the Consolidated Statement of Cash Flows.

Part 12 – Details Relating to Dividends

Date the dividend is payable	**N/A**
Record date to determine entitlement to the dividend	
Amount per security	
Total dividend	
Amount per security of foreign sourced dividend or distribution	
Details of any dividend reinvestment plans in operation	
The last date for receipt of an election notice for participation in any dividend reinvestment plans	

Part 13 – Earnings per Share

	2004	2003
Basic earnings per share		
Ordinary shares	(2.16 cents)	(2.07 cents)

The Company's potential ordinary shares are not considered dilutive and accordingly basic loss per share is the same as diluted loss per share.

	No.	No.
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	72,838,344	67,452,348

Part 14 – Net Tangible Assets per Security

	2004	2003
Net tangible asset backing per ordinary security	2.0 cents	1.3 cents

Part 15 – Details of Entities Over Which Control has been Gained or Lost

Name of entity (or group of entities)	**Not Applicable**
Date control gained or lost	
Contribution of the controlled entity (or group of entities) to the profit/(loss) from ordinary activities during the period, from the date of gaining or losing control	
Profit (loss) from ordinary activities of the controlled entity (or group of entities) for the whole of the previous corresponding period	
Contribution to consolidated profit/(loss) from ordinary activities from sale of interest leading to loss of control	

Part 16 – Details of Associates and Joint Venture Entities

	Ownership Interest		Contribution to net profit/(loss)	
	2003 %	2002 %	2003 $A'000	2002 $A'000
Name of entity	**N/A**	**N/A**	**N/A**	**N/A**
Associates				
Joint Venture Entities				
Aggregate Share of Losses				

Part 17 – Issued Securities

	2004 ($)	2003 ($)
Share capital		
74,765,680 [2003: 67,452,348] fully paid ordinary shares	6,666,857	4,701,318

The following movements in contributed equity occurred during the year.

	Number of Ordinary Fully Paid Shares	Issued Capital ($)
Balance 1 July 2003	67,452,348	4,701,318
Shares issued pursuant to a prospectus	6,308,332	1,892,500
Shares issued to increase interest in Millepede USA Inc	1,000,000	150,000
Exercise of listed options at 20 cents each	5,000	1,024
Capital raising costs	-	(77,985)
Balance 30 June 2004	74,765,680	6,666,857

Options

The following options to subscribe for ordinary fully paid shares are outstanding at balance date:

- 56,639,337 options exercisable at 20 cents each on or before 31 December 2005; and
- 1,000,000 options exercisable at 25 cents each on or before 31 December 2004.

The following options to subscribe for ordinary fully paid shares were granted during the year:

- 2,000,000 options exercisable at 25 cents each on or before 30 June 2004; and
- 1,000,000 options exercisable at 25 cents each on or before 31 December 2004.

The following options to subscribe for ordinary fully paid shares were exercised during the year:

- 5,000 options exercisable at 25 cents each on or before 31 December 2004.

The following options to subscribe for ordinary fully paid shares lapsed during the year:

- 2,000,000 options exercisable at 25 cents each on or before 30 June 2004.

Part 18 – Segment Information

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise interest revenue and corporate assets and expenses.

Primary reporting - Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Australia $		UK $		USA $		Eliminations $		Consolidated $	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
REVENUE										
External segment revenue	1,348	-	71,897	117,188	107,008	90,105	-	-	180,253	207,293
Inter-segment revenue	-	-	180,000	240,000	-	-	(180,000)	(240,000)	-	-
									180,253	207,293
Unallocated interest revenue									71,577	62,669
Total Segment Revenue									251,830	269,962
RESULT										
Segment result	(1,442,562)	(408,069)	(314,141)	(633,443)	(94,008)	(154,338)	542,260	-	(1,308,453)	(1,195,850)
Unallocated items									(266,511)	(209,513)
Net loss									(1,574,964)	(1,405,363)
Depreciation and amortisation	(406,813)	(81,362)	(23,612)	(46,630)	(4,328)	(30,684)	-	-	(434,753)	(158,676)
Individually significant items:										
Provision for diminution in investment	(230,176)	(1,790,868)	-	-	-	-	-	-	(230,176)	(1,790,868)
ASSETS										
Segment assets	192,007	511,704	203,493	84,531	61,871	319,244	(163,492)	(1,259,920)	293,878	594,660
Unallocated corporate assets									1,399,160	728,258
Consolidated total assets									1,693,038	1,322,918
LIABILITIES										
Consolidated total liabilities	(62,118)	(119,764)	(296,559)	(310,728)	(386,056)	(77,797)	556,391	299,518	(188,342)	(208,771)

Part 19 – Subsequent Events

At the date of this report, there is no matter or circumstance which has arisen since 30 June 2004 that has significantly affected or may significantly affect the operations of the consolidated entity constituted by Millepede International Limited and the entities it controls from time to time, or the results of those operations, or the state of affairs, in financial years subsequent to balance date.

Part 20 – Impact of adopting Australian equivalents to International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the Company must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board (AASB). The Company, in conjunction with its auditors, is assessing those accounting policies and key areas that are likely to be impacted by the transition to IFRS.

Major changes identified to date that will be required to the Group's existing accounting policies as a result of the transition include the following:

Taxation

Under the Australian equivalent to IAS 12 *Income Taxes*, a "statement of financial position approach" will be adopted for calculating taxation, replacing the "statement of financial performance approach". This method recognizes deferred tax balances for all temporary differences arising between the carrying value of an asset or liability and its tax base. Whilst there may be enhanced disclosure of the composition of the deferred tax assets and liabilities, it is not expected that there will be any significant impact in terms of the statements of financial position or performance.

Financial Instruments

Under AASB 139 *Financial Instruments: Recognition and Measurement* financial instruments will be required to be classified into five categories and to be measured based on the nature of the classification. The five categories and basis of measurement are:

- financial asset or financial liability measured at fair value through the statement of financial performance;
- held to maturity investments measured at amortised costs, subject to impairment;
- loans and receivables measured at amortised cost, subject to impairment;
- available for sale assets measured at fair value with changes in fair value measured directly in equity; and
- financial liability measured at amortised cost.

This will result in a change in the current accounting policy that does not classify financial instruments.

Equity-based compensation benefits

The Company currently does not recognize an expense for options issued to directors and employees. Under AASB 2 *Share Based Payments*, the Company will be required to recognize an expense for all share based remuneration, including options, and will amortise those expenses over the relevant vesting periods.

Intangible Assets - goodwill

Under the Australian equivalent to IFRS 3 *Business Combinations*, amortisation of goodwill will be prohibited, and will be replaced by annual impairment testing focusing on the cash flows of the related cash-generating unit. This will result in a change to the current accounting policy, under which goodwill is amortised on a straight-line basis over a period of 10 years, with annual review of balances to determine the appropriateness of the carrying values.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to IFRS, as not all standards have been analysed yet, and some decisions have not yet been made where choices of accounting policies are available.

Part 21 – Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	
The accounts are in the process of being audited or subject to review	✓	The accounts have not yet been audited or reviewed	

If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:
Not applicable
If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:
Not applicable



www.millepede.com

5 October 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

RESIGNATION OF DIRECTOR

The Company advises that Mr Raymond Badnall has resigned as Chairman and Director of Millepede International Limited due to health reasons.

The Board expresses its appreciation to Mr Badnall for his contribution to the Company and wishes him well for the future.

Mr Glenn Tetley has been appointed as Non-Executive Chairman following Mr Badnall's departure.

Following is Mr Badnall's *"Appendix 3Z – Final director's interest notice"*.

Yours sincerely

Blair Sergeant
Company Secretary

MILLEPEDE INTERNATIONAL LTD
ABN 095 821 971
219-221 York Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Millepede International Limited**
ABN	**84 095 821 971**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	**Raymond Badnall**
Date of last notice	**3 December 2004**
Date that director ceased to be director	**5 October 2004**

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1,000,000 options exercisable at $0.25 each on or before 31 December 2004.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest Nil.	**Number & class of securities**

Part 3 – Director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.



ASIC

Australian Securities and Investments Commission

Electronic Lodgement

Document No. **7E0241196**

Lodgement date/time: 05-10-2004 15:22:35

Reference Id: 71368633

Change of company details

Form 484 - Corporations Act 2001

Company details

Company name
MILLEPEDE INTERNATIONAL LIMITED
Australian Company Number (ACN)
095 821 971

B2 Cease company officeholder

Officer
This section shows the cessation of a company officeholder

Officeholder cessation Details

Role(s)
Director - Cessation Date: 05-10-2004
The name of the ceased officeholder is:

Given names	**RAYMOND**
Family name	**BADNALL**
Date of Birth	**04-06-1947**
City/town of Birth	**LONDON**
Country of Birth	**UNITED KINGDOM**

Authorisation

This form has been authorised by

I certify that the information in this form is true and complete
Name
Blair Edward SERGEANT
Capacity
Secretary
Date signed
05-10-2004

Lodging party details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)
☒ Signatory above

☐ ASIC registered agent above


millepede
TM

MILLEPEDE INTERNATIONAL LIMITED

ABN 84 095 821 971

NOTICE OF ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM

PROXY FORM

Date of Meeting

Monday, 22 November 2004

Time of Meeting

10.00 am (WST)

Place of Meeting

Hotel Grand Chancellor
707 Wellington Street
Perth, Western Australia


millepede

ABN 84 095 821 971

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of Millepede International Limited is to be held on Monday, 22 November 2004 at Hotel Grand Chancellor, 707 Wellington Street, Perth, WA, commencing at 10.00 am.

The Explanatory Statement that accompanies and forms part of this Notice describes the matters to be considered at this meeting.

BUSINESS

Financial Statements - Year ended 30 June 2004

To receive and consider the financial statements for the year ended 30 June 2004, and the Directors' and Auditor's reports thereon.

Resolution 1 - Re-election of Director - Mr Blair Sergeant

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

> *"That, Mr Blair Sergeant, who retires in accordance with clause 13.2 of the Company's Constitution be re-elected as a Director of the Company."*

Resolution 2 - Approval of Non-Executive Directors' Fees

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

> *"That, the maximum aggregate directors' fees payable to non-executive directors of the Company be increased to $100,000 per annum to be divided among themselves as they shall from time to time agree."*

For the purposes of ASX Listing Rule 10.17, the Company will disregard any votes cast on this resolution by a director of the entity and any of their associates. However, the Company need not disregard a vote if:

(a) it is cast by that person (excluded from voting) as proxy, appointed in writing for a person who is entitled to vote, in accordance with the directions on the proxy form and it is not cast on behalf of a person (excluded from voting) or their associates; or

(b) it is cast by a person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

DATED THIS 21st DAY OF OCTOBER 2004
BY ORDER OF THE BOARD

Blair Sergeant
Company Secretary



ABN 84 095 821 971

NOTES:

1. A member entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote on behalf of the member. A proxy need not be a member of the Company, but must be a natural person (not a corporation). A proxy may also be appointed by reference to an office held by the proxy (eg "the Company Secretary").

2. Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion of the member's voting rights. If no such proportion is specified, each proxy may exercise half of the member's votes.

3. A proxy form is enclosed. A separate form must be used for each proxy. An additional form can be obtained by writing to the Company at 219-221 York Street, Subiaco, Western Australia or by fax to (61 8) 9382 1322. Alternatively, you may photocopy the enclosed form.

4. A duly completed proxy form and (where applicable) any power of attorney or a certified copy of the power of attorney must be received by the Company at its registered office or the address or fax number set out below, not less than 48 hours before the time for commencement of the meeting. Please send by post to PO Box 543, West Perth, Western Australia 6872 or by fax to (61-8) 9382 1322.

5. The Company will accept proxy appointments by a corporate member executed in accordance with either section 127(1) (not under seal) or section 127(2) (under seal) of the Corporations Act.

6. The time nominated by the Board for the purpose of determining the voting entitlements at the meeting is 5:00pm WST on Wednesday, 17 November 2004.

7. The Explanatory Memorandum attached to this Notice forms part of this Notice.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared to provide Shareholders with material information to enable them to make an informed decision on the business to be conducted at the Annual General Meeting of Millepede International Limited ("Company").

The Directors recommend shareholders read this Explanatory Memorandum in full before making any decision in relation to the resolutions.

Resolution 1 - Re-election of Director - Mr Blair Sergeant

Mr Sergeant retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election.

Mr Sergeant graduated with a Bachelor of Business and a Post Graduate Diploma in Corporate Administration, both from Curtin University, WA. He is a member of the Chartered Institute of Company Secretaries and an Associate of the Australian Society of Certified Practicing Accountants. Mr Sergeant is currently Director or Company Secretary to a number of ASX listed and non-listed companies.

Directors' Recommendation

The Board recommends shareholders vote in favour of the Resolution.

Resolution 2- Approval of Non-Executive Directors' Fees

Resolution 2 proposes that the aggregate fee level payable to all non-executive directors be increased by $25,000 per annum to $100,000 per annum. This is the maximum amount that may be paid to the non-executive directors as a whole.

This resolution is to establish the limit at a level, which is in line with that of companies of a similar size to Millepede International Limited, and to allow for future growth and expansion. It is not intended that the limit be fully utilised at present. The level proposed will provide the Company with flexibility in attracting additional suitable candidates to the Board, if need be.


millepede

ABN 84 095 821 971

PROXY FORM

(Name of member/s)

of

(Address of member/s)

Appointment of Proxy

I/We being a member/s of Millepede International Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X')

☐ If you are appointing someone other than the Chairman of the Meeting, write here the name of the company or person you are appointing

or, failing a company or person named, or if no company or person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if not directions have been given, as the proxy sees fit) at the Annual General Meeting of Millepede International Limited to be held at Hotel Grand Chancellor, 707 Wellington Street, Perth, Western Australia on Monday, 22 November 2004 commencing at 10.00 am and at any adjournment of that meeting.

IMPORTANT: FOR ITEMS 1 AND 2 BELOW

☐ If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 1 and 2 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 1 and 2 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy – please mark ☒ to indicate your directions

		FOR	AGAINST	ABSTAIN*
1.	Re-election of Director – Mr Blair Sergeant	☐	☐	☐
2.	Approval of Non-Executive Directors' Fees	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy AND ☐ % OR ☐ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/ Sole Director and Sole Company Secretary	Director	Director/ Company Secretary

Contact Name

Contact Daytime Telephone

Date



ABN 84 095 821 971

HOW TO COMPLETE THE PROXY FORM

1. **Appointment of a Proxy**

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the company or person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that company or person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

If you have appointed a company as your proxy and a representative of that company wishes to attend the meeting, the representative will be required to provide the Company with the appropriate written documentation evidencing that the person is a representative of the proxy. Should you require it, the Company will provide you with a corporate representative form free of charge. Please contact the Company Secretary if you require a corporate representative form.

2. **Votes on Items of Business**

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

3. **Appointment of a Second Proxy**

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.
(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.
(c) return both forms together in the same envelope.

4. **Signing Instructions**

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at the address given below no later than 48 hours before the commencement of the meeting at 10.00 am on Monday, 22 November 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to Millepede International Limited:-

PO Box 543
West Perth WA 6872

Fax: (61-8) 9382 1322

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

MILLEPEDE INTERNATIONAL LTD

ABN	Quarter ended ("current quarter")
84 095 821 971	**30 September 2004**

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers		56	56
1.2	Payments for	(a) staff costs	(73)	(73)
		(b) advertising and marketing	(82)	(82)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(170)	(170)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		16	16
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(253)	(253)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(253)**	**(253)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	6	6
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**6**	**6**
1.14	**Total operating and investing cash flows**	**(247)**	**(247)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(4)	(4)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**(4)**	**(4)**
	Net increase (decrease) in cash held	**(251)**	**(251)**
1.21	Cash at beginning of quarter/year to date	1,399	1,399
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	**1,148**	**1,148**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(44)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Directors remuneration - (44)

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	22	22
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	**153**	**54**
4.2 Deposits at call	**995**	**1,345**
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	**1,148**	**1,399**

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	**Nil**	**Nil**
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.



Sign here: .... Date: **29 October 2004**
Company Secretary

Print name: **Blair Sergeant**

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.



www.millepede.com

22 November 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

CHAIRMAN'S ADDRESS GIVEN AT THE ANNUAL GENERAL MEETING

Welcome to the AGM of Millepede International Limited. My name is Glenn Tetley and I am your Chairman. It is my pleasure to introduce you to my fellow directors. Mr John Butterworth is your relatively new managing director who brings a strong marketing and sales focus to Millepede, marking the real change in focus as commercialisation nears. Your other director is Mr Blair Sergeant who also doubles as our company secretary.

The year in review has been one of significant change for your company, a year when most of the building blocks were completed for Millepede to emerge as a successful and profitable group. As part of that process former managing director, Vincent de Villers, has stepped aside after completing the job of seeing our Company from a concept to a product on the verge of commerciality. The Company would not have been where it is today without his entrepreneurial drive and vision. Fortunately, Vincent agreed to a two year consultancy agreement when he stepped down, giving continued access to his knowledge.

John Butterworth has brought a strong marketing and sales focus to the group which is already showing through in the doors which have been opened for us and subsequent progress. Our group is leaner and more focused. We have cut considerable cost out of the UK cost structure which has resulted in that geographic region moving cash flow positive, as the US had last year. In fact sales for the year to date in Europe exceed those for the whole of last year in that region.

A number of milestones have been achieved during the last year, including:

- approval to use our product was received from Bell South for one of its product areas. A more widespread approval is underway;

- initial orders have been received for a destroyer contract for the UK navy. Testing for naval purposes found Millie-ties to be the most effective product yet tried in those conditions due to the product's intelligent grip feature which allows the tie to loosen off slightly rather than becoming overly rigid under pressure. This has lead to aspirations for more defense contracts;

MILLEPEDE INTERNATIONAL LTD
ABN 84 095 821 971
189 Hay Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322


millepede

www.millepede.com

- initiation of tests and then negotiations with two household names in US retailing. The retailers have recognised not only the quality of our product but its re-usability and the flexibility to cut a section off the tie and re-use the balance. That should enable considerable savings in stock levels as it won't be necessary to carry short and long ties in each category of ties. An ongoing order from either of these parties would alone underwrite the move towards profitability. The smaller of the two groups has 5000 stores itself with 2500 affiliated stores, each of which would require a pipeline of ties if a deal proceeds;

- further progress has been made in the telecommunications area. Apart from Bell South, we are all but through the approval process with another giant US telecommunication group with expectations for approval to use our ties in all areas except for electricity wires. Widespread adoption by any of these leaders should have implications for use by other telecommunication companies; and

- during this phase we have still managed to reduce our cash burn. At the start of last year cash usage was running at around $ 70, 000 monthly but this has recently reduced to approximately $ 50,000 monthly ahead of the major orders we expect to emerge. With stockings ahead of the anticipated orders, this $50,000 figure will temporarily blow out but the underlying cash burn is now at or below $50,000 monthly. Cash at bank stands at $1.1m which should be sufficient to take us through to either commercialisation or option conversion in December next year.

There have been problems arising over the period including gearing up to supply the majors in the US just in case we win two contracts at the same time but these have been dealt with as preparation is made for Millepede to emerge as a profitable situation. We have also had the usual problem one encounters with our original inventor who has had difficulty in releasing control of the "baby" he created and on sold to Millepede. That seems to be generic for inventors and has lead to some unnecessary management time and cost, in the form of litigation, to enforce our control and legal ownership of the intellectual property.

As we look forward to 2005 and beyond, I can assure shareholders that Millepede is positioned to deliver commerciality in the not too distant future. Most of the hard work to ensure this outcome is already behind us with orders now awaited following the approval process by a group of household name type companies in the retailing and telecommunication industries. While I thank shareholders for their patience during the establishment phase, that patience should soon be rewarded.

Yours sincerely

Glenn Tetley
Chairman

MILLEPEDE INTERNATIONAL LTD
ABN 84 095 821 971
189 Hay Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

www.millepede.com

22 November 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

OUTCOME OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 and Section 251AA(2) of the Corporations Act, we wish to advise the following outcome of the resolution considered at the Company's Annual General Meeting held earlier today:

Resolution 1: Re-election of Director - Mr Blair Sergeant

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were as follows:

FOR:	17,129,869
AGAINST:	474,200
ABSTAIN:	10,000
DISCRETIONARY:	-
	17,614,069

Resolution 2: Approval of Non-Executive Directors' Fees

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were:

FOR:	17,103,936
AGAINST:	390,133
ABSTAIN:	120,000
DISCRETIONARY :	-
	17,614,069

Yours sincerely

Blair Sergeant
Company Secretary

MILLEPEDE INTERNATIONAL LTD
ACN 095 821 971
189 Hay Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311


millepede

www.millepede.com

22 November 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

CHANGE OF ADDRESS

The Company advises that its registered office has changed to the following:

First Floor
189 Hay Street
Subiaco WA 6008

All other contact details remain unchanged.

Yours sincerely

Blair Sergeant
Company Secretary

MILLEPEDE INTERNATIONAL LTD
ABN 095 821 971
189 Hay Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322


millepede

www.millepede.com

30 November 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

ADDITIONAL PRODUCTION CAPACITY COMMISSIONED FOR EUROPE

Millepede International Ltd has commissioned a new production tool for its European subsidiary Millepede Marketing Ltd.

This is due to a sustained increase in sales from that region this financial year that has seen Europe within the first four months of this financial year exceed the total for the whole of last year. A trend that has continued into November and required emergency orders to be requested that has placed pressure on our current capacity levels.

"The sustained level of orders in Europe gives us confidence the region can fully utilise the capacity of a locally based tool. As well as reducing our cost base and supply times into that region, the increased capacity prepares us for additional developments and agreements we are close to achieving in the US market. We have the confidence in both the sustainability of the new European business and achieving new business in the US, to make this investment. We had concerns that we did not have the required capacity in place to meet all these developments, and feel the time is right to increase our production capacity and headroom at this time," said John Butterworth, Millepede International's Managing Director.

The tool will be the third for its "standard" 300mm (12") version of the Mille-Tie, but will be the first to be based in Europe since the Company went public three years ago. Up until now all production of this version of the Mille-Tie has been based in the United States.

The tool will incorporate new improvements to the design that should make the production process more efficient and the capacity per cavity higher.

"Overall we should see this design increasing our total capacity by almost 50% thanks to the new processes. We expect to see this in full production by February or March of 2005," John Butterworth added.

AUTHORISED BY:

Blair Sergeant
Company Secretary

MILLEPEDE INTERNATIONAL LTD
ACN 095 821 971
First Floor, 189 Hay Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322


millepede

www.millepede.com

8 December 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

MILLEPEDE SIGNS CONTRACTS FOR NATIONAL SALES AND MARKETING OPERATIONS FOR THE UNITED STATES AND MEXICO

Millepede International Ltd's US subsidiary Millepede Inc has signed a master distributor agreement with MGT Diversified Solutions, LLC for the USA and Mexico. This includes an additional Sales and Marketing agreement with MGT's subsidiary SalMar Global LLC to focus on the business development of a national sales package covering the Millepede and Judd Wire (a division of Sumitomo) products.

"These agreements provide Millepede with the ideal structure and partners to increase the speed of conversion and development in this region. This will give us a full geographic coverage of the United States and Mexico. We have had a very thin coverage on the West Coast of the US to date, which is one of the world's largest market places, and the potential of this region for us is exceptional. MGT has over 100 years of combined corporate experience in the acquisition and distribution of data and telecom equipment, so they are ideal to lead this" said Millepede Managing Director John Butterworth.

"MGT is dedicated to providing companies in the telecom industry with enhanced solutions to build and manage complex networks," said Rod Trawick, senior Vice President of MGT. "We represent and distribute products and services from many leading manufacturers in the telecom industry, such as Adtran, AFL, Alcatel, B-Line, Dantel, Ditek, Hitachi, Judd wire & cable, Mohawk, Optical Cable Corporation, Pirelli, Systemax/Commscope, and Telco Systems. So we are pleased to add the innovative solutions offered by Millepede to our product offering."

SalMar Global, LLC will provide the sales and marketing for this operation. Stan Roberts, who heads up this project, said "SalMar has developed a very sophisticated direct sales and marketing approach. This proven system, that targets 2,300 market decision makers, is ideal for developing Millepede's "Mille-Tie" cable management system. SalMar's experience and knowledge with major customers such as BellSouth, Verizon, SBC, AT&T, Qwest, Sprint, and MCI, has and will continue to help guide the Mille-Tie through the complex channels of standards, engineering and procurement approvals, distribution, and contractor acceptance. We have already made major strides with the developments in Bell South, and AT&T on the range."

Stan Roberts went on to say "SalMar believes the patented Mille-Tie system represents the future for all wire and cable management. This has been demonstrated by our work with Anixter International, one of the world's largest data and telecom distributors. SalMar's success in introducing and training Anixter branch offices on the East Coast of the United States has resulted in Anixter requesting this activity to be expanded into all offices in the US. Training seminars are currently being scheduled, and Anixter corporate is reviewing a national stocking package to support this."

MILLEPEDE INTERNATIONAL LTD
ACN 095 821 971
First Floor, 189 Hay Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

Sal Mar has also negotiated a fourth version of the Mille-Tie to be added to the Anixter range. "The Heavy Duty Mille-Tie launched last year is being rolled out to branches during these training seminars and is expected to create the same incremental sales results we have seen elsewhere" John Butterworth added.

Judd Wire and Cable

Judd is the U.S. manufacturing arm of Sumitomo wire and cable products, the world's largest manufacturer of wire and cable products. And is a major provider of wire and cable to the Aerospace, Automotive, Electronic, and Telecommunications industries. Judd is currently focused on the development of the North American Continent, where it provides cable to companies such as Boeing, Lockheed, Airbus, Ford, GM, Daimler Chrysler, Raytheon, Delphi, BMW, Honda, Toyota, ADC, Lucent, Bose Stereos, Panasonic, and Bosch.

Bryan Pruett, Product Manager for the Coaxial Products Group of Judd Inc. said "Millepede's cable management system provides the solution to the common problem of coaxial cable crushing during cable assembly installation, which is associated with zip type ties. We have made recommendations to our customers to switch to Millepede. "

AUTHORISED BY:

John Butterworth
Managing Director

PATERSONS

Level 23, Exchange Plaza
2 The Esplanade
Perth Western Australia 6000

GPO Box W2024
Perth Western Australia 6846

Telephone: (+61 8) 9263 1111
Facsimile: (+61 8) 9325 8452

patersons@patersonssecurities.com.a
www.patersonssecurities.com.au

Participant of the ASX Group
Securities & Derivatives Industry Associati
Principal Member
Financial Planning Association
Principal Member

Attention	The Manager, Companies Section
Company	ASX
Facsimile	1900 999 279

From	Jo Beveridge
Date	17 December 2004
Pages	3 (including this page)

Subject	Millepede International Limited

Facsimile Message

Dear Sir/Madam

Please find following a Notice of initial substantial holder (form 603) for the company Millepede International Limited.

Please contact this office should you require any further information or assistance regarding this matter.

Yours sincerely
PATERSONS SECURITIES LIMITED



JO BEVERIDGE
CHESS & Settlements Manager

Direct Line: (08) 9263 1104
Facsimile: (08) 9325 1086
Email: Jo.Beveridge@patersonssecurities.com.au

CC Bennett & Co (Fax: 9321 5501)

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Millepede International Limited

ACN/ARSN:

1. Details of substantial holder (1)

Name: Nefco Nominees Pty Ltd

ACN/ARSN (if applicable): 008653749

The holder became a substantial holder on 11/6/04

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
FPO	8,1227,617	8,122,617	10.86%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Nefco Nominees Pty Ltd	Hold securities on behalf of beneficial owner	As above @ 2.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Perro Afortunado Investments	Nefco Nominees	FPO	6,122,617
Newport Investments Limited	Nefco Nominees	FPO	2,000,000

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Perro	11/6/04	Unknown		See 4
Newport	11/6/04	Unknown		See 4
Perro	15/7/04	Nil		See 4

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Nefco	L23, 2 The Esplanade, Perth WA
Perro	C/- KPMG, PO Box 212, Port Vila, Vanuatu
Newport	PO Box 1312, Port Villa, Vanuatu.

Signature

print name Carey Stuart McGowan capacity Director

sign here  date 17/12/04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.


millepede

www.millepede.com

Media Release
Tuesday, 21 December 2004

AUSTRALIAN COMPANY WINS SUPPLY AGREEMENT WITH U.S. ELECTRONICS GIANT

An Australian company which has revolutionised the multi-billion dollar a year global cable tie industry today announced a major supply agreement with RadioShack Corporation – the biggest electronics retailer in the United States.

Publicly-listed Millepede International Limited (ASX:MPD) said today it had signed an vendor supply agreement with the US electronics giant to develop retail packages of Millepede's patented Mille-Tie for the retailer's stores worldwide.

The Mille-Tie is a soft plastic tie which self-adjusts when fastened, preventing compression and loss of bandwidth in electronic wiring - an "absolute must" in the exacting world of the cabling and telecommunications installation industries.

The agreement - the most significant in Millepede's three year history - provides direct access to the world's largest retail market.

"Today, Millepede International has truly arrived as a new force in the global cable tie industry," Company Chairman, Mr Glenn Tetley, said today.

"The agreement with RadioShack is a 'company-maker' for an operation like Millepede, as it has the ability to immediately and effectively reach the entire US retail market, via the company's 7,100 US-based stores, as well as their stores in Mexico and globally," he said.

"This is a significant step in making our technology and brands household names throughout the world.

"The agreement has the potential to deliver Millepede sales of more than US$3 million over the next 12 months, with an upside of US$6-10 million within three years, depending on the number, and types, of packs that are put into store. We are now in the process of jointly developing these packs."

Millepede Managing Director, Mr John Butterworth, said: "The potential of this contract cannot be understated. RadioShack prides itself on being the most trusted consumer electronics speciality retailer in the United States.

"RadioShack serves more than one million customers each day. In fact, 94 percent of all Americans live or work within 5 minutes of a RadioShack store or dealer," he said.

MILLEPEDE INTERNATIONAL LTD
ACN 095 821 971
First Floor, 189 Hay Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322


millepede

"Its brand position in the Northern American marketplace is unrivalled, with a reputation of supplying to its customers the best possible product solution - that is why they chose the Mille-Tie."

Today's announcement caps a year of achievement for the Perth-based company. Other recent highlights include:

- A "master distributor agreement" for the USA and Mexico, which allows the Company to develop sales developments with Judd Wire, the US manufacturing arm of Sumitomo, the world's largest manufacturer of wire and cable products.
- Investing in an additional production tool – this time in Europe - after sales in the region for the first four months of the financial year exceeded the total for the whole of the previous year.
- A contract to supply key components to be used in the construction of five new warships for the British Royal Navy.
- The Mille-Tie being used as part of the redevelopment of the former World Trade Centre in New York.
- Introduction of the technology to a new continent, via the launch by Krone into South Africa.
- Additional usage of the tie by global giants, ExxonMobil, and British Telecom, the United Kingdom's largest telecommunications service provider.

About RadioShack

Texas-based RadioShack Corporation is the biggest electronics retailers in the United States, specialising in wireless communications, electronic parts, batteries and accessories, and other digital technology products and services.

The Company has an annual operating revenue of about US$4.5 billion a year, and employs about 35,000 people across its 7100 outlets.

RadioShack is listed on the New York Stock Exchange's Fortune 500.

"Today's announcement cements Millepede's reputation as a world leader in the supply of high performance plastic ties," Mr Tetley said.

"To be accepted by RadioShack to supply products for its stores re-emphasises our growing global excellence and reliability," he said.

"The agreement is a measure of the Mille-Ties' reputation on an international level, and specifically, how the ties are highly valued by companies seeking reliable, high-performance products for their customers.

"Our aim is to become an Australian-based, industry brand name in a huge global market - usage in the United States and Europe is about 6.4 billion ties per annum in the telecoms industry alone."


millepede

www.millepede.com

Mr Tetley said the Mille-Ties' global appeal - over traditional, hard plastic cable ties - is its abilities not to crush or pinch sensitive cabling, be waste-free and re-useable, and the fact is does not leave sharp edges when cut.

Several versions of the tie are on the market, including the Plenum and LSOH rated ties, which are suitable for air-handling spaces and for Low Smoke Zero Halogen certified spaces respectively, and a new tie for general gardening requirements.

FOR INTERVIEWS AND FURTHER INFORMATION, PLEASE CONTACT:

Glenn Tetley
Chairman
Millepede International Limited
(0409) 773 415

Sean Whittington
Field Public Relations
(08) 8234 9555
(0412) 591 520



www.millepede.com

22 December 2004

RADIOSHACK AGREEMENT - FURTHER DETAILS

Millepede International Limited ("Millepede") provides the following information in order to clarify the announcement made yesterday regarding the supply agreement signed with US electronics giant - RadioShack.

The potential revenues referred to in yesterdays announcement of *"....more than US$3 million over the next 12 months, with an upside of US$6-10 million within three years, depending on the number, and types, of packs that are put into store"* were based on RadioShacks initial requirements of between 2-4 Stock Keeping Units ("SKU") per week and 2 packs per SKU per store, of which there are 7,100 RadioShack stores throughout the USA.

Based on the above requirements and the current wholesale price of the specific SKU's requested by RadioShack, the low and upper end of potential sales for the first 12 months based the 2 SKU's and 4 SKU's respectively, are as follows:

Low end: US$4.67 million
High end: US$12 million

The Board applied a notional discount to the above on the basis that despite initial requirements provided by RadioShack, all stores may or may not carry Millepede's range of products, actual sales will vary from store to store and the ultimate sales achieved by over the course of the next 12 months will inevitable be different from the potential sales provided above, i.e. more or less.

Further, the Company stresses that under the terms of the supply agreement, RadioShack are in no way contractually obliged to acquire a minimum number of products from Millepede.

The Company will be sure to keep the market informed as to the development of the agreement with RadioShack and the actual level of sales achieved as a result.

Yours sincerely

Glenn Tetley
Chairman

MILLEPEDE INTERNATIONAL LTD
ACN 095 821 971
First Floor, 189 Hay Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

MILLEPEDE INTERNATIONAL LTD

ABN	Quarter ended ("current quarter")
84 095 821 971	31 December 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers		30	86
1.2	Payments for	(a) staff costs	(57)	(130)
		(b) advertising and marketing	(117)	(199)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(168)	(338)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		16	32
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		**(296)**	**(549)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	(296)	(549)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(36)	(36)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	6
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(36)**	**(30)**
1.14	**Total operating and investing cash flows**	**(332)**	**(579)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(4)	(8)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**(4)**	**(8)**
	Net increase (decrease) in cash held	**(336)**	**(587)**
1.21	Cash at beginning of quarter/year to date	1,148	1,399
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	**812**	**812**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(43)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Directors remuneration - (43)

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	14	14
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	**165**	**153**
4.2 Deposits at call	**647**	**995**
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	**812**	**1,148**

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	**Nil**	**Nil**
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2. This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: **31 January 2005**
Company Secretary

Print name: **Blair Sergeant**

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.



ASIC

Australian Securities & Investments Commission



Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Millepede International Limited

ACN/ ABN

095 821 971

Is this document being lodged to update the Annual Company Statement that was sent to you?

[X] Yes

[ ] No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☒ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also *lodge a Form 207Z and either a Form 208 or a copy of the contract.*)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**

- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**

- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

REFER "ANNEXURE A" OF THREE PAGES FOR TOP 20 MEMBERS

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ______ Given names ______

OR

☐ Company name ______

ACN/ ARBN/ ABN ______

Office, unit, level, or PO Box number ______

Street number and Street name ______

Suburb/City ______ State/Territory ______

Postcode ______ Country (if not Australia) ______

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date 3 1 / 0 1 / 0 5
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date ☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

REFER "ANNEXURE A" OF THREE PAGES FOR TOP 20 MEMBERS

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

REFER "ANNEXURE A" OF THREE PAGES FOR TOP 20 MEMBERS

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

REFER "ANNEXURE A" OF THREE PAGES FOR TOP 20 MEMBERS

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Blair Sergeant

Capacity

[ ] Director

[X] Company secretary

Signature

Date signed

2 1 / 0 2 / 0 5
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[ ] Signatory above

[ ] ASIC registered agent above

[X] Name of lodging party

Anthony Ho & Associates

Office, unit, level, or PO Box number

PO Box 543

Street number and Street name

Suburb/City: West Perth

State/Territory: WA

Postcode: 6872

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number

(08) 9382 1311



Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Australian Securities &
Investments Commission

Electronic Lodgement

Document No. **7E0326602**

Lodgement date/time: 21-02-2005 18:45:37
Reference Id: 71766298

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
MILLEPEDE INTERNATIONAL LIMITED
Australian Company Number (ACN)
095 821 971

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Blair Edward SERGEANT

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Blair Edward SERGEANT
Capacity
Secretary
Signature

Date signed
21-02-2005

A1 Change of address

Principal place of business address

Address

'FIRST FLOOR'
189-191 HAY STREET
SUBIACO WA 6008
Australia

Effective Date 01-02-2005


millepede

www.millepede.com

23 February 2005

Vendor Number for Radio Shack Supplied
&
UK Navy Approval

Radio Shack
Millepede International Ltd is pleased to announce that Radio Shack this week supplied the Company with a vendor number enabling purchase orders and invoices to be generated. This allows the Millie-Tie to be supplied to Radio Shack - USA and potentially places the Millie-Tie into in excess of 7000 stores across the United States.

Mr Butterworth, Managing Director of Millepede International Ltd said that, "With the vendor number now supplied by Radio Shack we are confident that initial sales to the retail giant are imminent". He further stated that, "The supply of the Mille-Tie to Radio Shack will see it becoming a household name as its visibility dramatically increases and brand loyalty develops".

UK Aircraft Carriers
The new V-O Mille-Tie has been specified by Emetelle for a new aircraft carrier contract for the British Navy, which is 6 times the size of the ongoing Type 45 Destroyer order. The V-O Millie-Tie significantly reduces the omission of toxic fumes under heat stress and is therefore ideal for military use. The Mille-Tie has recently achieved certification by the Military Medical Board. Mr Butterworth reported that, "The Mille-Tie is the first non metal tie to achieve certification via the Military Medical Board and with the Mille-Tie's many other advantages, we are looking at additional military projects that the tie can be used in."

Increased Production Capacity
The Company has commissioned a new production tool for the United States due for completion mid March. This will be the 5th tool the Company has built and will produce a new 300mm (12") version of the tie for Radioshack and other retail developments. This follows rapidly on the commissioning of the European tool earlier this year and allows for increased production capacity which is anticipated in the very near future. Mr Butterworth stated that "Growing demand for the Millie-Tie saw the need to increase capacity to ensure that emerging markets could be adequately serviced".

Yours sincerely

Glenn Tetley
Chairman

MILLEPEDE INTERNATIONAL LTD
ACN 095 821 971
First Floor, 189 Hay Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322



MILLEPEDE INTERNATIONAL LIMITED

Millepede International Limited

ABN 84 085 821 971

Half-year Financial Report

31 December 2004

The Directors present their Report together with the consolidated financial report for the half-year ended 31 December 2004 and the auditor's review report thereon.

Directors

The directors of the Company at any time during or since the end of the half-year are:

Name	*Period of directorship*
Glenn Tetley *Non-executive Chairman*	Director since June 2003.
John Butterworth *Managing Director*	Director since May 2001.
Blair Edward Sergeant *Director*	Director since December 2002.
Vincent De Villers *Director*	Appointed May 2001. Resigned 8 July 2004.
Raymond Badnall *Director*	Appointed May 2003. Resigned 5 October 2004.

Results

The loss of the consolidated entity for the half-year was $542,197 (2003: loss of $731,746) after income tax of nil (2003: nil).

Review of Activities

The half-year has been a transitional one, with the organisational changes noted in the 2004 Annual Report flowing through to the Company's operations and development. Whilst revenues have not improved in the period, several important developments have occurred which should see a turnaround in the second half, including the signing of a vendor supply agreement with US electronics giant RadioShack to develop retail packages of Millepede's patented Mille-Tie for the retailer's stores worldwide.

Importantly, the Company also commissioned a new production tool for its European subsidiary, Millepede Marketing Ltd. The new tool is required to provide Millepede with the capacity to adequately service the growing demand for the Millie-Tie in emerging markets. The tool (for the "standard" 300mm (12") version of the Mille-Tie) was the first to be based in Europe, with all previous production of this version of the Mille-Tie having been based in the United States. A further production tool has also recently been commissioned for the United States, again in anticipation of increased product demand.

The transfer of operations to the new US sales and marketing company SalMar has taken longer than planned, with the figures reflecting this lag and dampening what was a very strong recovery from the European operation. Indicators are that the sales lag will be recouped in the second half of the financial year, and expectations remain that the turnover achieved in 2003-04 will almost be doubled by year-end.

The Board remains dedicated to the task of achieving the Company's sales objectives and broadening the commercialisation of the Millepede technology.

Auditor's independence declaration under Section 307C of the Corporations Act 2001

The auditor's declaration is set out on page 12 and forms part of the directors' report for the half-year ended 31 December 2004.

Dated at Perth, Western Australia, this 28th day of February 2005.

Signed in accordance with a resolution of the directors:



Blair Sergeant
Director

STATEMENT OF FINANCIAL PERFORMANCE
for the half-year ended 31 December 2004

	Consolidated	
	31 December 2004 $	31 December 2003 $
Revenue from sale of goods	95,649	126,967
Other revenue	27,739	31,867
Total revenue	123,388	158,834
Cost of sales	(67,170)	(58,724)
Marketing and sales expenses	(288,325)	(500,490)
Administrative expenses	(309,499)	(183,952)
Write-off of intangible assets	-	(150,000)
Borrowing costs	(591)	(854)
Loss before income tax expense	(542,197)	(735,186)
Income tax expense relating to ordinary activities	-	-
Net loss	(542,197)	(735,186)
Loss attributable to outside equity interest	-	3,440
Loss attributable to members of the parent entity	(542,197)	(731,746)
Basic loss per share for Millepede International Limited	(0.73 cents)	(1.03 cents)

Diluted earnings per share does not represent an inferior view of the Company's performance and is not disclosed for this reason.

The statement of financial performance is to be read in conjunction with the accompanying notes.

STATEMENT OF FINANCIAL POSITION
as at 31 December 2004

	Note	Consolidated 31 December 2004 $	30 June 2004 $
CURRENT ASSETS			
Cash assets		811,831	1,399,160
Receivables		58,094	56,347
Inventories		122,719	69,188
Other		9,623	4,169
Total Current Assets		1,002,267	1,528,864
NON CURRENT ASSETS			
Plant and equipment		191,163	164,174
Total Non Current Assets		191,163	164,174
TOTAL ASSETS		1,193,430	1,693,038
CURRENT LIABILITIES			
Payables		212,486	161,655
Interest-bearing liabilities		13,851	13,708
Provisions		-	682
Total Current Liabilities		226,337	176,045
NON CURRENT LIABILITIES			
Interest-bearing liabilities		4,593	12,296
TOTAL LIABILITIES		230,930	188,341
NET ASSETS		**962,500**	**1,504,697**
EQUITY			
Contributed equity	3	6,666,857	6,666,857
Reserves		274,706	274,706
Accumulated losses		(5,979,063)	(5,436,866)
TOTAL EQUITY		**962,500**	**1,504,697**

The statement of financial position is to be read in conjunction with the accompanying notes.

STATEMENT OF CASH FLOWS
for the half-year ended 31 December 2004

	Consolidated	
	31 December 2004 $	31 December 2003 $
Cash flows used in operating activities		
Cash receipts in the course of operations	83,482	121,225
Cash payments in the course of operations	(653,827)	(711,355)
Interest received	31,809	28,876
Interest paid	(591)	(854)
Net cash (used in) operating activities	**(539,127)**	**(562,108)**
Cash flows used in investing activities		
Payments for plant and equipment	(36,427)	(66,799)
Proceeds from sale of plant and equipment	5,675	-
Net cash (used in) investing activities	**(30,752)**	**(66,799)**
Cash flows from financing activities		
Net proceeds from issue of shares and options	-	1,815,515
Repayment of borrowings	(7,560)	(12,187)
Net cash provided by/(used in) financing activities	**(7,560)**	**1,803,328**
NET INCREASE/(DECREASE) IN CASH HELD	**(577,439)**	**1,174,421**
Cash at the beginning of the financial period	1,399,160	761,192
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies	(9,890)	(4,388)
Cash at the end of the financial period	**811,831**	**1,931,225**

The statement of cash flows is to be read in conjunction with the accompanying notes.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of half-year financial report

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, the recognition and measurement requirements of applicable AASB standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the *Corporations Act 2001*. This half-year financial report is to be read in conjunction with the 30 June 2004 Annual Financial Report and any public announcements made by the Company during the half-year in accordance with continuous disclosure obligations arising under the *Corporations Act 2001*.

It has been prepared on the basis of historical costs and except where stated does not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the 30 June 2004 Annual Financial Report.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

2. CONTRIBUTED EQUITY

	Consolidated	
	31 December 2004	31 December 2003
	$	$
Issued and Paid-Up Capital		
74,765,680 (June 2004: 74,765,680) ordinary shares, fully paid	6,666,857	6,666,857

There were no movements in share capital during the period. During the prior half-year, a total of 7,313,332 shares were issued for cash, raising a total of $1,965,540 after transaction costs.

Options

The following options to subscribe for ordinary fully paid shares are outstanding at balance date:

- 56,639,337 quoted options exercisable at 20 cents each on or before 31 December 2005.

The following options to subscribe for ordinary fully paid shares expired during the half-year:

- 1,000,000 unquoted options exercisable at 25 cents each on or before 31 December 2004.

No options were granted or exercised during the half-year.

During the prior half-year, 5,000 options were exercised at 20 cents each.

3. SEGMENT REPORTING

Geographical segments

31 December 2004	Australia $	United States $	United Kingdom $	Consolidated $
Segment revenue	625	14,326	80,698	95,649
Other unallocated revenue				27,739
Total revenue				123,388
Segment result	(293,547)	(31,581)	(101,823)	(426,951)
Unallocated revenues and expenses				(115,246)
Loss from ordinary activities before related income tax expense				**(542,197)**

31 December 2003	Australia $	United States $	United Kingdom $	Consolidated $
Segment revenue	-	88,684	38,283	126,967
Other unallocated revenue				31,867
Total revenue				158,834
Segment result	(295,511)	(50,836)	(114,670)	(461,017)
Unallocated revenues and expenses				(274,169)
Loss from ordinary activities before related income tax expense				**(735,186)**

4. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005, the Company must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board (AASB).

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods ending on 31 December 2004. AASB 1047 'Disclosing the Impacts of Adopting Australian Equivalents to International Financial Reporting Standards' requires financial reports to disclose information about the impact of any changes in accounting policies in the transition period leading up to the adoption date.

As noted in the 30 June 2004 Annual Financial Report, the Company has allocated internal resources and in conjunction with its auditors is assessing those accounting policies and key areas that are likely to be impacted by the transition to IFRS. As Millepede International Limited has a 30 June year-end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Millepede prepares its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below, and as previously reported in Millepede's 2004 annual report, are the key areas where accounting policies will change and may have an impact on the financial report of Millepede International Limited.

AASB 112 - Income Taxes

Under AASB 112 "Income Taxes", a "balance sheet approach" will be adopted for calculating taxation, replacing the "statement of financial performance approach". This method recognises deferred tax balances for all temporary differences arising between the carrying value of an asset or liability and its tax base. Whilst there will be enhanced disclosure of the composition of the deferred tax assets and liabilities it is not expected that there will be any significant impact in terms of the statements of financial position or performance.

AASB 139 - Financial Instruments

Under AASB 139 "Financial Instruments: Recognition and Measurement" financial instruments will be required to be classified into five categories and to be measured based on the nature of the classification. The five categories and basis of measurement are:

- financial asset or financial liability measured at fair value through the statement of financial performance;
- held to maturity investments measured at amortised costs, subject to impairment;
- loans and receivables measured at amortised cost, subject to impairment;
- available for sale assets measured at fair value with changes in fair value measured directly in equity; and
- financial liability measured at amortised cost.

This will result in a change in the current accounting policy that does not classify financial instruments.

AASB 2 - Share based Payments

The Company currently does not recognise an expense for options issued to directors and employees. Under AASB 2 "Share Based Payments", the Company will be required to recognise an expense for all share based remuneration, including options, and will amortise those expenses over the relevant vesting periods.

4. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont"d)

AASB 138 - Intangible Assets

Under AASB 138 "Intangible Assets", intangibles acquired in a business combination and which have finite useful lives must be amortised over their useful lives. Internally generated goodwill, brands and costs related to research activities and item similar in substance may not be recognised as assets. All expenditure on research must be expensed when it is incurred. This will result in a change in the Company's current accounting policy which allows for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond a reasonable doubt. The de-recognition of intangibles that do not qualify for recognition is not expected to impact significantly on the Company's equity.

AASB 136 - Impairment of Assets

Under AASB 136 "Impairment of Assets", the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the Company's current accounting policy which determines recoverable amount of an asset on the basis of undiscounted cash flows. Under the new policy it is likely that the impairment of assets will be recognised sooner and the amount of write downs will be greater.

In the opinion of the directors of Millepede International Limited:

(a) the financial statements and notes, set out on pages 2 to 8, are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2004 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Perth, Western Australia, this 28th day of February 2005

Signed in accordance with a resolution of the Directors:



Blair Sergeant
Director



STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA

TELEPHONE: (08) 9481 3188

Facsimile: (08) 9321 1204

e-mail: australia@stanton.com.au

**INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF
MILLEPEDE INTERNATIONAL LIMITED**

Scope

We have reviewed the financial report comprising the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements and the directors' declaration of Millepede International Limited (the Company) for the half-year ended 31 December 2004 as set out on pages 2 to 9. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half year or from time to time during the half year. The disclosing entity's directors are responsible for preparing a financial report that gives a true and fair view of the statement of financial position and performance, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing and Assurance Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the Company, and have met the independence requirements of Australian ethical pronouncements and the Corporations Act 2001. We have given the directors of the Company a written Auditor's Independence Declaration.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Millepede International Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

STANTON PARTNERS



J P Van Dieren
Partner

West Perth, Western Australia
28 February 2005



STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA

TELEPHONE: (08) 9481 3188

Facsimile: (08) 9321 1204

e-mail: australia@stanton.com.au

25 February 2005

Board of Directors
Millepede International Ltd
C/- Anthony Ho & Associates
189 Hay Street
SUBIACO WA 6008

Dear Directors

RE: MILLEPEDE INTERNATIONAL LTD

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Millepede International Ltd.

As Audit Partner for the review of the financial statements of Millepede International Ltd for the half year ended 31 December 2004, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely
STANTON PARTNERS

John Van Dieren
Partner

Appendix 4D

Half year Report
to the Australian Stock Exchange

Part 1

Name of Entity	Millepede International Limited
ABN	84 095 821 971
Half Year Ended	31 December 2004
Previous Corresponding Reporting Period	Half year ended 31 December 2003

Part 2 – Results for Announcement to the Market

	$'000	Percentage increase /(decrease) over previous corresponding period
Revenue from ordinary activities	123	(22%)
Loss from ordinary activities after tax attributable to members	(542)	(26%)
Net loss attributable to members	(542)	(26%)

Dividends (distributions)	Amount per security	Franked amount per security
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividends (if any)	Not Applicable	

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Refer Part 4 for commentary on the results for the half year.

Part 3 – Contents of ASX Appendix 4D

Section	Contents
Part 1	Details of entity, reporting period
Part 2	Results for announcement to the market
Part 3	Contents of ASX Appendix 4D
Part 4	Commentary on results
Part 5	Details relating to dividends
Part 6	Net tangible assets per security
Part 7	Details of entities over which control has been gained or lost
Part 8	Details of associates and joint venture entities
Part 9	Information on audit or review

Part 4 – Commentary on Results

The half-year has been a transitional one, with the organisational changes noted in the 2004 Annual Report flowing through to the Company's operations and development. Whilst revenues have not improved in the period, several important developments have occurred which should see a turnaround in the second half, including the signing of a vendor supply agreement with US electronics giant RadioShack to develop retail packages of Millepede's patented Mille-Tie for the retailer's stores worldwide.

Importantly, the Company also commissioned a new production tool for its European subsidiary, Millepede Marketing Ltd. The new tool is required to provide Millepede with the capacity to adequately service the growing demand for the Millie-Tie in emerging markets. The tool (for the "standard" 300mm (12") version of the Mille-Tie) was the first to be based in Europe, with all previous production of this version of the Mille-Tie having been based in the United States. A further production tool has also recently been commissioned for the United States, again in anticipation of increased product demand.

The transfer of operations to the new US sales and marketing company SalMar has taken longer than planned, with the figures reflecting this lag and dampening what was a very strong recovery from the European operation. Indicators are that the sales lag will be recouped in the second half of the financial year, and expectations remain that the turnover achieved in 2003-04 will almost be doubled by year-end.

The Board remains dedicated to the task of achieving the Company's sales objectives and broadening the commercialisation of the Millepede technology.

Part 5 – Details Relating to Dividends

Date the dividend is payable	**N/A**
Record date to determine entitlement to the dividend	
Amount per security	
Total dividend	
Amount per security of foreign sourced dividend or distribution	
Details of any dividend reinvestment plans in operation	
The last date for receipt of an election notice for participation in any dividend reinvestment plans	

Part 6 – Net Tangible Assets per Security

	2004	**2003**
Net tangible asset backing per ordinary security	1.3 cents	2.9 cents

Part 7 – Details of Entities Over Which Control has been Gained or Lost

Name of entity (or group of entities)	**Not Applicable**
Date control gained or lost	
Contribution of the controlled entity (or group of entities) to the profit/(loss) from ordinary activities during the period, from the date of gaining or losing control	
Profit (loss) from ordinary activities of the controlled entity (or group of entities) for the whole of the previous corresponding period	
Contribution to consolidated profit/(loss) from ordinary activities from sale of interest leading to loss of control	

Part 8 – Details of Associates and Joint Venture Entities

	Ownership Interest		Contribution to net profit/(loss)	
	2003 %	2002 %	2003 $A'000	2002 $A'000
Name of entity	**N/A**	**N/A**	**N/A**	**N/A**
Associates				
Joint Venture Entities				
Aggregate Share of Losses				

Part 9 – Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	✓
The accounts are in the process of being audited or subject to review		The accounts have not yet been audited or reviewed	

If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:

Not applicable

If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:

Not applicable


millepede

www.millepede.com

9th March 2005

MILLEPEDE USA SIGNS MAJOR US SUPPLY AGREEMENT

Millepede (USA) Inc, the US subsidiary (94%) of Millepede International Ltd ("Millepede"), has signed a national supply agreement with Anixter Inc, the world's largest data communications distributor.

Anixter serves more than 85,000 customers with an inventory of nearly $600 million. They offer customers over 275,000 products (over 3,000 suppliers) from 164 warehouses with approximately 4.6 million square feet of space. Anixter has nearly 5,500 employees conducting business on a global basis in 45 different countries, in over 30 different languages, in 33 different currencies.

Anixter will stock the core range of Millipede's Mille-Tie in regional depots across the United States and will support this with a "recommendation to sell" to all branches and sales people across the United States. This will greatly improve the product supply time down to a maximum of one or two days.

"This is a significant development for our US operation, as up to now orders have had to go via Anixter central depot in Chicago, either delaying supply, and in some cases resulting in loss of the order. Having a national agreement with Anixter and their corporate support has given Millepede increased visibility throughout their multiple sales channels, and will greatly enhance our market exposure and opportunities. This agreement allows Millepede to be available globally through the Anixter inventory management and quotation system, a very significant competitive improvement for us," said John Butterworth, Millepede Managing Director.

"This was negotiated for us by SalMar Global, who Millepede appointed in December 2004 to manage the sales and marketing operations in the USA and Mexico. This is their first major breakthrough in US sales, and is a result of the important endorsements and approvals they have already achieved with BellSouth and AT&T," he went on to say.

SalMar Global, LLC CEO Rod Trawick said: "We are delighted that the hard work and investment we have put into developing the Mille-Tie in the US is starting to pay dividends in sales. Anixter has been excited by the potential of the Mille-Tie, and has immediately placed stocking orders for six major regional depots as a result of this agreement. This gives us an ideal vehicle to supply the end users now requesting product. Anixter sees this as a very significant door-opener for them, and has demonstrated this via a budget program based on sales of US$1 million over the next 12 months."

"This is the first of several developments that we are expecting to be completed in the next few weeks and months in the USA. This has already doubled the US sales for this financial year to date, and the other developments should put us back on track to meet the sales growth targets for 2005, " said Glenn Tetley, Millepede's Chairman

Yours sincerely

Glenn Tetley
Chairman

MILLEPEDE INTERNATIONAL LTD
ACN 095 821 971
First Floor, 189 Hay Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322



www.millepede.com

MPD COMPLETES FIRST DEVELOPMENTS WITH US RETAIL GIANT RADIOSHACK

ON LINE SALES **16 MARCH 2005**

Millepede (USA) Inc, the US subsidiary (94%) of Millepede International Ltd ("Millepede"), has completed the first stage of its development program with US retail giant RadioShack. Pleasingly, this has resulted in unexpected online sales to RadioShack, in addition to the anticipated in store sales.

RadioShack has confirmed the listing of two current versions of Millepede's patented Mille-Tie range and placed initial purchase orders for the product. The first orders are to be supplied in the coming week.

John Butterworth, Millepede's Managing Director, said: "The significance of the initial orders, for Millepede is substantial, as they confirm the potential of the commercial relationship with RadioShack is starting to be realised."

"Millepede has been able to meet supply demands immediately through the use of the existing version and packaging of the Mille-Ties, which are sold into the data-communications market. RadioShack's initial order comprised one version of the standard 12" (305 mm) Mille-Tie in Black, and one of the 22" (506mm) Heavy Duty version. These products will appear in RadioShack's on-line catalogue in April 2005."

"Millepede will be supporting the introduction of its Mille-Ties into the catalogue with a RadioShack logo and link on the Millepede website, which will take retail customers direct to the RadioShack purchase site. As well as giving Millepede access to the 300 million consumers in the US market, the catalogue appearance also offers an additional access point for Millepede's current data-communications consumers."

It is anticipated that Millepede (USA) Inc will also start to receive additional orders for these Mille-Ties from the 2,500 franchise storeholders, who were presented with the products last month. It is hoped this will include an additional listing of the plenum version of the 12" Mille-Tie, as this was also featured to the store holders at the presentation, and will be listed in RadioShack's catalogue if demand is sufficient.

John Butterworth, who has been conducting the negotiations with RadioShack, went on to say, "Millepede's initial expectations with the RadioShack program were based on in-store products, so the addition of the Mille-Ties to RadioShack's product catalogue has been an added bonus for the Company."

"Millepede's in-store product and package development is well advanced, the new tool for the Mille-Tie packs will be delivered to stores next week. Following initial trials, we hope to have the full RadioShack program and product range confirmed and in production for April/May 2005. It is hoped initial sales for this sector will be made within the current financial year."

Profile of RadioShack

Founded in Boston, Massachusetts USA in 1921 as a retail and mail order supply company to radio and electronic users, RadioShack grew to be America's favourite and most trusted store for consumer electronics parts and accessories, telecommunications products and services, direct to-home satellite systems and repair service for most major brands.

RadioShack serves more than one million customers each day through 7,100 company-owned stores and dealer/franchise locations across the USA. It has been estimated that 94% of all Americans live or work within 5 minutes of a RadioShack store or dealer. In addition, there are RadioShack stores in Mexico, and RadioShack has other operations throughout the world.

The Company has annual operating revenue of about US$4.5 billion a year, and employs about 35,000 people across its 6,800 outlets.

RadioShack is listed on the New York Stock Exchange's Fortune 500.

Glenn Tetley
Chairman

MILLEPEDE INTERNATIONAL LTD
ACN 095 821 971
First Floor, 189 Hay Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322



www.millepede.com

BELLSOUTH EXTENDS MILLE-TIE USAGE ACROSS ENTIRE NETWORK

PRESS RELEASE **5 APRIL 2005**

BellSouth, following additional tests on the Mille-Tie, the revolutionary tie-strip fastener from ASX-listed Millepede International Limited (ASX: MPD), has released an improved approval, purchase requirement and endorsement for its engineers (copy attached). This requests use of the Mille-Tie across the entire International and U.S. Voice, Data and Broadband Networks of Bell South, including their Central Office applications.

Anixter, a BellSouth selected supply partner recently signed a national supply agreement with Millepede's US subsidiary (as announced on 9 March 2005) based on the securing of this BellSouth approval, which includes a budget sales program of US$1,000,000 p.a.

"This demonstrates the size and significance Bell South has in the US and the credibility in the industry Worldwide." Millepede Managing Director John Butterworth said.

SalMar Global, Millepede's appointed US Sales and Marketing agent, in partnership with Sumitomo's Judd Wire, has handled this development. Stan Roberts, the technical sales manager of SalMar said: "The attached approval covers the benefits the tie offers BellSouth, including possible performance and safety improvements. This is very significant for us, as a major system provider is confirming that the use of a tie-strip that costs only a few cents could protect or improve the performance of a system costing millions of dollars. This will make many more companies sit up and think about the Mille-Tie. On system reassurance alone it makes sense to use the Mille-Tie."

"This represents the first time BellSouth has revisited their ban on the use of plastic or nylon ties within their Central Office and other areas of their networks. With this approval, the Mille-Tie is now truly recognised as a superior choice for cable and wiring management solutions." He went on to say.

"Today's announcement cements Millepede's reputation as a world leader in the supply of high performance cable management," Mr Tetley said.

"The agreement is a measure of the Mille-Ties' reputation on an international level, and specifically, how the tie-strips are highly valued by companies seeking reliable, high-performance products for their customers, as well as another demonstration that the improved reach of our US sales partnership can deliver results." he said.

"Our aim is to become an Australian-based, industry brand name in a huge global market - usage in the United States and Europe is about 6.4 billion ties per annum in the telecoms industry alone."

Mr Tetley said the Mille-Ties' global appeal - over traditional, hard plastic cable ties - is its ability not to crush or pinch sensitive cabling, be waste-free and re-useable and the fact is does not leave sharp edges when cut.

Several versions of the tie are on the market, including the Plenum and Low Smoke Zero Halogen ("LSOH") rated ties, which are suitable for air-handling spaces, LSOH certified spaces respectively and a new tie for general gardening requirements.

MILLEPEDE INTERNATIONAL LTD
ACN 095 821 971
First Floor, 189 Hay Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322


millepede

BellSouth (BLS) is listed on the NYSE, Amsterdam, London, Frankfurt, Swiss exchanges
More information can be found at www.bellsouth.com

BellSouth Corporation is a Fortune 100 communications company headquartered in Atlanta, Georgia and a parent company of Cingular Wireless, the nation's largest wireless voice and data provider. With over $26 billion in annual revenue and close to 64,000 employees, the company has over 20-million access lines in service, 1.9 million DSL subscribers and 5.7 million long-distance subscribers.

Anixter (AXE) is listed on the NYSE.
More information can be found at www.anixter.com

Anixter Inc, the world's largest data communications distributor. Anixter serves more than 85,000 customers with an inventory of nearly $600 million. They offer customers over 275,000 products (over 3,000 suppliers) from 164 warehouses with approximately 4.6 million square feet of space. Anixter has nearly 5,500 employees conducting business on a global basis in 45 different countries, in over 30 different languages, in 33 different currencies.

SalMar Global is a privately held company.
SalMar Global provides Sales and Marketing support for Millepede in the US and Mexico.

SalMar Global and Millepede signed a sales and marketing agreement covering the USA and Mexico, which included both Millepede products and Judd Wire, the US manufacturing arm of Sumitomo, the world's largest manufacturer of wire and cable products. (as announced on 8 December 2004)

Authorised by:

Glenn Tetley
Chairman

FOR INTERVIEWS AND FURTHER INFORMATION, PLEASE CONTACT:

Glenn Tetley
Chairman
Millepede International Limited
0409 773 415

Sean Whittington
Field Public Relations
(08) 8234 9555
0412 591 520

file code: 236.000

subject: Approval of Millepede Mille-Tie Cable Ties

type: Product Approval

date: February 9, 2005

related letters: None

to: Directors – Capacity Management

entities: BellSouth Telecommunications, Inc.

from: Stan Thompson, Director – Capacity Management Support

description: Approval of Millepede Mille-Tie Cable Ties

This letter provides for the product approval of the Millepede Mille-Tie cable tie for use in BellSouth Central Office and customer premise applications. Specifically, the Mille-Tie is approved for "bundling" applications where the cable tie does not support the weight of the cable or secure the cable to a support structure, particularly for Ethernet CAT-x (CAT-3, CAT-5, CAT-5e, CAT-6, etc.) cables and fiber jumpers.

The primary applications for Mille-Ties are bundling of Ethernet CAT-x and fiber jumpers, where pinching or crushing the cable or jumper would be detrimental to transmission performance. Transmission performance of Ethernet CAT-x cables can be diminished by pinching or crushing the cable via over tightening the cable tie. One published experiment with CAT-5e cable, 100 Mbps data transmission, and nylon cable ties found an average reduced bandwidth of 23%. The same experiment yielded an average loss of 0.6% bandwidth with the Mille-Tie product. (Kelly Communications Ltd., November, 2003). The Mille-Tie product has gained widespread acceptance from enterprise, CATV, and telecommunications providers in Europe.

In addition, Mille-Ties offer the following benefits as compared to nylon and velcro cable ties:

- Safety: Mille-Ties consist of soft, flexible thermoplastic polyurethane elastomer. Nylon cable ties can leave sharp edges.
- Economics: Mille-Ties are cheaper than either nylon cable ties or velcro.
- Waste: Mille-Ties can be reused and several ties can be produced from a single piece, virtually eliminating waste.
- LSZH: Low Smoke – Zero Halogen and National Electric Code / UL1565 compliant plenum versions of the Mille-Tie are available.
- Aging: Mille-Ties do not become brittle with age like nylon ties.

Mille-Ties are not approved for non-bundling applications where the cable tie must support the weight of the cable or secure the cable to a support structure. Sewing with twine shall continue to be used for these applications as specified in TR73503 section 22.

"Bundling" is defined as applications where the cable tie is not required to support the weight of the cable or secure the cable to a support structure, such as within the cable duct of a relay rack, intrabay cabling from one shelf to another, or on a pan type cable rack with horns. Examples of non-bundling applications would include any ladder type cable rack, vertical riser cable rack between floors, grounding cables on "L" brackets under the cable rack, any "secured" cable run as defined in TR73503 section 22, and any power cable run.

Plenum rated (red) Mille-Ties shall be used in applications where plenum rated cable is required, as specified in National Electric Code 300.22 (c) and (d), which can be encountered in some customer premises.

Technical specifications and installation instructions can be found at the Capacity Management Support Documentation web site at:

http://90.38.46.220:8081/cms_secure/Common_Systems/Millepede/Millepede.html

Anixter part numbers for the Mille-Tie product are:

Anixter Part #	# per pkg	Description
236636	100	UV Black 12”
236635	100	LSOH/LSZH Neutral 12”
261417	100	Plenum Red 12”
304373	100	Grey 12”
304374	100	Green 12”
289586	10	Heavy Duty UV Black 22”

Questions may be directed to Steve Martin at (404) 927-8400.

Original Signed by:

Stan Thompson

Stan Thompson
Director – Capacity Management Support



www.millepede.com

PLACEMENT TO RAISE $644,000

ANNOUNCEMENT 13 APRIL 2005

The Company is pleased to announce that it has today completed a placement of 4,602,143 shares at an issue price of 14 cents each to raise a total of $644,300 (before costs).

Proceeds from the placement will be used to build two new production tools to manufacture its Mille-Tie range in response to significantly higher demand globally.

Secondary Trading Notice Pursuant to Paragraph 708A(5)(e) of the Corporations Act 2001 ("Act")

The Act restricts the on-sale of securities issued without disclosure, unless the sale is exempt under section 708 or 708A of the Act. By giving this notice, a sale of the Shares noted above will fall within the exemption in section 708A(5) of the Act.

The Company hereby notifies ASX under paragraph 708A(5)(e) of the Act that:

(a) the Company issued the Shares without disclosure to investors under Part 6D.2 of the Act;

(b) as at 13 April 2005, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company, and section 674 of the Act; and

(c) as at 13 April 2005 there is no information:

(i) that has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

(ii) that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

(A) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or

(B) the rights and liabilities attaching to the relevant Shares.

Authorised by:

Glenn Tetley
Chairman

MILLEPEDE INTERNATIONAL LTD
ACN 095 821 971
First Floor, 189 Hay Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322


millepede

www.millepede.com

MILLEPEDE COMPLETES CAPITAL RAISING TO BOOST GLOBAL PRODUCTION

PRESS RELEASE **13 APRIL 2005**

Flexible tie strip producer, Millepede International Limited (ASX: MPD), has successfully completed a $644,000 capital raising to boost production capability.

Proceeds from the placement by the listed, Perth-based Millipede of 4.6 million shares at 14 cents each, will be used to build two new production tools to manufacture its Mille-Tie range in response to significantly higher demand globally.

The Mille-Tie is a self-adjusting, soft plastic tie used to bundle electronic wiring and overcomes a major industry problem associated with the compression of wiring, and resulting loss of bandwidth.

Millepede Chairman, Mr Glenn Tetley said the new tooling equipment would be located in the **United States and the United Kingdom**, to meet emerging demand, and increase to **six** the number of production sites now producing the product range.

"The expansion into the retail market has greatly increased demand and trading opportunities for the Millie-Tie," Mr Tetley said

"These tools will prepare Millepede to take up that demand immediately."

Mr Tetley said the Mille-Ties' market advantage - over traditional, hard plastic cable ties - is its ability not to crush or pinch sensitive cabling.

It is also waste-free and re-useable, and does not leave sharp edges when cut.

Several versions of the tie are on the market, including the Plenum and LSOH rated ties, which are suitable for air-handling spaces and for Low Smoke Zero Halogen certified spaces respectively, and a new tie for general gardening requirements.

Authorised by:

Glenn Tetley
Chairman

FOR INTERVIEWS AND FURTHER INFORMATION, PLEASE CONTACT:

Glenn Tetley
Chairman
Millepede International Limited
0409 773 415

Sean Whittington
Field Public Relations
(08) 8234 9555
0412 591 520

Australian Securities &
Investments Commission

Electronic Lodgement

Document No. **7E0366443**

Lodgement date/time: 18-04-2005 11:59:04
Reference Id: 71954208

Form 484
Corporations Act 2001

Change to company details

Company details

Company name
MILLEPEDE INTERNATIONAL LIMITED
Australian Company Number (ACN)
095 821 971

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Blair Edward SERGEANT

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete
Name
Blair Edward SERGEANT
Capacity
Secretary
Signature

Date signed
18-04-2005

C2 Issue of shares

New share issues are listed in the table below.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	4602285	0.14	0

Earliest Date of issue **13-04-2005**

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY	79367965	7311176.90	0.00

Earliest date of change **13-04-2005**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MILLEPEDE INTERNATIONAL LTD

ABN

84 095 821 971

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**4,602,285**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**Issue price of $0.14 per share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**To raise $644,320 (before costs) for working capital.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**15 April 2005**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
79,367,965	**Shares**
56,639,337	**Options exercisable at 20 cents each on or before 31 December 2005.**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Not applicable.**	

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Questions 34 to 42 – Not Applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **15 April 2005**
Company Secretary

Print name: **Blair Sergeant**

+ See chapter 19 for defined terms.



www.millepede.com

U.S.A.'S BIGGEST ELECTRONICS RETAILER COMPLETES DEVELOPMENTS WITH MILLEPEDE

MEDIA RELEASE **26 APRIL 2005**

Revolutionary flexible tie-strip producer, Millepede International (ASX: MPD), today announced completion of its retail development program into the US marketplace with confirmation of initial store orders by RadioShack Corporation - the biggest electronics retailer in the United States.

Under the purchase order, RadioShack will stock four versions of the Mille Tie in its 7100 US-based stores with an in-store target date of July 2005.

RadioShack has also committed to featuring the revolutionary product in an advertising mail-out to 10 million plus households - as well as in-store – in August, providing direct access to an expected 30 million potential new clients.

The Mille-Tie is a self-adjusting, soft plastic tie used to bundle electronic wiring and overcomes a major industry problem associated with the compression of wiring, and resulting loss of bandwidth.

Millepede Managing Director, Mr John Butterworth, who negotiated the agreement, said: "We are excited by the commitment Radioshack is placing behind the product.

"An advertising feature is rare on accessory products, and gives us the best possible start, as it ensures every RadioShack branch must have all packs in store in July to cover this," he said.

"Though the timings and stock requirements have placed pressure on our production systems, a new tool and operational systems will allow us to meet the deadlines.

"Delivery will be at the end of June, so within the current financial year, and will set a new record for ties supplied in a single month - more than double any previous month."

"However, due to confidentiality of the vendor agreement, exact details of the order size cannot be detailed, but it is in line with original expectations."

Millepede Chairman, Mr Glenn Tetley, said: "Today is yet another significant achievement in the continuing growth of our business."

"This keeps us on track for our projected developments in the US that has the potential to deliver Millepede sales of more than US$3 million over the next 12 months, and US$6-10 million within three years, depending on a number of market outcomes. We already are preparing to order additional tools to cover this."



About RadioShack

Texas-based RadioShack Corporation is the biggest electronics retailer in the United States, specialising in wireless communications, electronic parts, batteries and accessories, and other digital technology products and services.

The Company has an annual operating revenue of about US$4.5 billion, and employs about 35,000 people across its 7100 outlets in the US.

RadioShack - listed on the New York Stock Exchange's Fortune 500 – serves more than one million customers a day.

About 94 per cent of all Americans live or work within five minutes of a RadioShack store or dealer.

FOR INTERVIEWS AND FURTHER INFORMATION, PLEASE CONTACT:

Glenn Tetley
Chairman
Millepede International Limited
T: 0409 773 415

Sean Whittington
Field Public Relations
(08) 8234 9555
T: 0412 591 520


millepede

www.millepede.com

ACTIVITIES UPDATE – MARCH 2005 QUARTER

The March 2005 quarter saw the successful conclusion of negotiations with **RadioShack USA** to supply Millie-Ties to their retail outlets, in excess of 7,000 stores across the United States.

RadioShack listed two current versions of Millepede's patented Mille-Tie range in its March 2005 on-line product catalogue and placed initial purchase orders for several of the Company's products. In April, they placed initial purchase orders for four new versions of the Mille-Tie sufficient to supply all 7,100 US-based stores with an in-store target date of July 2005.

In March 2005, Millepede (USA) Inc, (the US subsidiary (94%) of Millepede International Ltd), signed a national supply agreement with **Anixter Inc**, the world's largest data communications distributor. Anixter serves more than 85,000 customers with an inventory of nearly $600 million, offering customers over 275,000 products and conducting business on a global basis in 45 different countries. Under the agreement, Anixter will stock the core range of Millepede's Mille-Tie in regional depots across the United States, supported by a "recommendation to sell" to all branches and sales people across the United States, thereby greatly improving the product supply time down to a maximum of one or two days. Initial stocking orders for six major regional depots were placed by Anixter during the quarter.

In other developments, a **new Fire Retardant (V-0) Mille-Tie** was developed for British Aerospace for use with the British Navy. Currently being proposed for use on a new Aircraft Carrier development being tender, but may well also be used as a replacement for the standard tie on the current six destroyers being built with the use of Mille-Ties in the Fibre system. The V-O Millie-Tie significantly reduces the omission of toxic fumes under heat stress and is therefore ideal for military use. This version of the Mille-Tie has recently achieved certification by the Military Medical Board, and was the first non-metal tie to achieve such certification. With the Mille-Tie's many other advantages, additional military projects are being looked at as potential product applications.

Millepede International Ltd also commissioned a **new production tool** for the United States which was recently completed. The tool produces a new version of the Mille-Tie for RadioShack USA and other retail developments, following on from the commissioning of the European tool earlier this year, and facilitates increased production capacity to ensure that emerging markets are adequately serviced.

It is anticipated that increased revenue flows will result from the major supply agreements with RadioShack USA and Anixter Inc, although no significant sales have been recorded in the March quarter.

On 13 April 2005, Millepede International Limited successfully completed a $644,000 capital raising, thereby increasing Cash reserves to more than $1 million.

AUTHORISED BY:

John Butterworth
Managing Director

MILLEPEDE INTERNATIONAL LTD
ACN 095 821 971
First Floor, 189 Hay Street
SUBIACO WA 6008
Telephone: +61 8 9382 1311
Facsimile: +61 8 9382 1322

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

MILLEPEDE INTERNATIONAL LTD

ABN	Quarter ended ("current quarter")
84 095 821 971	**31 March 2005**

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers	39	123
1.2	Payments for (a) staff costs	(53)	(183)
	(b) advertising and marketing	(147)	(347)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(106)	(440)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	6	38
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	**(261)**	**(809)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(261)**	**(809)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(58)	(95)
	(e) other non-current assets		-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	6
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(58)**	**(89)**
1.14	**Total operating and investing cash flows**	**(319)**	**(898)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	(4)	(12)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**(4)**	**(12)**
	Net increase (decrease) in cash held	**(323)**	**(910)**
1.21	Cash at beginning of quarter/year to date	812	1,399
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter**	**489**	**489**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	**(36)**
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Directors remuneration - (36)

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	**10**	**10**
3.2	Credit standby arrangements	**Nil**	**Nil**

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	**41**	**165**
4.2 Deposits at call	**448**	**647**
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22)	**489**	**812**

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	**Nil**	**Nil**
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: **29 April 2005**
Company Secretary

Print name: **Blair Sergeant**

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.



www.millepede.com

MILLEPEDE TO ESTABLISH LEVEL 1 AMERICAN DEPOSITORY RECEIPT PROGRAM

MEDIA RELEASE **TUESDAY, 10 MAY 2005**

Unprecedented demand in the United States for its range of revolutionary flexible tie-strips has led ASX-listed Millepede International (ASX: MPD) to establish a sponsored Level I American Depositary Receipts ("ADR") program in the United States

The Perth-based Company said today the move follows an approach by the Bank of New York to sponsor Millepede for the establishment of the Level 1 (ADR program).

An ADR program allows companies based outside of the United States to participate in USA based Over the Counter ("OTC") market, increasing market and investor awareness of that company in North America, thereby facilitating investment in the company by US investors.

Millepede manufactures and markets the Mille Tie - a self-adjusting, soft plastic tie used to bundle electronic wiring and which overcomes a major industry problem associated with the compression of wiring, and resulting loss of bandwidth.

"This is a significant coup for Millepede International, and emphasises the growing level of awareness for the Mille Tie in the United States – as well as other markets of the world," Chairman, Mr Glenn Tetley, said.

"Our recent successful negotiations with RadioShack and Anixter, the largest electronics retailer in the US and world's largest data communications distributor respectively, and endorsement of our Mille Ties by BellSouth Communications, one of the biggest communications companies in North America, have led to unprecedented demand for our products in the US," he said.

"The formation of an ADR program in the United States will generate a stronger profile in the most influential equities market in the world, as well as potentially attract key US-based investment houses and personal investors.

"The timing of establishment of the ADR program – expected to be about mid-July - could not be more perfect for us.

"In August, RadioShack has committed to featuring our products in an advertising mail-out to 10 million plus households - as well as in-store, providing direct access to an expected 30 million more potential new clients."

The Mille-Tie is a self-adjusting, soft plastic tie used to bundle electronic wiring and overcomes a major industry problem associated with the compression of wiring, and resulting loss of bandwidth.

The establishment of the ADR program is subject to regulatory approval in the United States.

Millepede expects to make a further announcement regarding the ADR program once it has been established.

FOR INTERVIEWS AND FURTHER INFORMATION, PLEASE CONTACT:

Glenn Tetley
Chairman
Millepede International Limited
0409 773 415

Sean Whittington
Field Public Relations
(08) 8234 9555
0412 591 520



MILLEPEDE INTERNATIONAL LIMITED

ACN 095 821 971

NOTICE OF GENERAL MEETING

PROXY FORM

EXPLANATORY MEMORANDUM

Date of Meeting
Wednesday 15 June 2005

Time of Meeting
10.00am (WST)

Place of Meeting
The Park Business Centre
45 Ventnor Avenue
West Perth, Western Australia



MILLEPEDE INTERNATIONAL LIMITED
ACN 095 821 971

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a General Meeting of the shareholders of Millepede International Limited ACN 095 821 971 ("**Company**") will be held at the Parkwater Business Centre, West Perth, Western Australia on Wednesday 15 June 2005 at 10.00am Western Standard Time, for the purpose of transacting the following business referred to in this Notice of General Meeting.

An Explanatory Memorandum containing information in relation to the following Resolutions accompanies this Notice of Meeting.

AGENDA

Resolution 1 – Ratification of the Issue of Shares

To consider and, if thought fit to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"For the purposes of Listing Rule 7.4 of the Listing Rules of the ASX, shareholders ratify and approve the issue of 4,602,285 fully paid ordinary shares made on 13 April 2005 to the parties and on the terms and conditions set out in the Explanatory memorandum that forms part of this Notice."*

The Company will in accordance with the Listing Rules of the ASX, disregard any votes cast on Resolution 1 by persons who participated in the issue and any associates of those persons. However, the Company will not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 2 - Grant of Class A Options to John Butterworth, a Director of the Company

To consider and, if thought fit to pass, with or without amendment, the following resolution as an **ordinary resolution**:

> *"Pursuant to section 208 of the Corporations Act 2001 and Listing Rule 10.11, the Company approve and authorise the grant of up to 2,000,000 Class A Options for no issue price to Mr John Butterworth, a Director of the Company, or his nominee, on the terms and conditions set out in Annexure A attached to the Explanatory Memorandum accompanying this Notice of Meeting."*

The Company will in accordance with section 224 of the Corporations Act 2001 disregard any votes cast on Resolution 2 by Mr Butterworth and any associate of Mr Butterworth. However, the Company need not disregard a vote if it is cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on the proposed resolution and it is not cast on behalf of Mr Butterworth or an associate of Mr Butterworth, in accordance with sub-section 224(2) of the Corporations Act 2001.

Resolution 3 – Grant of Class A Options to Blair Sergeant, a Director of the Company

To consider and, if thought fit to pass, with or without amendment, the following resolution as an **ordinary resolution:**

> *"Pursuant to section 208 of the Corporations Act 2001 and Listing Rule 10.11, the Company approve and authorise the grant of up to 500,000 Class A Options for no issue price to Mr Blair Sergeant, a Director of the Company, or his nominee, on the terms and conditions set out in Annexure A attached to the Explanatory Memorandum accompanying this Notice of Meeting."*

The Company will in accordance with section 224 of the Corporations Act 2001 disregard any votes cast on Resolution 3 by Mr Sergeant and any associate of Mr Sergeant. However, the Company need not disregard a vote if it is cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on the proposed resolution and it is not cast on behalf of Mr Sergeant or an associate of Mr Sergeant, in accordance with sub-section 224(2) of the Corporations Act 2001.

Resolution 4 – Grant of Class A Options to Glenn Tetley, a Director of the Company

To consider and, if thought fit to pass, with or without amendment, the following resolution as an **ordinary resolution:**

> *"Pursuant to section 208 of the Corporations Act 2001 and Listing Rule 10.11, the Company approve and authorise the grant of up to 1,000,000 Class A Options for no issue price to Mr Glenn Tetley, a Director of the Company, or his nominee, on the terms and conditions set out in Annexure A attached to the Explanatory Memorandum accompanying this Notice of Meeting."*

The Company will in accordance with section 224 of the Corporations Act 2001 disregard any votes cast on Resolution 4 by Mr Tetley and any associate of Mr Tetley. However, the Company need not disregard a vote if it is cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on the proposed resolution and it is not cast on behalf of Mr Tetley or an associate of Mr Tetley, in accordance with sub-section 224(2) of the Corporations Act 2001.

For the purposes of Resolutions 1 to 4, the following definitions apply:

*"**ASX**" means Australian Stock Exchange Limited;*

*"**Class A Option**" means an option to acquire one Share exercisable at $0.25 each, on or before 31 May 2007, on the terms and conditions set out in Annexure A to the Explanatory Memorandum accompanying this Notice of Meeting;*

*"**Company**" means Millepede International Limited ACN 095 821 971;*

*"**Corporations Act**" means Corporations Act 2001 (Cth);*

*"**Directors**" means the Directors of the Company;*

*"**Listing Rules**" means the Listing Rules of the ASX;*

*"**Shares**" means fully paid ordinary shares in the capital of the Company.*

Other business

To deal with any other business which may be brought forward in accordance with the Constitution and the Corporations Act.

BY ORDER OF THE BOARD

Blair Sergeant
Company Secretary
22 April 2005

PROXIES

- Votes at the general meeting may be given personally or by proxy, attorney or representative.

- A shareholder entitled to attend and vote at the above meeting may appoint not more than two proxies to attend and vote at this meeting. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholders voting rights.

- A proxy may but need not be a shareholder of the Company.

- The instrument appointing of a proxy must be in writing, executed by the appointor or his/her attorney duly authorised in writing or, if such appointer is a corporation, either under seal or under hand of an officer or his/her attorney duly authorised.

- The instrument of proxy (and the power of attorney or other authority, if any, under which it is signed) must be lodged by person, post, courier or facsimile and reach the Registered office of the Company at least 48 hours prior to the meeting. For the convenience of shareholders a Proxy Form is enclosed.

For the purposes of section 1074E(2) of the Corporations Act 2001 and regulation 7.11.37 of the Corporations Regulations 2001, the Company determines that members holding ordinary shares at the close of business on Tuesday 14 June 2005 will be entitled to attend and vote at the General Meeting.

Corporations

A corporation may elect to appoint a representative in accordance with the Act in which case the Company will require written proof of the representative's appointment which must be lodged with, or presented to the Company before the meeting.



MILLEPEDE INTERNATIONAL LIMITED
ACN 095 821 971

EXPLANATORY MEMORANDUM

This Explanatory Memorandum is intended to provide shareholders with information to assess the merits of the resolutions contained in the accompanying Notice of General Meeting of Millepede International Limited ("**Company**").

This Explanatory Memorandum and all attachments are important documents. They should be read carefully. The Directors recommend shareholders read this Explanatory Memorandum in full before making any decision in relation to the resolution.

THE RESOLUTIONS

1. RESOLUTION 1 – RATIFICATION OF THE ISSUE OF SHARES

On 13 April 2005 the Directors of the Company issued a total of 4,602,285 fully paid ordinary Shares at an issue price of $0.14 each.

The Company seeks that shareholders ratify the issue of those Shares pursuant to ASX Listing Rule 7.4. Listing Rule 7.4 enables the shareholders of a company to ratify an issue of securities provided that the issue does not fall within one of the exceptions of Listing Rule 7.1 and does not breach the 15% restriction contained in Listing Rule 7.1.

If the issue is ratified by this resolution then the Company will be entitled to issue further securities in accordance with the terms and restrictions of ASX Listing Rule 7.1.

For the purpose of Listing Rule 7.5, the following information is provided:

1. A total of 4,602,285 Shares were issued;
2. The Shares were issued at $0.14 each;
3. The Shares issued were ordinary fully paid shares and rank equally in all respects with the existing ordinary fully paid shares issued in the capital of the Company;
4. The securities issued under the placement were issued to the following parties:

Investor	Amount of fully paid ordinary shares
National Nominees Limited	2,150,000
State One Nominees Pty Ltd	1,500,000
Kim Steven Willhelm	200,000

Marekar Pty Ltd	194,285
Losrobles Pty Ltd atf The Taylor Super Fund	150,000
Sabosa Finance Company Pty Ltd	145,000
Technivest Holdings Pty Ltd	143,000
Mr Thomas Frankly Hogg	100,000
Brett Reynold Cox & Mary Anne Lucille Cox	20,000
Total	**4,602,285**

5. The issue of the 4,602,285 Shares raised $644,320 for the commissioning of new tools to increase production, and general working capital.

2. RESOLUTIONS 2, 3 AND 4 – GRANT OF OPTIONS TO DIRECTORS OF THE COMPANY

Shareholder approval is being sought in Resolutions 2, 3 and 4 to grant:

(i) 2,000,000 Class A Options to Mr John Butterworth, a Director of the Company, or his nominee;
(ii) 500,000 Class A Options to Mr Blair Sergeant, a Director of the Company, or his nominee; and
(iii) 1,000,000 Class A Options to Mr Glenn Tetley, a Director of the Company, or his nominee;

for no issue price. Each Option is exercisable by the payment of 25 cents on or before 31 May 2007. The terms and conditions of the Class A Options to be issued to Mr Butterworth, Mr Sergeant and Mr Tetley are set out in Annexure A to this Explanatory Memorandum.

Mr Butterworth, appointed as Director of the Company on 17 May 2001, brings a wealth of commercial and marketing experience to Millepede and is based in England. After starting his career in retail management and spending five years with Kimberly Clark, Mr Butterworth joined Cussons for twelve years, becoming the Sales and Marketing Director of their Chinese operations.

Mr Sergeant, appointed as Non-Executive Director of the Company on 13 December 2002, graduated with a Bachelor of Business and a Post Graduate Diploma in Corporate Administration, both from Curtin University, WA. He is a member of the Chartered Institute of Company Secretaries and an Associate of the Australian Society of Certified Practicing Accountants. Mr Sergeant is currently Director or Company Secretary to a number of listed and non-listed companies.

Mr Tetley, appointed as Non-Executive Director of the Company on 16 June 2003, worked for over 30 years in the investment field after gaining a Bachelor of Economics from Sydney University. Initially employed by the Bank of NSW (now Westpac) in the investment research area, Mr Tetley moved into the area of funds management employers such as MGICA (a listed mortgage insurer which became an AMP subsidiary), Bankers Trust and Morgan Grenfell.

Reasons for Granting Options to Mr Butterworth, Mr Sergeant and Mr Tetley

The grant of Class A Options is designed to encourage the recipient to have a greater involvement in the achievement of the Company's objectives and to provide an incentive to strive to that end by participating in the future growth and prosperity of the Company through share ownership.

The qualifications and experience of Mr Butterworth, Mr Sergeant and Mr Tetley are noted above and the Directors believe they have added, and will continue to add, considerable value to the Company.

Under the Company's current circumstances, the Directors consider that the incentives to Mr Butterworth Mr Sergeant and Mr Tetley, represented by the issue of these Class A Options, are a cost effective and efficient reward and incentive for the Company, as opposed to alternative forms of incentive, such as the payment of cash compensation. The Directors are of the view that it is far better for Mr Butterworth, Mr Sergeant and Mr Tetley to be compensated by way of securities in the Company, rather than by way of additional cash payments.

The number of Options to be granted to Mr Butterworth, Mr Sergeant and Mr Tetley has been determined based on a consideration of:

1. **The remuneration of Directors**: The Directors wish to ensure that the remuneration offered is competitive with market standards and where appropriate, based upon performance hurdles. The Directors have generally reviewed a selection of comparable companies to determine market conditions generally and consider the proposed number of Options to be issued will ensure that the Director's overall remuneration is in line with market standards.

2. **Length of Service to the Company**: Having regard to the Directors' specialised qualifications and experience in the industry and market that the Company operates in, the Board considers that the grant of Options constitutes valid consideration for services to the Company by each Director, together with recognition for the length of service of each Director:-

(i) Mr Butterworth was appointed as a Director on 17 May 2001. He was appointed as Managing Director of the Company on 8 July 2004;

(ii) Mr Sergeant was appointed as a Director on 13 December 2002, and has served as Company Secretary since 27 February 2002; and

(iii) Mr Tetley was appointed as a Director on 16 June 2003.

3. **Incentive**: The proposed number of Options to be issued is deemed by the Directors to be an incentive to Mr Butterworth, Mr Sergeant and Mr Tetley to ensure the continuity of service of Directors who have extensive knowledge of the Company and its business activities and assets, and to secure Mr Butterworth, Mr Sergeant and Mr Tetley's ongoing commitment and dedication to the continued growth of the Company. None of these Directors have ever received Options during the period of service to the Company.

The Directors have determined the exercise price in light of the recent price of Shares in the Company. In this regard, in the 12 month period before the issue of this Notice of Meeting, the highest price of Shares was 19.5 cents on 22 December 2004, and the lowest price was 8.1 cents on 27 July 2004. The latest available closing price prior to the date of the Notice of Meeting was 13.5 cents. In respect of the 3,500,000 Options to be granted to the Directors, the exercise price of $0.25 is 84% above weighted average closing share price (13.6 cents) on the ASX over the 5 trading days preceding the date of this Notice of Meeting.

In the event the Options are exercised, the following amounts will need to be paid to the Company by the Directors: -

Director	Amount to be paid
John Butterworth	$500,000
Blair Sergeant	$125,000
Glenn Tetley	$250,000

The Company will therefore receive $875,000 from the Directors should all the Options to be issued to them are exercised.

RELATED PARTY TRANSACTIONS GENERALLY

Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party of the public company unless either:

1. the giving of the financial benefit falls within one of the nominated exceptions to the provision; or

2. prior shareholder approval is obtained to the giving of the financial benefit.

Related Party Transactions

Accordingly, shareholder approval pursuant to Chapter 2E of the Corporations Act is required for the issue of Class A Options to Mr John Butterworth, Mr Blair Sergeant and Mr Glenn Tetley.

For the purposes of Chapter 2E of the Corporations Act the following information is provided.

The related party to whom the proposed resolutions would permit the financial benefit to be given

The Class A Options will be issued to Mr John Butterworth, Mr Blair Sergeant and Mr Glenn Tetley, or their nominated party.

The nature of the financial benefit

The proposed financial benefit is:

(i) the grant to Mr Butterworth of 2,000,000 Class A Options, for no issue price;
(ii) The grant to Mr Sergeant of 500,000 Class A Options, for no issue price; and
(iii) The grant to Mr Tetley of 1,000,000 Class A Options, for no issue price.

Directors' Recommendation

For the reasons noted above:

(i) Resolution 2:

Both Mr Blair Sergeant and Mr Glenn Tetley, who have no interest in the outcome of Resolution 2, recommend that Shareholders vote in favour of Resolution 2. Mr John Butterworth declines to make a recommendation regarding Resolution 2 as he has a material personal interest in the outcome of the Resolution as it relates to the proposed issue of Options to him individually.

(ii) Resolution 3:

Both Mr John Butterworth and Mr Glenn Tetley, who have no interest in the outcome of Resolution 3, recommend that Shareholders vote in favour of Resolution 3. Mr Blair Sergeant declines to make a recommendation regarding Resolution 3 as he has a material personal interest in the outcome of the Resolution as it relates to the proposed issue of Options to him individually.

(iii) Resolution 4:

Both Mr John Butterworth and Mr Blair Sergeant, who have no interest in the outcome of Resolution 4, recommend that Shareholders vote in favour of Resolution 4. Mr Glenn Tetley declines to make a recommendation regarding Resolution 4 as he has a material personal interest in the outcome of the Resolution as it relates to the proposed issue of Options to him individually.

All of the Directors were available to make a recommendation.

Shareholders should note that for the reasons noted above, it is proposed to grant Options to Non-Executive Directors (being Messrs Sergeant and Tetley) notwithstanding guideline 9.3 of the ASX Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations which provides that Non-Executive Directors should not receive options.

Any other information that is reasonably required by members to make a decision and that is known to the Company or any of its officers.

(a) The proposed resolution would have the effect of giving power to the Directors to grant 2,000,000 Class A Options to Mr John Butterworth, 500,000 Class A Options to Mr Blair Sergeant and 1,000,000 Class A Options to Mr Glenn Tetley.

(b) The Company's advisers have valued the Class A Options using the Black-Scholes Option Pricing Model ("**BSModel**"), which is the most widely used and recognised model for pricing options. The acceptance of this model is due to its derivation being grounded in economic theory. The value of an option calculated by the BSModel is a function of a number of variables. Their assessment of the value of the Class A Options has been prepared using the following variables:

- the price of the underlying share is 13.5 cents which was the closing price on 21 April 2005, being the day the valuation was conducted;
- the exercise price is 25 cents;
- the Class A Option term is 2.16 years;
- a volatility factor of 56%; and
- a risk free interest rate of 5.71%, as at 21 April 2005.

In deriving the valuation the BSModel relies upon the following assumptions:

- that the Class A Options are American call options (ie. they can be exercised at any time during the period);
- there are no transaction costs, options and shares are infinitely divisible, and information is available to all without cost;
- short selling is allowed without restriction or penalty;
- the risk free interest rate is known and constant throughout the duration of the option contract;
- the underlying shares do not pay a dividend; and
- share prices behave in a manner consistent with a random walk in continuous time.

Using the abovementioned variables the BSModel calculates the value of the Class A Options to be $0.02235 each, giving a total value of:

(i) $44,699.28 to Mr John Butterworth;
(ii) $11,174.82 to Mr Blair Sergeant; and
(iii) $22,349.64 to Mr Glenn Tetley.

Any change in the variables applied in the BSModel between the date of the valuation and the date the Class A Options are granted would have an impact on their value.

(c) The Directors' base salaries and fees per annum (none of the Directors receive superannuation) and the total financial benefit to be received by them in the current financial year ending 30 June 2005, as a result of the grant of Options the subject of Resolutions 2 to 4 are as follows:

Director	Base salary p. a. (AU$)	Value of Class A Options	Total Financial Benefit (AU$)
John Butterworth	100,000	44,699.28	144,699.28
Blair Sergeant	24,000	11,174.82	35,174.82
Glenn Tetley	30,000	22,349.64	52,349.64

(d) If the Class A Options granted to Mr Butterworth, Mr Sergeant and Mr Tetley are exercised, the effect would be to dilute the shareholdings of the existing shareholders.

(e) As at the date of this Notice of Meeting, the total issued capital of the Company comprised 74,765,860 ordinary fully paid shares and 56,639,337 options. On a fully diluted basis assuming all options are exercised:

(i) the issue of 2,000,000 Class A Options to Mr John Butterworth represents approximately 1.52% of the Company's total issued capital;

(ii) the issue of 500,000 Class A Options to Mr Blair Sergeant represents approximately 0.38% of the Company's total issued capital; and

(iii) the issue of 1,000,000 Class A Options to Mr Glenn Tetley represents approximately 0.76% of the Company's total issued capital.

(f) As at the date of this Notice of Meeting, the Directors have the following interests and securities in the Company:

Director	Ordinary Fully Paid Shares	Listed Options
John Butterworth	837,107	1,081,420 exercisable at $0.20 each on or before 31 December 2005
Blair Sergeant	Nil.	Nil.
Glenn Tetley	Nil.	250,000 exercisable at $0.20 each on or before 31 December 2005

(g) The market price of the Shares during the term of the Class A Options will normally determine whether or not the option holder exercises the Class A Option. At the time any Class A Options are exercised and Shares issued pursuant to the exercise of the Class A Options, Shares may be trading on the ASX at a price which is higher than the exercise price of the Class A Options.

(h) The Class A Options will **not** be quoted on ASX at this time and as such have no actual market value. The Company currently has a quoted class of options on issue, which are exercisable at 20 cents each on or before 31 December 2005, which closed at 3.2 cents per option on 21 April 2005.

(i) The following table gives details of the highest, lowest and latest price of the Company's shares trading on the ASX over the past 12 months ending on 21 April 2005:

Security	**Highest Price**	**Date of highest price**	**Lowest Price**	**Date of lowest price**	**Latest Price on 21 April 2005**
Ordinary Shares	19.5 cents	22/12/04	8.1 cents	27/07/04	13.5 cents

(j) The Class A Options are capable of being converted to shares by payment of the exercise price.

(k) Under the Company's current circumstances, the Directors consider that the incentive to Mr Butterworth, Mr Sergeant and Mr Tetley which would be represented by the Class A Options would be a cost-effective and efficient incentive for the Company to provide, as opposed to alternative forms of incentives.

(l) The Directors do not consider that from an economic and commercial point of view, there are any costs or detriments, including opportunity costs or taxation consequences for the Company or benefits foregone by the Company in issuing the Class A Options to Mr Butterworth, Mr Sergeant and Mr Tetley pursuant to Resolutions 2 to 4.

(m) Neither the Directors nor the Company are aware of any other information that would be reasonably required by shareholders to make a decision in relation to the financial benefits contemplated by Resolutions 2 to 4.

Listing Rule 10.11

Listing Rule 10.11 requires shareholder approval for the issue of securities to a related party of the Company. As Mr Butterworth, Mr Sergeant and Mr Tetley are related parties of the Company as noted above; shareholder approval under Listing Rule 10.11 is sought for the issue of Options to them.

The following information is provided to shareholders for the purposes of Listing Rule 10.13:

1. the number of Class A Options to be granted under Resolutions 2 is 2,000,000;
2. the number of Class A Options to be granted under Resolution 3 is 500,000;
3. the number of Class A Options to be granted under Resolution 4 is 1,000,000;
4. the Class A Options will be issued within one month of the date of the meeting;
5. the Class A Options will be granted as incentive options hence will attract no issue price;
6. the allottee's are Mr Butterworth, Mr Sergeant, and Mr Tetley or their nominated party;
7. the terms and conditions of the Class A Options are set out in Annexure A to this Explanatory Memorandum; and
8. no funds will be raised from the grant of the Options.

If approval is given for the issue of the Class A Options under Listing Rule 10.11, approval is not required under Listing Rule 7.1.

(Note: Listing Rule 7.1 broadly provides, subject to certain exceptions, that shareholder approval is required for any issue of securities where the securities proposed to be issued represent more than 15% of the Company's Shares then on issue. Listing Rule 7.1.4 provides that for the purposes of Listing Rule 7.1, Options are treated as if they were the Shares into which they will, upon exercise, convert).

GLOSSARY

"**ASX**" means Australian Stock Exchange Limited;

"**Class A Option**" means an option to acquire one Share exercisable at $0.25 each, on or before 31 May 2007, on the terms and conditions set out in Annexure A to this Explanatory Memorandum;

"**Company**" means Millepede International Limited ACN 095 821 971;

"**Corporations Act**" means Corporations Act 2001 (Cth);

"**Directors**" means the Directors of the Company;

"**Listing Rules**" means the Listing Rules of the ASX;

"**Notice of Meeting**" means the notice of meeting which accompanies this Explanatory Memorandum;

"**Options**" means options to subscribe for Shares; and

"**Shares**" means fully paid ordinary shares in the capital of the Company.

ANNEXURE A

TERMS OF CLASS A OPTIONS

The terms and conditions of the Class A Options the subject of Resolutions 2 to 4 are:

1. Each option shall be issued for no consideration.

2. Each option entitles the holder to subscribe for 1 ordinary share in Millepede International Limited ACN 095 821 971("**Company**") upon the payment of $0.25.

3. The options will lapse at 5.00 pm, Western Standard Time on 31 May 2007 ("**Expiry Date**").

4. The options are transferable and will not be listed for official quotation on the ASX.

5. There are no participating rights or entitlements inherent in these options and holders of the options will not be entitled to participate in new issues of capital that may be offered to shareholders during the currency of the option.

6. Optionholders have the right to exercise their options prior to the date of determining entitlements to any capital issues to the then existing shareholders of the Company made during the currency of the options, and will be granted a period of at least 10 business days before books closing date to exercise the options.

7. In the event of any re-organisation (including reconstruction, consolidation, subdivision, reduction or return of capital) of the issued capital of the Company, the options will be re-organised as required by the Listing Rules, but in all other respects the terms of exercise will remain unchanged.

8. The options shall be exercisable at any time before the Expiry Date ("**Exercise Period**") by the delivery to the registered office of the Company of a notice in writing ("**Notice**") stating the intention of the optionholder to exercise all or a specified number of options held by them accompanied by an Option Certificate and a cheque made payable to the Company for the subscription monies for the shares. The Notice and cheque must be received by the Company during the Exercise Period. An exercise of only some options shall not affect the rights of the optionholder to the balance of the options held by him.

9. The Company shall allot the resultant shares and deliver a statement of shareholdings with a holders' identification number within 5 business days of exercise of the options.

10. The shares allotted shall rank, from the date of allotment, equally with the existing ordinary shares of the Company in all respects.

11. There are no rights to change the exercise price or the number of underlying ordinary shares if there is a pro-rata issue or bonus issue to the holders of ordinary shares.

millepede

ABN 84 095 821 971

PROXY FORM

____
(Name of member/s)

of ____
(Address of member/s)

Appointment of Proxy

I/We being a member/s of Millepede International Limited and entitled to attend and vote hereby appoint

☐	the Chairman of the Meeting (mark with an 'X')	☐	If you are appointing **someone other than** the Chairman of the Meeting, write here the name of the company or person you are appointing

or, failing a company or person named, or if no company or person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if not directions have been given, as the proxy sees fit) at the General Meeting of Millepede International Limited to be held at The Park Business Centre, 45 Ventnor Avenue, Western Australia on Wednesday, 15 June 2005 commencing at 10.00 am (WST) and at any adjournment of that meeting.

☐ **IMPORTANT: FOR ITEMS 1 TO 4 BELOW**

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Resolutions 1 to 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Resolutions 1 to 4 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark ☒ to indicate your directions

		FOR	AGAINST	ABSTAIN*
1.	Ratification of the Issue of Shares	☐	☐	☐
2.	Grant of Class A Options to John Butterworth, a Director of the Company	☐	☐	☐
3.	Grant of Class A Options to Blair Sergeant, a Director of the Company	☐	☐	☐
4.	Grant of Class A Options to Glenn Tetley, a Director of the Company	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐	Mark with an 'X' if you wish to appoint a second proxy	AND	%	OR	☐	State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
☐	☐	☐
Individual/ Sole Director and Sole Company Secretary	Director	Director/ Company Secretary

Contact Name ______________ Contact Daytime Telephone ______________ Date ______________



ABN 84 095 821 971

HOW TO COMPLETE THE PROXY FORM

1. **Appointment of a Proxy**

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the company or person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that company or person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

If you have appointed a company as your proxy and a representative of that company wishes to attend the meeting, the representative will be required to provide the Company with the appropriate written documentation evidencing that the person is a representative of the proxy. Should you require it, the Company will provide you with a corporate representative form free of charge. Please contact the Company Secretary if you require a corporate representative form.

2. **Votes on Items of Business**

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

3. **Appointment of a Second Proxy**

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.
(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.
(c) return both forms together in the same envelope.

4. **Signing Instructions**

You must sign this form as follows in the spaces provided:

Individual:	*where the holding is in one name, the holder must sign.*
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at the address given below no later than 48 hours before the commencement of the meeting at 10.00 am (WST) on Wednesday, 15 June 2005. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to Millepede International Limited:-

PO Box 8210
Subiaco East WA 6008

Fax: (61-8) 9382 1322